

Bath&BodyWorks®

Proxy Statement for the 2024 Annual Meeting of Shareholders and 2023 Annual Report








Bath&Body Works®

We make the world a brighter, happier place through the power of fragrance.



Home of America's Favorite Fragrances®, Bath & Body Works is a global leader in personal care and home fragrance, including top-selling collections for fine fragrance mist, body lotion and body cream, 3-wick candles, home fragrance diffusers and liquid hand soap. Powered by agility and innovation, our predominantly U.S.-based supply chain enables us to deliver quality, on-trend luxuries at affordable prices. Bath & Body Works serves and delights customers however and wherever they want to shop, from welcoming, in-store experiences at 1,850 company-operated Bath & Body Works locations in the U.S. and Canada and more than 480 international franchised locations to an online storefront at bathandbodyworks.com.

Dear Fellow Shareholders,

In 2023, Bath & Body Works made meaningful progress executing on the five key growth drivers established by the leadership team to focus on elevating the brand and product, extending the Company's reach, deepening engagement with customers, enabling a seamless omnichannel experience and enhancing operational excellence.

As a Board, we are focused on enabling the Company's transformation and are deeply engaged with the leadership team in overseeing the execution of the Company's strategy. The team made critical foundational investments in technology and marketing, while at the same time remained focused on operating efficiency and the implementation of cost reduction initiatives that led to achieving savings ahead of plan. Importantly, to help support long-term growth, the Company continued its expansion into adjacent categories such as Men's, fragrant haircare, laundry and lip.

At the same time, ensuring a balanced and thoughtful allocation of capital is a responsibility our Board takes seriously. After making investments in the business, Bath & Body Works generated $656 million in free cash flow in fiscal 2023, allowing us to return cash to shareholders through our quarterly dividend and share repurchases, as well as deleverage our balance sheet through debt repurchases. At the end of fiscal 2023, we had reduced our leverage ratio to 2.8x from 3.1x a year ago. In addition, we were pleased to pay $182 million in dividends and repurchase 4.1 million shares of common stock for $149 million during the year. Further, our Board was pleased to recently authorize a new $500 million share repurchase program.

Our Board is also committed to ensuring we have an optimal Board structure and composition with the right mix of expertise, backgrounds and tenures. We are continuing our focus on governance enhancements through reduction in Board size and rotation of Committee chairs. Following the annual meeting, through Board refreshment in 2023 as well as directors who have stepped down this year or have chosen not to stand for re-election, our Board will have an average director tenure of 3.4 years. After these most recent changes, our Board will consist of 10 directors, six of whom come from diverse communities: female, people of color and/or LGBTQIA+.

Last year, we made continued strides in incorporating our environmental, social and governance ("ESG") strategy into our work to deliver long-term value and responsible growth. We released our inaugural ESG report, which outlined our approach to working toward our 2025 and 2030 ESG commitments, focused on Engaged People, Thoughtful Products and Brighter Places. The formalization of our ESG focus, strategy and commitments followed an extensive ESG prioritization assessment, which included research and engagement with key stakeholders including associates across our business, customers, suppliers, investors and nonprofits.

In addition, in 2023, we were proud to be named one of America's Greatest Workplaces for diversity, LGBTQ+ individuals, veterans, and women by *Newsweek*, a Diversity First Top 50 Company by the Diversity Research Institute, and one of the Best Managed Companies by *The Wall Street Journal*.

The feedback we receive during our year-round engagement with shareholders informs our practices and policies, and we are committed to responsive action. Indeed, during 2023, we embarked on a comprehensive engagement process to better understand our shareholders' perspectives on executive compensation and took prompt action to address their concerns. As we look ahead, we remain committed to engaging with our shareholders on our areas of focus – whether it be our growth strategy and execution, our capital allocation plan, or our ESG priorities, maintaining an ongoing dialogue with shareholders remains paramount.

On behalf of the entire Board, I would like to thank our dedicated teams around the world that allow us to deliver on our purpose to make the world a brighter, happier place through the power of fragrance. With our market leadership, world-class team and continued progress against our growth drivers, the Board remains confident in our ability to deliver for our shareholders and all stakeholders in 2024.

Thank you for your continued support and investment in our company. We ask for your voting support on the items contained in this proxy statement, and appreciate you taking the time to cast your vote.



Sincerely,

Sarah E. Nash

Sarah E. Nash
Board Chair
Bath & Body Works, Inc.

Bath&BodyWorks®

Dear Fellow Shareholders,

Having completed my first full year as Chief Executive Officer, I am more excited than ever for the future of Bath & Body Works. My confidence is based on our team's impressive work in building on our strong foundation as a global leader in personal care and home fragrance at the intersection of consumer goods and retail. Our loyal customer base, profitable fleet, growing digital and omnichannel capabilities, vertically integrated supply chain, and talented store associates have been drivers of our success. In 2023, we made important investments in product innovation, marketing and technology to build on these strengths and drive progress toward our long-term growth and profitability goals.

We were not immune to macroeconomic impacts on our customers, especially the high inflation rates early in the year. We also experienced the continuing post-pandemic normalization within our candle and sanitizer categories. Despite these headwinds, all of our product categories outperformed expectations and our team delivered full-year net sales and earnings per share that exceeded our guidance.

Our solid financial results in 2023 were driven by progress against our long-term strategic priorities, which are aligned behind what we call the five Es: elevating our brand and product; engaging our customers; extending our reach; enabling a seamless omnichannel experience; and enhancing our operational efficiency. Our performance highlights include:

- We focused on product innovation, as well as upgrading our formulations, packaging and merchandising. We completed the reformulation of our hand soaps and body care, which are now made without parabens and sulfates. We also launched our foaming soap refills in recyclable cartons.
- We expanded further into adjacent categories. Our Men's business continued its strong growth. We introduced fragrant haircare products, with the offering attracting new customers to our brand. In addition, we expanded our lip assortment and piloted our laundry line with many of our bestselling fragrances at a limited number of stores and online. We plan to complete the rollout of our lip products to all North American stores by mid-2024 and bring our laundry offering to our entire U.S. store fleet by fall of this year.
- We celebrated the one-year anniversary of our loyalty program, and we exited 2023 with approximately 37 million active members. We continue to increase engagement with our loyalty members, including by offering impactful members-only experiences.

- We diversified our marketing efforts and launched a new brand campaign entitled Come Back to Your Senses. We also advanced our digital platforms to connect to our stores and provide a more seamless experience to our customers. Now that our technology systems are largely separated from Victoria's Secret, we are positioned to further strengthen loyalty and personalized marketing and more efficiently grow both sales and earnings.
- We delivered approximately $150 million in cost optimization savings and increased our total annual cost savings target by $50 million to $250 million to position the business for additional operating margin expansion.

In addition to these highlights, we returned approximately $330 million in capital to shareholders through our quarterly dividend and share repurchase program, while also reducing our debt leverage. We remain committed to a balanced and thoughtful capital allocation strategy and strong shareholder returns.

As a result of our efforts through the past year, we are entering 2024 with solid fundamentals. Our team will continue to move with focus and speed to deliver on our strategic priorities and make continued progress toward our long-term targets of $10 billion of net sales and 20% operating income margin.

I am confident our best days are ahead of us, and I look forward to working with my colleagues at Bath & Body Works to deliver strong and sustainable value creation for shareholders.

Thank you for your investment and your continued support.



Sincerely,

Gina R. Boswell

Gina R. Boswell
Chief Executive Officer
Bath & Body Works, Inc.

Bath&BodyWorks®

Bath&BodyWorks®

Notice of Annual Meeting of Shareholders
June 27, 2024

Who May Vote

Shareholders of record at the close of business on April 30, 2024, may vote at the meeting.



DATE:

Thursday,
June 27, 2024



TIME:

8:30 a.m.
Eastern Time



PLACE:

Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Date of Mailing

A Notice of Internet Availability of Proxy Materials or this proxy statement and the enclosed proxy card is first being sent to shareholders on or about May 15, 2024.

Internet Availability

In accordance with Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending them a Notice of Internet Availability of Proxy Materials with instructions for accessing the materials and voting via the Internet. We believe this method of distribution makes the proxy distribution process more efficient and less costly and limits our impact on the environment. This proxy statement and our Annual Report on Form 10-K for the fiscal year ended February 3, 2024, are available at *www.bbwinc.com* (see the "Investors" link followed by the "Annual Reports/Proxy" link).

ITEMS OF BUSINESS

1 Elect the 10 nominees proposed by the Board of Directors as directors.

2 Ratify the appointment of our independent registered public accounting firm.

3 Hold an advisory vote to approve named executive officer compensation.

4 Transact such other business as may properly come before the meeting.

This proxy statement contains important information, including a description of the business that will be acted upon at the meeting. If you plan to attend the meeting in person, please note that for security reasons, before being admitted to the meeting, you must present a valid, government-issued photo identification (such as a driver's license or a passport) and your proof of stock ownership as of April 30, 2024, the record date for the meeting. Please see "Information About the Annual Meeting and Voting—Attending the Annual Meeting" on page 70 of this proxy statement for additional information regarding attendance at the meeting. Your vote is important. Shareholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards. Whether or not you plan to attend the meeting, please vote by telephone or via the Internet or sign, date and return the enclosed proxy card in the envelope provided. Instructions are included on your proxy card. You may change your vote by submitting a later dated proxy (including a proxy via telephone or the Internet) or by attending the meeting and voting in person.

By Order of the Board of Directors,

Michael C. Wu (signature)

Michael C. Wu
Chief Legal Officer
and Corporate Secretary
May 15, 2024

Table of Contents

Bath&BodyWorks®

[THIS PAGE INTENTIONALLY LEFT BLANK]

2024 Proxy Statement Summary

This summary highlights information about Bath & Body Works, Inc. (referred to in this proxy statement as "we," "us," "our" and the "Company") and our upcoming 2024 annual meeting of shareholders contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider. Please carefully read the entire proxy statement before voting.

—— Your Vote Is Important ——

How to Vote Your Shares *(See Page 70)*

You may vote if you were a Company shareholder of record as of the close of business on April 30, 2024.



Online before the meeting

Go to the website designated on the enclosed proxy card or to the website indicated on the materials provided by your broker



By phone

Call the phone number designated on the enclosed proxy card or the materials provided by your broker



By mail

Complete, sign and date the enclosed proxy card and return it promptly in the envelope provided



In person during the annual meeting*

Submit a voting ballot at the annual meeting on June 27, 2024

*   If you plan to attend our annual meeting of shareholders in person, please note that you must follow certain procedures, including bringing your photo identification and evidence that you owned your shares as of April 30, 2024, the record date for the annual meeting. Please see "Information About the Annual Meeting and Voting—Attending the Annual Meeting" on page 70 of this proxy statement for additional information.

—— Roadmap for Voting Items ——

ITEMS TO BE VOTED ON	VOTE STANDARD	BOARD VOTE RECOMMENDATION	SEE PAGE
Item 1. Election of directors	Majority of votes cast	☑ FOR EACH NOMINEE	7
Item 2. Ratification of the appointment of independent registered public accounting firm	Majority of votes present in person or by proxy and voting thereon	☑ FOR	25
Item 3. Advisory vote to approve named executive officer compensation	Majority of votes present in person or by proxy and voting thereon	☑ FOR	30

Our Director Nominees *(See Page 8)*

The following table provides summary information about the 10 director nominees the Board of Directors (the "Board") has nominated for election at our 2024 annual meeting of shareholders. Additional information about each nominee's background and experience can be found beginning on page 11 of this proxy statement.

			COMMITTEE MEMBERSHIPS			
NAME AND PRINCIPAL OCCUPATION	AGE	YEARS OF TENURE	AC	HCCC	NGC	EC
Alessandro Bogliolo *Independent* Former CEO, Tiffany & Co.	59	2.1	○	●	●	○
Gina Boswell CEO, Bath & Body Works, Inc.	61	1.4	○	○	○	○
Lucy Brady *Independent* President, Snacks & Grocery, Conagra Brands, Inc.	54	1.2	○	●	●	○
Francis Hondal *Independent* Former President of Loyalty & Engagement, Mastercard, Inc.	59	3.1	●	●	○	○
Danielle Lee *Independent* Former President, Warner Music Artist & Fan Experiences, Warner Music Group Corp.	48	3.1	○	●	●	○
Sarah Nash *Independent* Chair of the Company's Board of Directors; CEO & Owner of Novagard Solutions	70	5.0	○	○	○	●
Juan Rajlin *Independent* Vice President & Treasurer, Alphabet Inc.	49	2.1	●	○	●	○
Stephen Steinour *Independent* Chairman, President & CEO, Huntington Bancshares Incorporated	65	10.2	●	○	○	●
J.K. Symancyk *Independent* President & CEO, PetSmart LLC	52	2.9	●	○	●	○
Steven Voskuil *Independent* Senior Vice President & CFO, The Hershey Company	55	1.2	●	●	○	○

AC **Audit** *HCCC* **Human Capital & Compensation** *NGC* **Nominating & Governance** *EC* **Executive** ● **Committee Member**

Director Nominee Highlights

Strong Board Diversity

5 of 10
Women*



3 of 10
Members of Underrepresented Communities*



90% of the Nominees
Joined the Board in 2019 or Later

57
Average Age

3.2 Years
Average Tenure

* Mses. Boswell, Brady, Hondal, Lee and Nash are our female director nominees. Ms. Hondal and Mr. Rajlin identify as Hispanic or Latino. Ms. Lee identifies as African American or Black. Mr. Rajlin identifies as a member of the LGBTQIA+ community.

Relevant Qualifications, Skills and Experience

We believe that our director nominees, as a whole, possess the optimal mix of qualifications, skills and experience that, taken together, provide us with the variety and depth of knowledge, judgment and vision necessary to provide effective oversight of the Company, including:

TECHNOLOGY	9 of 10	**EXECUTIVE BUSINESS EXPERIENCE**	10 of 10
FINANCIAL EXPERTISE	9 of 10	**GOVERNANCE**	10 of 10
MARKETING, DIGITAL & CONSUMER INSIGHTS	8 of 10	**OPERATIONS / SUPPLY CHAIN**	4 of 10
PUBLIC COMPANY CEO / SENIOR LEADERSHIP EXPERIENCE	6 of 10	**OMNICHANNEL RETAIL**	7 of 10
GLOBAL / INTERNATIONAL	9 of 10	**ENVIRONMENTAL, SOCIAL & GOVERNANCE**	8 of 10

Governance Highlights *(See Page 18)*

The "Corporate Governance" section beginning on page 17 of this proxy statement describes our strong governance framework, which includes:

☑	Independent Board Chair	☑	Separate CEO and Board Chair roles
☑	9 of 10 director nominees are independent	☑	Independent directors meet without management present
☑	Board actively involved in overseeing the Company's long-term business strategy, strategic priorities and material risks	☑	Each of our standing Board committees is composed of 100% independent directors
☑	Shareholders have the right to call special meetings (25%)	☑	All directors are elected annually by majority vote
☑	Regular management succession planning	☑	No supermajority voting requirements
☑	Proxy access rights	☑	Robust executive officer and director stock ownership guidelines
☑	No shareholders rights plan in effect	☑	Annual Board and committee self-evaluations

— Our Executive Compensation Program Aligns Pay-for-Performance *(See Page 32)* —

Our executive compensation program is designed to emphasize pay-for-performance and to provide a meaningful and direct link between the interests of our named executive officers ("NEOs") and those of our shareholders. We employ a pay mix philosophy that focuses on performance-based compensation, and we utilize rigorous performance metrics that align with our strategic direction, provide balance between growth and profitability and are designed to drive total shareholder return.

As described in more detail below, as part of our ongoing efforts to ensure our executive compensation program is aligned with the interests of our shareholders, we undertook a comprehensive shareholder engagement process in fiscal 2023 to better understand our shareholders' perspectives regarding compensation and governance matters and the key drivers for their voting decisions. Our engagement efforts in 2023 were focused during two main periods – in the spring of 2023 leading up to our 2023 annual meeting of shareholders, and during the fall of 2023 into the winter of 2024 in connection with our implementation of a number of changes to our executive compensation program, as highlighted in the table beginning on the next page. One or more of our Board members participated in meetings with shareholders representing approximately 54% of our shares outstanding as of December 31, 2023. The Chair of our Human Capital & Compensation Committee ("HCC Committee") participated in 19 of those meetings with shareholders representing approximately 51% of our shares outstanding as of December 31, 2023.



(1) Percentages of shareholders solicited and percentages of shareholders we met with set forth in this chart reflect share ownership as of March 31, 2023 and December 31, 2023 for the "Spring 2023 Engagement" and the "Fall 2023 and Winter 2024 Engagement," respectively.

As a result of this engagement process and in light of the results of our 2023 "say-on-pay" vote, the HCC Committee, in consultation with its independent compensation consultant, promptly implemented specific enhancements to our executive compensation program in fiscal 2023 and 2024 in direct response to shareholder feedback and to further align the interests of our executives with those of our shareholders. In addition to these changes, our executive compensation program normalized in fiscal 2023 and into fiscal 2024 following the completion of our Chief Executive Officer search and transition process in December 2022, in line with our historical philosophy and approach to the compensation of our NEOs.

The table below highlights the key areas of shareholder feedback we received regarding our executive compensation program during fiscal 2023 and describes the specific actions the HCC Committee took to be responsive to our shareholders.

WHAT WE HEARD	HOW WE RESPONDED
Shareholders expressed concerns with the magnitude of the one-time restricted share unit ("RSU") award to our Board Chair in fiscal 2022 (as previously disclosed in last year's proxy statement)	• The HCC Committee committed not to make outsized awards to non-management directors in the future, including if the Company is faced with transformational periods and/or that director assumes a transitional/interim management role.
Incentive compensation program should incorporate additional performance measures, including an absolute net sales metric or a capital allocation or returns-based metric	• We added a new relative total shareholder return ("TSR") metric (compared to the S&P 500 Consumer Discretionary Distribution & Retail Index) to the 2023 performance share units ("PSUs"), which applies in addition to the existing operating income margin metric, each equally weighted, to align compensation outcomes more closely with shareholder returns. The relative TSR metric replaced the relative revenue growth metric that had historically been part of the program. • In addition, we added a "negative absolute TSR cap" to our 2023 PSUs which provides that if our absolute TSR is negative during the applicable performance period, the payout under the 2023 PSU awards is capped at 100% of target performance. • We added a new absolute net sales metric to our 2024 short-term cash incentive program to align with the Company's business objectives and growth strategy. This enhanced program for fiscal 2024 incents our NEOs to achieve both top- and bottom-line performance. The metrics include absolute adjusted operating income (75% weighting) and absolute net sales (25% weighting).
Enhance compensation peer group to include higher performing and/or more consumer-packaged goods ("CPG") peers	• We added higher performing and more comparable peers to our 2024 Compensation Peer Group (PVH Corp. and Tapestry, Inc.), and we removed Foot Locker, Inc. and Burlington Stores, Inc. We believe the 2024 Compensation Peer Group closely aligns with our business model and merchandise focus and reflects companies that are similar in size and scope, and that compete with us for executive talent. • We assess our peer group annually, which allows us to continue to monitor potential peer group changes and incorporate our shareholders' feedback.

WHAT WE HEARD	HOW WE RESPONDED
Enhance the link between compensation program and total shareholder returns, including by increasing emphasis on long-term equity incentives	• The 2023 PSU awards granted to our NEOs included a relative TSR performance measure (with payout capped at target if our absolute TSR is negative) compared to companies in the S&P 500 Consumer Discretionary Distribution & Retail Index. • We enhanced the rigor of our Chief Executive Officer stock ownership guidelines by increasing the number of shares required to be owned from 5x to 6x base salary to further align our Chief Executive Officer's interests with those of our shareholders over the long-term and better align with market best practice. • As part of the 2024 annual compensation review cycle, the HCC Committee did not increase the base salaries or short-term performance-based incentive compensation targets for our executive officers; rather, only increases in executive officer target long-term equity incentive compensation were approved, thereby enhancing the weighting of our NEOs' long-term equity compensation as a percentage of their total pay mix. • The HCC Committee increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% for fiscal 2024. • We maintain robust compensation recoupment policies that provide for the recovery of incentive and severance compensation, including if an executive engages in certain misconduct or detrimental activities.
Retention awards have been granted to NEOs in recent years, including in 2022, and approximately 50% of the awards were subject only to time-based vesting conditions	• We have returned to our normal historical compensation practices following the appointment of Ms. Boswell as Chief Executive Officer, which has provided stability to our senior leadership team. • As a result, no additional retention awards have been made since 2022 and none are currently contemplated for our NEOs.

We believe these changes directly address our shareholders' perspectives and strengthen our commitment to our pay-for-performance philosophy and shareholder value creation. Our robust shareholder engagement process in fiscal 2023 and early 2024, as well as the changes we implemented in light of the constructive feedback we received, exemplify our commitment to engaging with our shareholders.

In addition to the changes made to the compensation program, we note that the compensation actions that were the focus of our 2023 say-on-pay proposal were made during a period of significant uncertainty and transition for the Company. Since that time and looking forward to fiscal 2024 and beyond, our executive compensation program has normalized, and we have remained committed to aligning executive compensation with performance and making decisions that drive our business goals to serve both the short and long-term interests of our shareholders.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this proxy statement or made by our Company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential," "target," "goal" and any similar expressions may identify forward-looking statements. The forward-looking statements contained in this proxy statement are subject to certain risks, uncertainties and other factors that could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this proxy statement or otherwise made by our Company or our management. We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this proxy statement to reflect circumstances existing after the filing date of this proxy statement or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized. Additional information regarding these and other factors can be found in "Item 1A. Risk Factors" in our 2023 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "Commission"), and our subsequent filings.

Election of Directors
(Item 1 on the Proxy Card)

Our Board is elected annually by our shareholders and currently has 12 members. Each director is, and throughout his or her service during fiscal 2023 was, independent in accordance with applicable New York Stock Exchange ("NYSE") standards other than Gina Boswell, our Chief Executive Officer.

On March 13, 2024, each of Patricia Bellinger and Michael Morris notified the Company of their decision not to stand for re-election at the 2024 annual meeting of shareholders. The Company deeply appreciates the dedicated and invaluable service of Ms. Bellinger and Mr. Morris during their respective tenures on the Board and most recently as Chairs of the Nominating & Governance Committee and the HCC Committee, respectively.

Accordingly, the size of the Board will be reduced to 10 members immediately following the conclusion of the Company's 2024 annual meeting of shareholders and, therefore, shareholders may only cast their vote with respect to the 10 director nominees described below.

The Nominating & Governance Committee is responsible for considering candidates for the Board and recommending director nominees for the Board. After evaluating the performance, qualifications, skills and experience of each of the current Board members and the composition of our full Board, based upon the recommendations of the Nominating & Governance Committee, the Board has recommended the election of 10 directors.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED BELOW.



Sarah Nash
CEO and Owner, Novagard Solutions, and Board Chair, Bath & Body Work, Inc.



Alessandro Bogliolo
Former CEO, Tiffany & Co.



Gina Boswell
CEO, Bath & Body Works, Inc.



Lucy Brady
President, Snacks & Grocery, Conagra Brands, Inc.



Francis Hondal
Former President of Loyalty & Engagement, Mastercard Inc.



Danielle Lee
Former President, Warner Music Artist & Fan Experiences, Warner Music Group Corp.



Juan Rajlin
VP & Treasurer, Alphabet Inc.



Stephen Steinour
Chairman, President & CEO, Huntington Bancshares Incorporated



J.K. Symancyk
President & CEO, PetSmart LLC



Steven Voskuil
SVP & CFO, The Hershey Company

We believe that our director nominees, as a whole, possess the right mix of qualifications, skills and experience that, taken together, provide us with the variety and depth of knowledge, judgment and vision necessary to provide effective oversight of the Company. Our directors also reflect the diversity of our workforce, the communities we serve, our customers and our other key stakeholders. The tables below summarize the skills, qualifications and attributes of our director nominees, as well as certain diversity characteristics self-identified by our director nominees, that are important to our Board.

Qualifications and Skills


Technology
Knowledge of or experience with technology, including digital solutions, information technology systems and architecture, and/or cybersecurity or data security


Executive Business Experience
Experience serving in an executive capacity in a public company


Financial Expertise
Knowledge of or experience in capital markets, capital allocation, corporate finance and/or accounting


Governance
Experience serving on a public company board or developing corporate governance policies or investor relations programs for public companies


Marketing, Digital & Consumer Insights
Experience in marketing, branding, digital and e-commerce, data analytics, customer loyalty and/or consumer insights


Operations / Supply Chain
Experience with multi-site operational management, including logistics, distribution and/or fulfillment


Public Company CEO / Senior Leadership Experience
Experience serving as a chief executive officer or in a similar leadership position of a public company


Omnichannel Retail
Retail or consumer products experience or experience connecting digital and physical commerce, including services and capabilities, organizational structure and related solutions


Global / International
International experience or experience managing international operations or organizations


ESG
Expertise in environmental, social and governance (ESG) issues







Qualifications / Skills	Bogliolo	Boswell	Brady	Hondal	Lee	Nash	Rajlin	Steinour	Symancyk	Voskuil
Technology		■	■	■	■	■	■	■	■	■
Executive Business Experience	■	■	■	■	■	■	■	■	■	■
Financial Expertise	■	■	■	■		■	■	■	■	■
Governance	■	■	■	■	■	■	■	■	■	■
Marketing, Digital & Consumer Insights	■	■	■	■	■		■		■	
Operations / Supply Chain	■	■				■			■	
Public Company CEO / Senior Leadership Experience	■	■				■		■	■	■
Omnichannel Retail	■	■	■	■	■		■		■	
Global / International	■	■	■	■	■	■	■		■	■
ESG	■	■	■		■	■	■	■	■	
Male, Female or Non-binary (M, F or NB)	M	F	F	F	F	F	M	M	M	M
Race / Ethnicity										
African American or Black					■					
Hispanic or Latino				■			■			
White	■	■	■			■		■	■	■
Other Characteristics										
LGBTQIA+							■			

A Broadly Representative Board

10 BOARD NOMINEES

50% Women

30% People of Color



AGE DISTRIBUTION

2
4
4

- ◼ < 55 years
- ◼ ≥ 55 but < 65 years
- ◼ ≥ 65 years



BOARD TENURE

1
3
6

- ◼ < 2 years
- ◼ ≥ 2 but < 6 years
- ◼ ≥ 6 years

Each of the 10 individuals nominated for election to the Board would hold office until our 2025 annual meeting of shareholders or until his or her successor is elected and qualified. Your proxy will vote for each of the nominees unless you specify otherwise. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the Board; alternatively, the Board may elect to reduce the size of the Board. We are unaware of any nominee of the Board who would be unable to serve as a director if elected.

Set forth below is additional information about the experience and qualifications of each of the nominees for director that led the Board to conclude that the director nominee would provide valuable insight and guidance as a member of the Board.

Board Nominees



Age: 59
Director since: 2022
Committees:
- Human Capital & Compensation Committee
- Nominating & Governance Committee

Alessandro Bogliolo INDEPENDENT DIRECTOR

Experience

Mr. Bogliolo, born in Italy, previously served as the chief executive officer and director of Tiffany & Co. ("Tiffany"), a luxury jewelry and specialty retailer, serving in such role from October 2017 through the acquisition of Tiffany by LVMH Moët Hennessy Louis Vuitton SE ("LVHM") in January 2021. In November 2022, Mr. Bogliolo assumed the role of board chair of Audemars Piguet, a Swiss manufacturer of luxury mechanical watches and clocks, after joining its board of directors in August 2022. Mr. Bogliolo also joined the board of directors of Hyatt Hotels Corporation, a publicly traded global hospitality company, in December 2023. Prior to joining Tiffany, Mr. Bogliolo served as chief executive officer and director of Diesel SpA, an international fashion brand that is part of the OTB Group, from 2013 to 2017, and in senior roles with LVMH from 2011 to 2013, including as chief operating officer, North America, for Sephora USA and executive vice president and chief operating officer of Bulgari. Mr. Bogliolo's nomination is supported by his extensive executive, strategic and operational leadership experience, including as chief executive officer of a publicly traded retail brand, his deep knowledge of the retail industry and consumers, his international experience and perspective and his service on other public company boards of directors.



Age: 61
Director since: 2022

Gina R. Boswell CHIEF EXECUTIVE OFFICER

Experience

Ms. Boswell joined the Company as Chief Executive Officer on December 1, 2022. Prior to joining the Company, Ms. Boswell held senior executive roles with Unilever PLC ("Unilever"), a global food, personal care and household products company, including president, US customer development from May 2017 through October 2019; general manager, U.K. and Ireland from September 2015 through May 2017; and executive vice president, personal care from 2011 through September 2015. Ms. Boswell joined Unilever through its acquisition of Alberto-Culver Company, where she served as president, global brands, overseeing marketing, research and development, consumer insights and packaging for numerous hair and skin care brands from 2008 through July 2011. Earlier in her career, Ms. Boswell served as chief operating officer of Avon North America and held senior positions at Ford Motor Company and The Estée Lauder Companies Inc. Ms. Boswell served on the board of directors of ManpowerGroup Inc., a provider of workforce solutions and services, from February 2007 through December 2022; Wolverine World Wide, Inc., a designer, marketer and licensor of footwear and apparel, from December 2013 through December 2022; and ACCO Brands Corporation, a manufacturer of consumer, school, technology and office products, from March 2022 through December 2022. Ms. Boswell is a *summa cum laude* graduate of Boston University and received her M.B.A. from Yale University, and has served as a member of the board of trustees of Yale University since September 2023. Ms. Boswell's nomination is supported by her extensive beauty and personal care leadership roles at global companies, her expertise in sales, marketing, brand-building and business development and strategy, and her experience serving on several other public company boards of directors.



Age: 54
Director since: 2023
Committees:
- Human Capital & Compensation Committee
- Nominating & Governance Committee

Lucy O. Brady

INDEPENDENT DIRECTOR

Experience

Ms. Brady has served as president, snacks and grocery at Conagra Brands, Inc. ("Conagra"), a publicly traded leading branded food company, since June 2022. As president, snacks and grocery, Ms. Brady leads the ongoing modernization and growth of Conagra's $5 billion grocery and snacks portfolio. Prior to joining Conagra, she served as senior vice president and chief digital customer engagement officer at McDonald's Corporation ("McDonald's") from 2020 to 2022, overseeing some of its most significant growth drivers, including delivery, loyalty, digital ordering and pickup and personalized communications. Ms. Brady joined McDonald's as senior vice president of corporate strategy, business development and innovation in September 2016 after previously serving as a managing director and senior partner at The Boston Consulting Group. Ms. Brady's nomination is supported by her omnichannel retail and consumer products experience, her executive leadership and corporate strategy experience and her expertise in global digital strategy and customer loyalty and engagement.



Age: 59
Director since: 2021
Committees:
- Audit Committee
- Human Capital & Compensation Committee

Francis A. Hondal

INDEPENDENT DIRECTOR

Experience

Ms. Hondal previously served as president of loyalty and engagement at Mastercard Inc. ("Mastercard"), a global technology company in the payments industry, from 2018 to 2022. She was also a member of Mastercard's management committee. In that role, Ms. Hondal led the expansion of consumer benefits, performance-based and personalized marketing services, loyalty and rewards programs and data and technology services for enterprises worldwide ranging from financial institutions, retail and commerce, hospitality and fintech. From 2015 to 2018, Ms. Hondal served as global executive leader for consumer credit products, loyalty services, marketing and digital services at Mastercard and was responsible for innovative new product development, strategic partnerships and data services via direct and partners' marketing channels. From 2011 to 2015, she was executive vice president of products, marketing and advisors at Mastercard within its Latin American region. Ms. Hondal also spent 17 years at American Express Company in global and regional general management, marketing and finance roles within its consumer services division. Since September 2020, Ms. Hondal has served as a director of Equitable Holdings, Inc., a financial services holding company composed of two principal franchises, Equitable and AllianceBernstein. She also serves on the board of trustees of the Florida International University Foundation. Ms. Hondal's nomination is supported by her extensive consumer marketing, finance, loyalty and international general management experience.



Age: 48
Director since: 2021
Committees:
- Human Capital & Compensation Committee
- Nominating & Governance Committee

Danielle M. Lee INDEPENDENT DIRECTOR

Experience

Ms. Lee served as president, Warner Music artist and fan experiences at Warner Music Group Corp. ("Warner Music"), a publicly traded music entertainment company, from June 2021 to June 2023, where she led an in-house creative agency for the Warner Recorded Music roster as well as for third-party musical artists. Prior to joining Warner Music, Ms. Lee was the chief fan officer for the National Basketball Association (the "NBA") from March 2020 through May 2021, where she oversaw brand, creative and multiplatform fan marketing globally and was charged with elevating brand perceptions, cultural connection and fan engagement. Prior to joining the NBA, Ms. Lee served for four years as global vice president, partner solutions at Spotify Technology S.A. ("Spotify"), where she was responsible for developing go-to-market strategy and growing global revenue across music, podcasts and high-impact digital experiences. Prior to Spotify, Ms. Lee served as global vice president, commercial marketing at Vevo LLC. She also spent seven years at AT&T Inc. and served as vice president of product marketing and innovation for AT&T AdWorks after beginning her career at Showtime Networks Inc. In May 2023, Ms. Lee joined the board of directors of Applause App Quality, Inc., a digital testing company owned by Vista Equity Partners. Ms. Lee's nomination is supported by her extensive experience and involvement in brand-building, product innovation and strategic marketing across technology, media and entertainment.



Age: 70
Director since: 2019

Board Chair
Committees:
- Executive Committee

Sarah E. Nash INDEPENDENT CHAIR OF THE BOARD

Experience

Ms. Nash is the independent Chair of the Company's Board of Directors. Ms. Nash served as Interim Chief Executive Officer of the Company from May 2022 through November 2022, and as Executive Chair of the Board from February 2022 to January 2023, following the resignation of the Company's Chief Executive Officer in May 2022 for health reasons. Prior to February 22, 2022, Ms. Nash served as the independent Board Chair beginning in May 2020, and joined the Board in May 2019. Ms. Nash is also the chief executive officer and owner of Novagard Solutions, an innovator and manufacturer of silicone sealants and coatings and hybrid and foam solutions for the building systems, electronics, EV and battery, and industrial and transportation markets. Ms. Nash spent nearly 30 years in investment banking at JPMorgan Chase & Co. (and predecessor companies), a financial services firm, retiring as vice chairman of global investment banking in July 2005. She served on the boards of directors of Knoll, Inc., a publicly traded designer and manufacturer of lifestyle and workplace furnishing, textiles and fine leathers, from 2006 through its acquisition by Herman Miller, Inc. in 2021, and privately held Irving Oil Company through March 2022, and served as a member of the National Board of the Smithsonian Institution through 2022. Ms. Nash currently serves on the boards of directors of Blackbaud, Inc., a publicly traded software company providing technology solutions for the not-for-profit industry, and privately held HBD Industries, Inc., a manufacturer and supplier of general purpose and application-engineered industrial products. Ms. Nash is a trustee of the New York-Presbyterian Hospital, a member of the Smithsonian Tropical Research Institute, Panama, the chair of the International Advisory Board of the Montreal Museum of Fine Arts and a trustee for the Cleveland Museum of Art. Ms. Nash holds a B.A. in political science from Vassar College. Ms. Nash's nomination is supported by her extensive experience in capital markets, strategic transactions, operations and corporate governance as well as her management expertise.



Age: 49
Director since: 2022
Committees:
- Audit Committee
- Nominating & Governance Committee

Juan Rajlin INDEPENDENT DIRECTOR

Experience

Mr. Rajlin, born in Argentina, has served as the vice president and treasurer of Alphabet Inc. ("Alphabet"), a publicly traded multinational technology company, and its subsidiary Google LLC ("Google") since October 2018. In Mr. Rajlin's role with Alphabet, he oversees over $100 billion of investments, corporate finance policy and financial risk management. He is also a key executive overseeing Google's sustainability strategy and diversity, equity and inclusion work. Prior to joining Alphabet, Mr. Rajlin served as corporate treasurer and chief risk officer from February 2013 through September 2017 and as chief financial officer, products and services from October 2017 through September 2018, in each case at Mastercard, and held various roles with increasing levels of responsibility with General Motors Company before joining Mastercard. Mr. Rajlin holds a B.S. in economics from Universidad Torcuato Di Tella in Argentina and an M.B.A. from Columbia University. Mr. Rajlin's nomination is supported by his extensive finance and risk management experience, his experience with financial and capital allocation matters, consumer-driven technologies and ESG matters and his deep international experience and perspective.



Age: 65
Director since: 2014
Committees:
- Audit Committee
- Executive Committee

Stephen D. Steinour INDEPENDENT DIRECTOR

Experience

Mr. Steinour has been the chairman, president and chief executive officer of Huntington Bancshares Incorporated, a publicly traded bank holding company, since 2009. Mr. Steinour served as Interim Lead Independent Director on the Company's Board of Directors from March 2022 to January 2023. From 2008 to 2009, Mr. Steinour was a managing partner in CrossHarbor Capital Partners, LLC, a recognized leading manager of alternative investments. Mr. Steinour was with Citizens Financial Group from 1992 to 2008, where he served in various executive roles, including president from 2005 to 2007 and chief executive officer from 2007 to 2008. Mr. Steinour also serves as a supervisory board member of The Clearing House, a real-time payments platform. He previously served as a trustee of Liberty Property Trust, a real estate investment trust, from 2010 to 2014, as a director of the Federal Reserve Bank of Cleveland, from 2017 to 2019, and as a director of Exelon Corporation, a publicly traded utility services holding company, from 2007 to 2020. Mr. Steinour's nomination is supported by his extensive executive experience, financial expertise and service on several public company boards of directors.



Age: 52
Director since: 2021
Committees:
- Audit Committee
- Nominating & Governance Committee

J.K. Symancyk
INDEPENDENT DIRECTOR

Experience

Mr. Symancyk has served as president and chief executive officer and a director of PetSmart LLC, a large specialty pet retailer, since June 2018. From September 2015 to June 2018, Mr. Symancyk was the chief executive officer of Academy Sports and Outdoors, Inc., a publicly traded sporting goods and outdoor recreation retailer ("Academy Sports"). Mr. Symancyk has nearly 30 years of industry experience managing complex retail organizations, including in roles of increasing responsibility with each of Academy Sports, Meijer and Walmart Stores. Mr. Symancyk also served on the board of directors of Chewy, Inc., a publicly traded online retailer for pet products, supplies and prescriptions, from June 2018 through July 2021, and GameStop Corp., a publicly traded gaming and entertainment products retailer, from March 2020 to June 2021. Mr. Symancyk's nomination is supported by his executive experience, including as a leading retail chief executive officer, his financial and operational experience, and his deep understanding of the retail industry.



Age: 55
Director since: 2023
Committees:
- Audit Committee
- Human Capital & Compensation Committee

Steven E. Voskuil
INDEPENDENT DIRECTOR

Experience

Mr. Voskuil has served as senior vice president and chief financial officer of The Hershey Company ("Hershey") since 2019 and is responsible for leading Hershey's global finance organization, including financial planning and analysis, accounting and reporting, tax, treasury, internal audit and investor relations. Prior to joining Hershey, he served as senior vice president and chief financial officer of Avanos Medical, Inc. (previously Halyard Health, Inc.) ("Avanos"), a publicly traded global medical device company serving healthcare needs in more than 90 countries, after he led Avanos' successful spin-off from Kimberly-Clark Corporation ("Kimberly-Clark) in 2014. Prior to Avanos, he worked for 23 years at Kimberly-Clark, including serving as chief financial officer of Kimberly-Clark International and vice president and treasurer of Kimberly-Clark. Since 2023, Mr. Voskuil has served as a member of the Economic and Community Advisory Council for the Federal Reserve Bank of Philadelphia. Mr. Voskuil's nomination is supported by his extensive financial (including capital allocation) and executive experience, including as chief financial officer of a Fortune 500 company, his international business experience and his consumer products experience.

WE RECOMMEND THAT YOU VOTE **"FOR"** THE ELECTION OF EACH NOMINEE TO OUR BOARD OF DIRECTORS.

Director Independence

The Board has determined that each of the individuals nominated to serve on the Board (except for Ms. Boswell, our Chief Executive Officer) and each of Ms. Bellinger and Mr. Morris have no material relationship with the Company other than in his or her capacity as a director of the Company and that each is "independent" in accordance with applicable NYSE standards. The Board has also determined that Thomas J. Kuhn, who resigned from the Board effective on April 20, 2024, was "independent" in accordance with applicable NYSE standards during the time he served on the Board. If all director nominees are elected to serve as our directors at our 2024 annual meeting, independent directors will constitute 90% of our Board.

In making these determinations, the Board took into account all factors and circumstances that it considered relevant, including, where applicable, the existence of any employment relationship between the director or a member of the director's immediate family and the Company; whether within the past three years the director or a member of the director's immediate family has served as an executive officer of the Company; whether the director or a member of the director's immediate family has received, during any 12-month period within the last three years, direct compensation from the Company in excess of $120,000 (other than compensation in respect of such person's service on the Board); whether the director or a member of the director's immediate family has been, within the last three years, a partner or an employee of the Company's internal or external auditors; and whether the director or a member of the director's immediate family is employed by an entity that is engaged in business dealings with the Company that exceed the greater of $1 million or 2% of such entity's consolidated gross revenues. The Board has not adopted categorical standards with respect to director independence. The Board believes that it is more appropriate to make independence determinations on a case-by-case basis in light of all relevant factors. The Board considered Ms. Nash's service as the Executive Chair and/or Interim Chief Executive Officer of the Company during the period from February 22, 2022, through January 28, 2023, and the one-time award of RSUs to Ms. Nash on March 10, 2022, that vest over three years (as described under the heading "Compensation-Related Matters—Compensation Discussion and Analysis—Compensation for NEOs—2022 Nash Equity Award" in the Company's 2023 proxy statement as filed with the Commission on April 18, 2023) and determined, in accordance with the applicable NYSE standards, that such service as an interim executive officer and compensation, as well as the one-time nature of the award, did not disqualify Ms. Nash from being an independent director following the end of such service.

Board Refreshment and Selection of Director Nominees

The Company believes that an effective Board consists of individuals who possess a variety of complementary skills, a range of tenures, a diversity of perspectives and expertise in key areas supporting our business and evolving strategy. Accordingly, the Nominating & Governance Committee and the Board consider the performance, contributions, skills and experience of our Board members in the broader context of the Board's overall composition, with a view toward constituting a Board that has the integrity, judgment, skill set, experience and other characteristics to oversee the broad set of challenges that the Company faces and evaluate management on executing the Company's strategy. Refreshment of the Board promotes the long-term interests of our shareholders and strengthens Board and management accountability.

> *The Board has in place a robust refreshment process. If all nominees are elected to serve as directors at the 2024 annual meeting, 90% of the Company's directors will have joined the Board in 2019 or later, and the average director tenure on our Board will be 3.4 years.*

In assessing new individuals to serve as directors and committee members, the Nominating & Governance Committee takes into account the qualifications of existing directors for continuing service or re-nomination, which may be affected by, among other things, the quality of their contributions, their attendance records, changes in their primary employment or other business affiliations, the number of boards of publicly traded companies on which they serve or other competing demands on their time and attention. While the Board has not established any specific minimum qualifications for director nominees, as indicated in the Company's corporate governance principles, the directors and any potential nominees should possess the integrity, judgment, skills, experience and other characteristics that are deemed necessary or desirable for the effective performance of the Board's oversight function. Certain of the skills, qualifications and particular areas of expertise considered with respect to the members of the Board are summarized under the heading "Election of Directors—The Board's 2024 Director Nominees" and in the director biographies found on pages 11 through 15 of this proxy statement. The Company's corporate governance principles provide that

the Board will be composed of members of diverse backgrounds, as the Company is committed to ensuring that the Board is composed of individuals whose backgrounds reflect the diversity represented by our associates, customers, shareholders and other key stakeholders. In addition, the charter of the Nominating & Governance Committee includes a commitment to have at least 50% of the Board be diverse and to provide that the initial pool of candidates for any Board vacancy shall consist of at least one woman and one person of color. The Nominating & Governance Committee considers the diversity of experience, background and expertise of the current directors and areas where new directors might add additional perspectives as factors in the selection of Board nominees. If all 10 director nominees are elected to serve as our directors, five of our directors will be women (including our independent Board Chair), three of our directors will be people of color and one of our directors will be a member of the LGBTQIA+ community.

The Nominating & Governance Committee does not have a formal policy regarding the consideration of director candidates recommended by shareholders. The Board believes that it is more appropriate to provide the Nominating & Governance Committee flexibility in evaluating shareholder recommendations. In the event that a director nominee is recommended by a shareholder, the Nominating & Governance Committee will give due consideration to the director nominee and will use the same criteria used for evaluating individuals nominated by the Board, in addition to considering the information relating to the director nominee provided by the shareholder.

During the first half of 2023, the Company engaged a search firm to assist the Nominating & Governance Committee in identifying and evaluating potential directors. In line with the Board's commitment to refreshment, self-evaluation and diversity, members of the Board met regularly with the search firm, vetted and interviewed a number of potential director candidates, and engaged with the Company's shareholders. The search culminated in, based on the recommendations of the Nominating & Governance Committee, the appointment of three new independent directors in the first quarter of 2023.

Corporate Governance

The Company has a long-standing commitment to strong corporate governance, which promotes the long-term interests of our shareholders, strengthens Board and management accountability and helps build stakeholder trust in the Company. The Board has adopted policies and processes that foster effective Board oversight of critical matters such as strategy, risk management, financial and other controls, capital allocation, technology, cybersecurity and data security, compliance and ethics, culture, ESG matters, Board refreshment and management succession planning. The Board regularly reviews the Company's major governance documents, policies and processes in the context of current governance trends, recognized best practices and legal and regulatory changes.

The following sections provide an overview of our corporate governance structure, policies and processes, including key aspects of our Board's and its committees' operations.

Corporate Governance Highlights

INDEPENDENT BOARD OVERSIGHT

Majority Independent Board	Our Board includes 12 members, 11 of whom are independent, including our independent Board Chair.
Separate Board Chair and CEO Roles	The Chief Executive Officer and Board Chair have been two separate people since March 2020 (other than from May 2022 to November 2022 when Ms. Nash served as our Interim Chief Executive Officer). The Chief Executive Officer and Board Chair roles are required to be separated pursuant to our Nominating & Governance Committee charter.
Independent Board Committees	Each of our standing Board committees is composed solely of independent directors.
Oversight of Critical Matters	Our Board oversees the Company's strategic, capital structure (including capital allocation), risk management, compliance, cybersecurity, data security and ESG matters.
Management Succession	Our Board regularly reviews succession plans for our Chief Executive Officer and other senior management positions.
Independent Executive Sessions	At every regular Board meeting, time is set aside for the independent directors to meet in executive session.

SHAREHOLDER RIGHTS AND ACCOUNTABILITY

Annual Board Elections	All directors are elected annually. We do not have a classified Board.
Majority Voting Requirements	Our Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws") include no supermajority voting requirements.
Proxy Access	Our Bylaws include proxy access rights, permitting up to 20 shareholders owning 3% or more of the outstanding shares of the Company's common stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
Shareholder Ability to Call Special Meetings	Shareholders who own at least 25% of the outstanding shares of the Company's common stock may call a special meeting of shareholders.
Majority Voting Standard for Uncontested Director Elections	In uncontested director elections, directors are elected by a majority of votes cast.
No Shareholder Rights Plan	We do not have a shareholder rights plan / "poison pill" in effect.

BOARD STRUCTURE

Director Nominee Qualifications and Skills	We believe that our director nominees, as a whole, possess the optimal mix of qualifications, skills and experience and reflect the diversity of our Company's associates, the communities we serve, our customers and our other key stakeholders.
Director Diversity	Of our 10 Board nominees, five are women, three are people of color and one is a member of the LGBTQIA+ community. Pursuant to the charter of our Nominating & Governance Committee, the Board is committed to having at least 50% of the Board be diverse and to ensuring that the initial pool of candidates for any Board vacancy consists of at least one woman and one person of color.
Director Overboarding Policy	Under the Company's corporate governance principles, directors may serve on no more than four public company boards (including the Company's Board), and any director who is also a named executive officer of another public company may serve on no more than two public company boards (including the Company's Board).
Annual Self-assessments	The Board and its committees perform annual self-assessments to enhance performance.

Board Leadership Structure

Ms. Boswell serves as Chief Executive Officer and Ms. Nash serves as Chair of the Board. Ms. Nash, who has chaired our Board since May 2020, served as independent Board Chair throughout fiscal 2023. The charter of the Nominating & Governance Committee provides that the positions of Chair of the Board and Chief Executive Officer will be held by different persons. If the Chair of the Board is not an independent director, our corporate governance principles further provide that an independent director will be appointed by the independent directors of the Board as the lead independent director (the "Lead Independent Director"). If a Lead Independent Director is appointed, the Lead Independent Director will have the following responsibilities:

- preside at all meetings of the Board at which the Chair of the Board is not present, including executive sessions of the independent and non-management directors;
- serve as liaison between the Chair of the Board and the independent and non-management directors;
- approve information sent to the Board;
- collaborate with the Chair of the Board to set meeting agendas for the Board;
- approve meeting schedules to assure that there is sufficient time for discussion of all agenda items;
- have the authority to call meetings of the independent and non-management directors;
- if requested by major shareholders, ensure that he or she is available for consultation and direct communication;
- assist the Chair of the Board and the Board in assuring compliance with and implementation of the Company's corporate governance principles; and
- perform any other duties that may be deemed appropriate or necessary by the Board.

Given that we currently have an independent Chair of the Board, we do not have a Lead Independent Director.

The Board believes that the separated roles of Chair of the Board and Chief Executive Officer, and the significant responsibilities of a Lead Independent Director in the event that the Chair of the Board is not independent, provide an appropriate balance between leadership and independent oversight.

Meeting Attendance

Our Board held 12 meetings during fiscal 2023. During fiscal 2023, all of the then-current directors attended 75% or more of the total number of meetings of the Board and of the committees of the Board on which they served. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of the director's duties, including by attending meetings of the Board and the committees of which the director is a member. In connection with the Board's refreshment efforts, members of the Board and the Nominating & Governance Committee also held numerous interviews and discussions regarding potential director candidates during the first half of 2023, in addition to the meetings of the Board and its committees.

The Company does not have a formal policy regarding attendance by members of the Board at the Company's annual meeting of shareholders. However, it encourages directors to attend and historically nearly all have done so. All of the then-current Board members, other than Mr. Steinour, due to a previously scheduled commitment, attended the 2023 annual meeting of shareholders.

Committees of the Board

During fiscal 2023, the Board had a standing Audit Committee, HCC Committee, Nominating & Governance Committee and Executive Committee. The charters for the Audit, HCC and Nominating & Governance Committees are available on the Company's website at *www.bbwinc.com* under "Investors" followed by "Committee Charters and Governance Materials." The current members of our committees, the principal roles and responsibilities of each committee and the number of meetings each committee held during fiscal 2023 are reflected below. Each member of each committee during fiscal 2023 was, and each current member continues to be, independent in accordance with the Company's corporate governance principles and applicable NYSE standards and Commission rules.

Audit Committee

Chair
Stephen Steinour

Other Members
Francis Hondal
Michael Morris
Juan Rajlin
J.K. Symancyk
Steven Voskuil

Number of Meetings in Fiscal 2023
12

Principal Roles and Responsibilities

- Oversees the integrity of the Company's financial statements and internal controls
- Reviews significant legal and regulatory matters affecting the Company as well as significant matters arising under the Company's code of conduct
- Oversees the Company's ethics and compliance function, including at least quarterly reports to the committee
- Oversees the qualifications, independence and performance of the Company's independent auditors
- Oversees the performance of the Company's internal audit function
- Oversees the Company's enterprise risk management program and has primary responsibility for oversight of the Company's policies and practices with respect to risk assessment and risk management, including the Company's policies and practices with respect to cybersecurity risk and the Company's data security policies

The Board has determined that each of the Audit Committee members qualifies as an "audit committee financial expert" within the meaning of the regulations promulgated by the Commission.

Human Capital & Compensation Committee

Chair
Michael Morris

Other Members
Patricia Bellinger
Alessandro Bogliolo
Lucy Brady
Francis Hondal
Danielle Lee
Steven Voskuil

Number of Meetings in Fiscal 2023
6

Principal Roles and Responsibilities

- Reviews the key workforce management and human capital policies and practices of the Company
- Reviews the Company's programs for executive and management level development
- Reviews the Company's programs, policies and strategies relating to its culture, talent, diversity, inclusion and equal employment opportunities
- Oversees the Company's compensation and benefits philosophy, policies and programs
- Evaluates the Chief Executive Officer's performance and approves the Chief Executive Officer's compensation
- Oversees the compensation structure for other executive officers of the Company and, based on the recommendations of the Company's Chief Executive Officer, approves such officers' compensation
- Oversees the stock ownership guidelines for the Company's executive officers and directors
- Evaluates and recommends for approval by the Board compensation for the Company's directors
- Oversees all Company policies related to the clawback, forfeiture, recoupment or recovery of compensation
- Conducts an annual review and risk assessment of the Company's compensation policies and practices
- Monitors the independence of the committee's compensation consultant

The HCC Committee may delegate its authority to subcommittees or the Chair of the HCC Committee as it deems appropriate and in the best interests of the Company, provided that periodic reports by the parties receiving any such delegation are made to the full HCC Committee in accordance with the terms of the delegation. In accordance with its charter, the HCC Committee may also delegate to one or more Company officers its authority to make stock awards to any individual who is not an executive officer of the Company. The HCC Committee has delegated to our Chief Human Resources Officer the authority to make stock awards under the provisions of the Company's 2020 Stock Option and Performance Incentive Plan (the "2020 Plan") with a value up to $500,000 in any year to any associate who is not a Section 16 officer of the Company.

Nominating & Governance Committee

Chair
Patricia Bellinger

Other Members
Alessandro Bogliolo
Lucy Brady
Danielle Lee
Juan Rajlin
J.K. Symancyk

Number of Meetings in Fiscal 2023
4

Principal Roles and Responsibilities

- Actively engages in the ongoing review of the composition of the Board and opportunities for Board refreshment
- Recommends criteria for the selection of the candidates to the Board and its committees, and identifies and recommends to the Board candidates who are qualified to serve on the Board and its committees
- Considers and reviews the qualifications of any individual nominated for election to the Board by shareholders and is responsible for proposing a slate of candidates for election as directors at each annual meeting of shareholders
- Oversees the evaluation of the performance of the Board and its committees and recommends ways to improve Board and committee performance
- Reviews the Company's actions in furtherance of its corporate social responsibility, including ESG and philanthropic initiatives, including the impact of Company procedures and processes on associates, citizens and communities
- Develops and reviews, at least annually, the Company's corporate governance policies, practices and procedures to ensure they reflect evolving best practices
- Reviews the composition, size, structure, practices, policies and activities of the Board and its committees
- Reviews the independence of directors
- Oversees orientation programs and continuing education opportunities for directors

Executive Committee

Chair
Sarah Nash

Other Members
Patricia Bellinger
Michael Morris
Stephen Steinour

Number of Meetings in Fiscal 2023
2

Principal Roles and Responsibilities

The Executive Committee may exercise, to the fullest extent permitted by law, all of the powers and authority granted to the Board.

Board and Committee Evaluations

To ensure that the Board and its committees remain effective, the Nominating & Governance Committee oversees a robust annual evaluation of the Board, the Audit Committee, the HCC Committee and the Nominating & Governance Committee and recommends ways to improve performance. At least annually, each of the Audit Committee, the HCC Committee and the Nominating & Governance Committee evaluates its own performance and reports to the Board on such evaluation. The full Board also engages in self-evaluation at least annually.

Meetings of Independent Directors

The independent directors on the Board meet in regular executive sessions. Ms. Nash serves as the chair of those meetings. Ms. Boswell does not attend any meetings of the independent directors.

Board Role in Strategic Planning and Capital Structure

Our Board plays an important role in the Company's strategic planning process through dedicated strategy sessions that occur at least annually as well as active engagement with Company management regarding the Company's strategy at each regular Board meeting. The Board regularly reviews the Company's capital structure with a view toward long-term value creation for the Company's shareholders. As discussed under the heading "Election of Directors—The Board's 2024 Director Nominees," our director nominees possess specific qualifications, skills and experience that support the Company's strategy and reflect the diversity of our workforce, the communities we serve, our customers and our other key stakeholders.

Board Role in Risk Oversight

The Board as a whole has responsibility for risk oversight, with a focus on the most significant risks facing the Company, including strategic, competitive, economic, operational, legal, regulatory, ESG and compliance risks. In addition, certain committees of the Board have been assigned oversight of risk areas that are particularly relevant to their respective areas of responsibility and oversight. For example, the Audit Committee oversees our enterprise risk management program and reviews policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures. The Audit Committee also reviews policies and practices with respect to cybersecurity risk and the Company's data security policies. The HCC Committee considers the risks to our business associated with our compensation policies and practices from the perspective of enterprise risk. The HCC Committee is also responsible for overseeing any allegation of any claim of discrimination, harassment or retaliation that presents a material risk to the Company. The Nominating & Governance Committee reviews the Company's corporate governance structure, director succession matters and ESG matters. All committees report to the full Board on risk matters as appropriate. The nature and effect of the risks faced by our Company vary in many ways. The potential impact of some risks may be minor, and accordingly, as a matter of business judgment, allocating significant resources to avoid or mitigate a minor potential adverse impact may not be prudent. In some cases, a higher degree of risk may be acceptable. As such, the amount of oversight of the Board for different types of risk depends on the nature of the risk.

The risk oversight responsibility of the Board and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board to those Company personnel responsible for risk assessment, including our Chief Legal Officer, who also serves as our Chief Compliance Officer and reports to the Chief Executive Officer, and to provide information about management's identification, assessment and mitigation strategies for critical risks. Our management team is responsible for day-to-day risk management. This includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, reputational, financial, operational, legal, compliance and reporting levels. The Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management and, when appropriate, outside advisors and experts, with respect to any potential risks identified by management. The Board believes that this division of labor among the Board, its committees and management allows us to appropriately monitor risks over the short, intermediate and long-term.

Code of Conduct, Governance Documents and Related Person Transactions

The Company has a code of conduct that is applicable to all Company associates, including the Chief Executive Officer and Chief Financial Officer, and to members of the Board. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors will be promptly disclosed to shareholders through posting on the Company's website at *www.bbwinc.com*.

Under the Company's related person transaction policy, subject to certain exceptions, directors and executive officers of the Company are required to notify the Company's Corporate Secretary of any potential financial or commercial transaction, agreement or relationship involving the Company in which a director or executive officer, his or her immediate family members or a 5% beneficial owner of the Company's common stock has a direct or indirect material interest. Each such transaction must be approved by the Board or a committee consisting solely of independent directors after consideration of all material facts and circumstances.

Based on the information provided by the Company's officers and directors and assessments by the Company's management, there were no such related person transactions during fiscal 2023.

The Company's code of conduct, corporate governance principles and related person transaction policy, as well as the charters of the Audit Committee, HCC Committee and Nominating & Governance Committee, are available on the Company's website at *www.bbwinc.com* (see the "Investors" link followed by the "Committee Charters and Governance Materials" link). Shareholders may also request a copy of any such document from: Bath & Body Works, Inc., Attention: Corporate Secretary, Three Limited Parkway, Columbus, Ohio 43230.

The Board's Commitment to ESG Matters

Bath & Body Works, Inc., as a values-based company, recognizes that we have a responsibility to all stakeholders of our business, including associates, customers, shareholders, the communities where we live and work, people across our value chain who contribute to our success and, of course, the planet. The Nominating & Governance Committee reviews and oversees our actions in furtherance of our corporate social responsibility, including our ESG strategy and initiatives. We released our inaugural ESG Report in April 2023 and plan to release our second ESG report in the second quarter of 2024, which reports are not incorporated by reference into this proxy statement. Our ESG Reports are available at *www.bbwinc.com* (see the "About Us" link followed by the "ESG" link).

SELECT FISCAL 2023 ESG HIGHLIGHTS

PROGRESS ON OUR ESG ROADMAPS	• Our cross-functional ESG teams developed and finalized roadmaps that cover how we plan to tactically approach our ESG commitments. The roadmaps include the actions, resources, risks, challenges and partnerships necessary to support the work across our ESG pillars of *Engaged People*, *Thoughtful Products* and *Brighter Places*. • We began refining and building our ESG data collection processes following, and navigating the challenges associated with, the information technology separation from Victoria's Secret & Co., which was substantially completed in the second quarter of 2023.
PROGRESS ON OUR *ENGAGED PEOPLE* PILLAR	• We opened our in-house Bath & Body Works Wellness Center and Pharmacy, a full-service healthcare facility and pharmacy equipped to provide a variety of affordable and accessible medical and wellness services to all associates. • In 2023, we achieved pay equity for women at $1.00 and people of color at $0.99, demonstrating our commitment to pay for performance without bias on gender, race and ethnicity.
PROGRESS ON OUR *THOUGHTFUL PRODUCTS* PILLAR	• We designed a sustainable sourcing risk assessment tool to identify the priority ingredients that will be the focus and foundation of our sustainable sourcing program. • We kicked off our sustainable sourcing work with palm oil, calculating our palm oil usage baseline, and began developing a strategy to source sustainable palm oil. • In partnership with the Givaudan Foundation, we started our first sustainable sourcing social impact program supporting Madagascan vanilla farmers.
PROGRESS ON OUR *BRIGHTER PLACES* PILLAR	• We submitted our commitment letter to the Science Based Targets initiative, solidifying our commitment to set science-based emission reduction targets. • We added three new categories and expanded several other categories of our Scope 3 greenhouse gas emissions measurement. • We piloted a new donation program for out-of-stock products (i.e., products unable to be sold to customers, such as end of season products), supported by our new partner, Good360.

Director Stock Ownership Guidelines

In October 2023, based on the recommendation of the HCC Committee and contemporaneously with the adoption of more rigorous stock ownership guidelines for our Chief Executive Officer, the Board approved more rigorous stock ownership guidelines applicable to members of our Board by increasing the amount of stock ownership directors are required to own from five times their annual cash retainer amount to six times their annual cash retainer amount within five years of the effective date of the new guidelines. All members of our Board are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame. For a discussion of the stock ownership guidelines that apply to our executive officers, see "Compensation-related Matters—Compensation Discussion and Analysis—Compensation Governance—Executive Stock Ownership Guidelines" beginning on page 51 of this proxy statement.

> *We require our directors to own Company common stock with a value equal to 6X their annual cash retainer*

Contacting the Board

The Board provides a process for interested parties to send communications to the full Board, the Chair of the Board, the independent directors and any committee of the Board. The Board, any Board committee or any individual director may be contacted by writing to the Board, committee or director, as applicable, c/o Bath & Body Works, Inc., Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary, or by sending an email to *boardofdirectors@bbw.com*. Communications that are not related to a director's duties and responsibilities as a Board or committee member may be excluded by the Office of the Chief Legal Officer, including, without limitation, solicitations and advertisements; junk mail; product-related communications; job referral materials such as resumes; surveys; and any other material that is determined to be illegal or otherwise inappropriate. The directors to whom such information is addressed are informed that the information has been removed and that it will be made available to such directors upon request.

Fiscal 2023 Director Compensation

The following table sets forth compensation earned by the individuals who served as directors of the Company during fiscal 2023 (other than Ms. Boswell, who, as a Company associate, receives no additional compensation for her service on the Board).

	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS ($)[2]	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
Patricia Bellinger	185,000	147,238		332,238
Alessandro Bogliolo	145,000	147,238		292,238
Lucy Brady[4]	128,393	182,792		311,185
Francis Hondal	150,000	147,238		297,238
Thomas Kuhn[4]	113,489	172,678		286,167
Danielle Lee	145,000	147,238		292,238
Michael Morris	195,000	147,238		342,238
Sarah Nash	250,000	245,383	11,151	506,534
Juan Rajlin	145,000	147,238		292,238
Stephen Steinour	170,000	147,238		317,238
J.K. Symancyk	145,000	147,238		292,238
Steven Voskuil[4]	129,808	179,553		309,361

(1) Directors (other than the Board Chair) received an annual cash retainer of $100,000. Ms. Nash, as Board Chair, received an annual cash retainer of $250,000. Directors received an additional annual cash retainer of $25,000 for membership on the Audit Committee and HCC Committee and $20,000 for all other committee memberships. The Audit Committee and HCC Committee Chairs received an additional $25,000. The Nominating & Governance Committee Chair received an additional $20,000.

(2) Directors (other than the Board Chair) received an annual stock retainer of $150,000. Ms. Nash, as Board Chair, received an annual stock retainer of $250,000. Stock retainers were granted under the 2020 Plan and vest one year following the grant date, generally subject to the director's continued service on the Board through the vesting date. The number of RSUs granted was calculated based on the fair market value of the Company's common stock on the date the RSUs were granted. The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification ("ASC") Topic 718 Compensation—Stock Compensation, for each award. See Note 15 to the Company's financial statements filed in the Company's 2023 Annual Report on Form 10-K (the "2023 10-K") for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

(3) The amount reflects the aggregate incremental cost to the Company of Ms. Nash's personal use of Company aircraft one time during 2023. Specifically, in February 2023, Ms. Nash used Company aircraft for a single flight in order to timely position Ms. Nash to participate virtually in a special meeting of the Board. The Company calculates the aggregate incremental cost to the Company based on an hourly charge for use of Company aircraft that includes variable charges such as fuel, salaries of flight personnel, landing and parking fees and variable maintenance as well as certain fixed fees associated with operating the Company's aircraft. The value associated with personal use of corporate provided aircraft was imputed as income to Ms. Nash based on the Internal Revenue Service's Standard Industrial Fare Level ("SIFL") formula. The flight was approved by the Chair of the HCC Committee in accordance with the Company's travel policy. The Company did not cover or reimburse Ms. Nash for the income taxes owed for the use of the corporate aircraft.

(4) Ms. Brady, Mr. Voskuil and Mr. Kuhn were appointed to the Board effective February 12, 2023, February 21, 2023, and March 10, 2023, respectively. Cash payments were pro-rated based on the number of days of Board and committee service during fiscal 2023, as applicable. In addition to the annual stock award that all directors received following the Company's 2023 annual meeting shareholders, in accordance with our non-employee director compensation program, Ms. Brady and Messrs. Voskuil and Kuhn each received a prorated annual stock award effective upon their respective appointments in respect of the period of service from their respective appointment dates in the first quarter of 2023 through the anticipated date of the 2023 annual meeting of shareholders.

Ratification of the Appointment of Independent Registered Public Accounting Firm
(Item 2 on the Proxy Card)

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending February 1, 2025. Ernst & Young LLP has been retained as the Company's independent registered public accounting firm continuously since 2003.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee is also responsible for approving the fees associated with the Company's retention of Ernst & Young LLP. In accordance with the Commission's rules, Ernst & Young LLP's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of Ernst & Young LLP's lead engagement partner. In addition, the Audit Committee evaluates Ernst & Young LLP's qualifications, performance and independence and presents its conclusions on these matters to the Board on at least an annual basis, and annually considers whether to continue its engagement of Ernst & Young LLP.

The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. We are asking you to ratify Ernst & Young LLP's appointment, although your ratification is not required. The Audit Committee intends to carefully consider the results of the vote. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider Ernst & Young LLP's selection. Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders. A representative of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Additional information concerning the Company's engagement of Ernst & Young LLP is included under the heading "Independent Registered Public Accounting Firm's Fees" below.

WE RECOMMEND THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Report of the Audit Committee

As provided in our written charter, the Audit Committee is instrumental in the Board's fulfillment of its oversight responsibilities relating to (i) the integrity of the Company's financial statements and internal controls, (ii) the Company's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of the Company's independent auditors and (iv) the performance of the Company's internal audit function.

It is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). This is the responsibility of management and the independent auditors. Furthermore, while we are responsible for reviewing the Company's policies and practices with respect to risk assessment and management, it is the responsibility of the Chief Executive Officer and senior management to determine the appropriate level of the Company's exposure to risk.

We have reviewed and discussed the Company's audited financial statements as of and for the year ended February 3, 2024, and met with both management and the Company's independent auditors to discuss the financial statements. Management has represented to us that the financial statements were prepared in accordance with GAAP. We have reviewed with the internal auditors and independent auditors the overall scope and plans for their respective audits. We also met with the internal auditors and independent auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls.

We have also discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Commission. The Company's independent auditors also provided to us the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence, and we discussed with the independent auditors their independence from the Company. We considered whether the provision of non-audit services by the independent auditors to the Company is compatible with maintaining their independence.

Based on the reviews and discussions summarized in this Report, and subject to the limitations on our role and responsibilities, certain of which are referred to above and in the Audit Committee charter, we recommended to the Board that the Company's audited financial statements be included in the Company's 2023 10-K for filing with the Commission.

We have appointed Ernst & Young LLP as the Company's independent registered public accounting firm.

Audit Committee

Stephen Steinour, Chair
Francis Hondal
Michael Morris
Juan Rajlin
J.K. Symancyk
Steven Voskuil

Independent Registered Public Accounting Firm's Fees

During fiscal 2023, Ernst & Young LLP served as the Company's independent registered public accounting firm and, in that capacity, rendered an opinion on our consolidated financial statements as of and for the fiscal year ended February 3, 2024. The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2024.

Audit and Other Fees

The following table presents fees billed or expected to be billed for services rendered by Ernst & Young LLP for fiscal 2023 and 2022 (amounts in thousands):

	FISCAL 2023 ($)	FISCAL 2022 ($)
Audit Fees[1]	4,557	3,548
Audit-related Fees[2]	356	295
Tax Fees[3]	0	63
All Other Fees	0	0
Total Fees	4,913	3,906

(1) "Audit Fees" consist of fees for professional services rendered by Ernst & Young LLP in connection with the audit of our consolidated financial statements and reviews of our unaudited consolidated interim financial statements, as well as fees for services that generally only the independent auditor can reasonably be expected to provide, including comfort letters and consultations regarding financial accounting and/or reporting standards. These amounts also include fees for services rendered in connection with the audit of our internal control over financial reporting and fees for services rendered in connection with statutory audits of our international subsidiaries' financial statements.

(2) "Audit-related Fees" consist of assurance and related services that are traditionally performed by the independent auditor and include audits of employee benefit plans, agreed upon procedures and other attest engagements not required by statute or regulation.

(3) "Tax Fees" consist of tax compliance and advisory services.

Pre-approval Policies and Procedures

Our Audit Committee is required to pre-approve the audit and non-audit services performed by Ernst & Young LLP in order to ensure that these services do not impair Ernst & Young LLP's independence from us. We maintain an auditor independence policy that, among other things, mandates that our Audit Committee annually pre-approves all audit and permitted non-audit services expected to be performed each year by Ernst & Young LLP and the related fees. This policy also mandates that we may not enter into engagements with Ernst & Young LLP for other permissible non-audit services without the express pre-approval of the Audit Committee. In accordance with this policy, the Audit Committee pre-approved all services performed by Ernst & Young LLP in fiscal 2023 and 2022.

Information About Our Executive Officers

Set forth below is the name, age (as of May 15, 2024) and certain information regarding each of our executive officers, other than Ms. Boswell whose biographical information is presented above under the heading "Election of Directors—The Board's 2024 Director Nominees."



Age: 57

Eva Boratto   CHIEF FINANCIAL OFFICER

Ms. Boratto was appointed Chief Financial Officer in August 2023. Ms. Boratto, a seasoned executive with over three decades of financial and operational experience at both public and private companies, oversees the Company's global finance organization and real estate group. Prior to joining the Company, she served as chief financial officer of Opentrons Labworks Inc., a privately held life sciences company, from February 2022 to July 2023. Prior to joining Opentrons Labworks Inc., she spent 11 years at CVS Health Corporation ("CVS Health"), a leading health solutions company with more than 300,000 employees and over 9,000 retail locations, most recently as executive vice president and chief financial officer from November 2018 to May 2021. During her tenure at CVS Health, Ms. Boratto held roles with increasing responsibility and was critical to the development of the company's growth plan, including investment in digitization efforts and new businesses, and supporting the integration of CVS Health's transformative acquisition of Aetna. Earlier in her career, she spent 20 years at Merck & Co., Inc. in a number of leadership roles, including vice president, U.S. market finance leader. Ms. Boratto currently serves on the board of directors of United Parcel Service Inc. ("UPS"), including as chair of UPS's audit committee. Ms. Boratto earned an M.B.A. from Drexel University and a B.S. in accounting and economics from Rutgers University.



Age: 57

Tom Mazurek   CHIEF SUPPLY CHAIN OFFICER

Mr. Mazurek was appointed Chief Supply Chain Officer in May 2022. He has more than two decades of experience in product development, production and manufacturing and leads teams responsible for collaborating with merchants and the design function to bring products to life. He also manages all commercial product development including R&D and engineering, in addition to all manufacturing and sourcing across a diverse global base of supply, and leads the Company's enterprise ESG strategies and initiatives. Mr. Mazurek joined the Company in 2000. Throughout his tenure, he has taken on progressively larger roles and initiatives at the Company, including being a key contributor to Beauty Park, a business park that includes several of the Company's key manufacturing partners within close proximity to the Company's central Ohio distribution centers and headquarters. Earlier in his career, Mr. Mazurek worked in operational roles with Hasbro and Mattel. He earned his undergraduate degree from Fordham University in New York City and received an M.B.A. from The University at Buffalo.



Age: 57

Deon Riley

CHIEF HUMAN RESOURCES OFFICER

Ms. Riley joined the Company as Chief Human Resources Officer in December 2020. She has responsibility for all human resources practices, including talent acquisition; engagement and retention; organizational development; diversity, equity and inclusion; total rewards; and systems and policy compliance. Ms. Riley is a strategic HR business partner with a well-honed depth and breadth of experience in large, growth-focused, merchant- and brand-driven organizations across the consumer goods, retail and manufacturing sectors. Prior to joining the Company, she spent eight years at Ross Stores, most recently as group senior vice president of human resources, culture, diversity and inclusion at Ross Stores where she led Ross Stores' human resources function. She started her career in sales at United Technologies Corporation, before growing her human resources career at PepsiCo and Abercrombie & Fitch. Ms. Riley earned her undergraduate degree from Wellesley College, her M.B.A. from Clark Atlanta University and her doctorate from Nova Southeastern University. She is also a certified executive coach through Columbia University.



Age: 59

Julie Rosen

PRESIDENT, RETAIL

Ms. Rosen joined the Company as its President in September 2020. She has oversight over stores; international; product functions, including merchandising, design, planning and allocation; and store design. Ms. Rosen joined Ann Inc., part of the Ascena Retail Group, in February 2016 and served as president with responsibility for Loft, Loft Outlet, Ann Taylor, Ann Taylor Factory and Lou & Grey from June 2018 through September 2020. Ms. Rosen has a deep merchant background and a breadth of leadership experience across merchandising, design, planning, production, marketing and stores. She began her career at Banana Republic and took on progressively larger roles within the merchant team for the brand and Gap. After running her own consulting firm with clients that included Nike, Theory and Bare Escentuals, she returned to Banana Republic as executive vice president for North America, with responsibility for a $2 billion book of business and the global product assortment. Ms. Rosen is a graduate of the University of Michigan.



Age: 57

Michael Wu

CHIEF LEGAL OFFICER AND CORPORATE SECRETARY

Mr. Wu serves as Chief Legal Officer and Corporate Secretary having joined the business in May 2021. He oversees the Company's legal, ethics and compliance, regulatory compliance, trade compliance and environmental, health and safety teams. Mr. Wu is a four-time public company general counsel and corporate secretary with nearly 30 years of experience in growth companies and retail. He has deep expertise in corporate governance, corporate social responsibility, compliance and risk management, as well as in securities, mergers and acquisitions and international expansion. Prior to joining the Company, Mr. Wu served as chief legal officer and corporate secretary for Madewell, a division of J. Crew, from 2019 to 2020, where he drove the company's preparation for an initial public offering and spin-off. He served as general counsel at Carter's, a leading children's apparel brand, from 2014 to 2019; Rosetta Stone, an education technology software company, from 2006 to 2014, where he led the company's initial public offering and listing on the NYSE; and Teleglobe, an international telecommunications company, from 2003 to 2006, where he led the company's acquisition of ITXC and the listing of the combined company on NASDAQ. Mr. Wu earned his undergraduate degree from Emory University and his juris doctorate degree from the University of Virginia School of Law.

Advisory Vote to Approve Named Executive Officer Compensation (Item 3 on the Proxy Card)

We are providing our shareholders with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the Commission's rules. This proposal, which is commonly referred to as the "say-on-pay" proposal, is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which added Section 14A to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

We conduct our "say-on-pay" advisory vote on an annual basis to provide our shareholders with the ability to regularly express a view on our executive compensation program and practices. Accordingly, we are providing our shareholders with the opportunity to cast an advisory vote on the fiscal 2023 compensation of our NEOs as disclosed in this proxy statement, including the Compensation Discussion and Analysis and the compensation tables and other related disclosures. The next advisory vote to approve the compensation of our named executive officers will be at our 2025 annual meeting of shareholders.

Our executive compensation program is designed to emphasize pay-for-performance and to provide a meaningful and direct link between our NEOs' interests and those of our shareholders. We employ a pay mix philosophy that focuses on performance-based compensation, and we utilize rigorous performance metrics that align with our strategic direction, provide balance between growth and profitability and are designed to drive total shareholder return.

We believe in proactive, ongoing engagement with our shareholders regarding our executive compensation programs and practices to understand their perspectives and to discuss and demonstrate the important connection between our compensation program and the interests of our shareholders. In light of the results of our say-on-pay proposal at our 2023 annual meeting of shareholders (where 68.3% of the advisory votes cast were in support of our 2023 say-on-pay proposal), we embarked on a comprehensive shareholder engagement process to better understand our shareholders' perspectives and the key drivers for their voting decisions.

As a result, the HCC Committee, in consultation with its independent compensation consultant, Willis Towers Watson, took prompt and specific action to address shareholder concerns, including approving a number of changes to our executive compensation program for fiscal 2023 and 2024. The changes, which are described in more detail beginning on page 38 of this proxy statement, include the following:

- We committed not to make outsized awards to non-management directors in the future, including if the Company is faced with transformational periods and/or that director assumes a transitional/interim management role.
- We revised our fiscal 2024 short-term cash incentive program to include a new absolute net sales metric to better align with our strategic goals and to balance top- and bottom-line performance.
- We redesigned the PSU awards granted to our NEOs in fiscal 2023 by adding a new relative TSR metric (compared to the S&P 500 Consumer Discretionary Distribution & Retail Index). The 2023 PSU awards include relative TSR and, consistent with prior grants, an operating income margin metric, each equally weighted, to align our NEOs' compensation outcomes more closely with shareholder returns. Relative TSR replaced the relative revenue growth metric that had historically been part of the program.
- We increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024.
- We enhanced the rigor of our Chief Executive Officer stock ownership guidelines by increasing the number of shares required to be owned from five times to six times base salary to further align our Chief Executive Officer's interests with those of our shareholders over the long-term and to better align with market best practice.
- We revised our compensation peer group for fiscal 2024 to replace two lower-performing peer companies with higher-performing and more comparable peer companies that more closely align with our business model and merchandise focus, are similar in size and scope, and that compete with us for executive talent.

The HCC Committee believes these changes strengthen our commitment to our pay-for-performance philosophy and shareholder value creation, as well as address our shareholders' perspectives. In addition to the changes made to the compensation program, we note that the compensation actions that were the focus of our 2023 say-on-pay proposal were made during a period of significant

uncertainty and transition for the Company. Since that time and looking forward to fiscal 2024 and beyond, our executive compensation program has normalized, and we have remained committed to aligning executive compensation with performance and making decisions that drive our business goals to serve both the short and long-term interests of our shareholders.

The table below highlights the key aspects of our executive compensation program for fiscal 2023, including the enhancements made by the HCC Committee as described above. For additional details regarding the components of our executive compensation program, see the Compensation Discussion and Analysis beginning on page 33 of this proxy statement.

	CEO TARGET PAY[1]	AVERAGE NON-CEO NEO TARGET PAY[2]	PURPOSE	KEY FEATURES
Fixed Compensation — Base Salary	12%	23%	A means to attract and retain talented executives capable of driving superior performance	Market-competitive, recognizing skill, experience and performance The only fixed component of our executive compensation program
Variable Compensation — Short-term Cash Incentive Compensation	24%	29%	Focuses executives on achievement of short-term financial performance metrics that are critical for sustainable shareholder value creation over the longer-term	Formulaic cash incentive payments based on achievement of adjusted operating income *(and net sales beginning in fiscal 2024)* during the Spring season (40%) and Fall season (60%)
Long-term Equity Incentive Compensation — PSUs (50%)	32%	24%	Closely aligns our executives' interests with the long-term interests of our shareholders and promotes the retention of our executive team	PSUs vest between 0% - 200% based on achievement of the following performance metrics over a cumulative 3-year performance period: • Operating income margin (50%) • Relative TSR *(new metric for fiscal 2023)* (50%)
Long-term Equity Incentive Compensation — RSUs (50%)	32%	24%		Vest annually based on service over three years from the grant date (30%, 30%, 40%)

(1) Consistent with our pay-for-performance philosophy and responsive to feedback from the Company's shareholders, the HCC Committee increased the proportion of Ms. Boswell's target long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024. See the disclosure under the heading "—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation—Performance Share Units" beginning on page 47 of this proxy statement for additional information.

(2) The Average Non-CEO NEO Target Pay excludes compensation for (i) Ms. Boratto, who commenced employment with the Company on July 31, 2023, and (ii) Ms. Arlin, whose employment with the Company ceased on July 29, 2023, due to the partial year of employment for each executive.

The Board is asking our shareholders to approve a non-binding advisory vote on the following resolution. While this vote is advisory and therefore not binding on the Company, the Board and the HCC Committee value the opinions of our shareholders.

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other related narrative disclosures)."

THERE IS ALIGNMENT BETWEEN OUR PERFORMANCE, OUR SHAREHOLDERS' INTERESTS AND OUR NEOS' PAY; THEREFORE, WE RECOMMEND THAT YOU VOTE "FOR" THIS PROPOSAL.

Compensation-related Matters

A Letter from the Chair of Our Human Capital & Compensation Committee

Dear Fellow Shareholders,

Our most important responsibility as members of the Human Capital & Compensation Committee is to ensure that our executive compensation program aligns with your interests as shareholders of Bath & Body Works, Inc. and adheres to our pay-for-performance philosophy, while allowing us the flexibility to attract, retain and incent our executives to execute on the Company's strategy and continue to create long-term, sustainable value for you.

The Board values the input of our shareholders on all matters, including our governance practices and executive compensation programs. The outcome of our 2023 say-on-pay vote signaled that some of our shareholders had concerns with certain aspects of our executive compensation program. As further detailed in our Compensation Discussion and Analysis, over the course of fiscal 2023, we engaged in two separate and focused rounds of shareholder engagement related to our executive compensation, governance and ESG practices – first in the spring of 2023 leading up to our 2023 annual meeting of shareholders, and second in the fall of 2023 and winter of 2024. In total, we solicited engagement meetings with shareholders representing approximately 72% of our shares outstanding as of December 31, 2023, and held meetings with shareholders representing approximately 56% of our shares outstanding as of December 31, 2023. I personally participated in 19 of these meetings with shareholders representing more than 51% of our shares outstanding.

Through these conversations, we learned that our shareholders are generally supportive of our executive compensation program and were pleased with our promise to return to our normalized compensation program during fiscal 2023 as detailed in our Compensation Discussion and Analysis. We were appreciative of the constructive feedback we received during our conversations, and the Human Capital & Compensation Committee and the Board then evaluated our executive compensation program in connection with our shareholders' perspectives. Accordingly, we made meaningful changes to our compensation program that we believe enhance our pay-for-performance philosophy and further align the interests of our executive officers with the interests of our shareholders, including:

- Committing not to make outsized awards to non-management directors in the future, including if the Company is faced with transformational periods and/or that director assumes a transitional/interim management role;

- Beginning with our 2024 short-term cash incentive program, incorporating a new absolute net sales metric that is coupled with our absolute adjusted operating income metric;

- Adding a new relative total shareholder return metric to our 2023 annual long-term equity incentive compensation design for our PSUs (which replaced the existing relative revenue growth metric);

- Increasing the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024;

- Enhancing our compensation peer group to include higher-performing peers (i.e., PVH Corp. and Tapestry, Inc.) that more closely align with our business model and merchandise focus; and

- Enhancing the rigor of our Chief Executive Officer stock ownership guidelines from five times to six times base salary.

As our executive compensation and governance practices continue to evolve, we are, and will remain, committed to ongoing shareholder engagement to ensure our practices continue to reflect the valuable input of our shareholders.

On behalf of the Board of Directors, thank you for your continued support and investment in Bath & Body Works, Inc.



Sincerely,

Michael G. Morris
Chair of the Human Capital &
Compensation Committee
Bath & Body Works, Inc.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section (referred to as the "CD&A") summarizes our general philosophy regarding the compensation of our NEOs for fiscal 2023 and describes in detail the compensation paid to our NEOs for fiscal 2023. The CD&A provides context for the executive compensation disclosures presented below in both tabular and narrative forms.

Named Executive Officers

Our success is built on the leadership of our executive team with significant industry experience. Our fiscal 2023 NEOs are as follows:

NAMED EXECUTIVE OFFICER	TITLE
Gina Boswell	Chief Executive Officer
Eva Boratto[1]	Chief Financial Officer
Julie Rosen	President, Retail
Deon Riley	Chief Human Resources Officer
Michael Wu	Chief Legal Officer and Corporate Secretary
Wendy Arlin[2]	Former Chief Financial Officer

(1) Ms. Boratto commenced employment with the Company on July 31, 2023.

(2) Ms. Arlin ceased serving as Chief Financial Officer effective as of July 29, 2023.

Fiscal 2023 Financial and Business Overview

We are a leading global omnichannel consumer products company focused on personal care and home fragrance. As one of the premier fragrance companies in the world, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation that power our deep customer connections. Our highly differentiated business model, including our predominantly domestic supply chain, and strong relationships with our vendor partners and fragrance houses, enable us to continually deliver newness and meet the demands of our omnichannel customers and changing macro trends with speed and agility. Bath & Body Works is a world-class brand with a passionate and loyal customer base. As of fiscal year-end 2023, our loyalty program included approximately 37 million active members (which we define as loyalty program members who have purchased at least once directly from the Company during the preceding 12-month period). With top brand awareness in our industry, a loyal customer base and a history of strong growth, we believe we are well-positioned to further enhance our omnichannel model; profitably grow our business in North America and globally; and create sustainable, long-term value for our shareholders.

During 2023, we managed our business in the face of macroeconomic pressures that affected customer behavior. Throughout the year, we experienced pressure on basket size and were impacted by decreased consumer savings rates as well as geopolitical unrest. Additionally, we continued to experience post-pandemic normalization of our candle and sanitizer categories following our accelerated growth in these categories during 2020 and 2021. The strong momentum that we experienced during 2020 and 2021 has been normalizing as customers return to work away from their homes and change their spending patterns accordingly. While our net sales and adjusted net income from continuing operations for the year reflect decreases from fiscal 2022, both net sales and adjusted net income from continuing operations remain significantly above pre-pandemic levels (fiscal 2019). We believe that viewing our strong performance on a more normalized basis (by comparing fiscal 2023 and 2019 performance) more accurately reflects the significant growth and long-term health of our business.

We achieved the following financial results during fiscal 2023:

- Net income from continuing operations per diluted share of $3.84, representing a 13% increase from 2022 and a 133% increase from 2019.

- Adjusted net income from continuing operations per diluted share of $3.27, representing a 4% decline from 2022 but a 76% increase from 2019.

- Net sales decreased compared to 2022 by $131 million to $7.429 billion, representing a 2% decline from 2022 but a 37% increase from 2019.



(1) Adjusted net income from continuing operations per diluted share is a non-GAAP financial measure that reflects the Company's net income from continuing operations per diluted share excluding certain special items. Attached as Appendix A are reconciliations of the Company's fiscal 2023, 2022, 2021, 2020 and 2019 adjusted net income from continuing operations per diluted share to the Company's fiscal 2023, 2022, 2021, 2020 and 2019 GAAP net income from continuing operations per diluted share, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2022, we did not make any adjustments to net income from continuing operations per diluted share; therefore, for fiscal 2022, adjusted net income from continuing operations per diluted share is equal to our fiscal 2022 GAAP net income from continuing operations per diluted share.

(2) The Total Shareholder Return chart represents $100 invested in Company stock at the closing price on February 2, 2019, including reinvestment of dividends. Stock prices prior to August 3, 2021, have been adjusted to give effect to the Victoria's Secret & Co. spin-off.

Our Strategic Priorities

Elevating the brand and product **through innovation and upgrades to our forms, packaging and merchandise**

Extending our reach **through new category adjacencies and international growth**

Deepening engagement with our customers **by fully leveraging the strengths of our loyalty program, enhanced technology and more personalization**

Enabling a seamless omnichannel experience **by advancing our digital platforms and integrating them with our stores**

Enhancing our operational efficiency

During fiscal 2023, our leadership team was focused on executing on strategic initiatives to transform our business and return it to sustainable and profitable net sales growth, while controlling costs and improving efficiencies. Below are several highlights from fiscal 2023:

- Reached approximately 37 million active members in our loyalty program as of fiscal year-end 2023. Our loyalty program aims to attract new customers and deepen our engagement with our existing customers.

- Successfully launched our new men's grooming line, including face and beard care, hair and shave; fragrant haircare; and laundry, demonstrating our ability to innovate and deliver newness to our customers and extend our reach through new category adjacencies.

- Expanded our fast-growing men's shop to all of our U.S. and Canadian stores.

- Completed the rollout of our buy online-pick up in stores option to all U.S. stores, enabling a seamless omnichannel experience for our customers.

- Completed the reformulation of all of our hand soaps and body care products to remove parabens and sulfates.

- Introduced personalized recommendations on our website and mobile application, social proofing and loyalty point accelerators. These capabilities follow the substantial completion of our information technology separation from Victoria's Secret & Co. in the second quarter of 2023.

- Delivered approximately $150 million of cost reductions as part of our cost optimization work, exceeding our initial goal of $100 million for fiscal 2023.

Fiscal 2023 Compensation Highlights

Our executive compensation program continues to place a significant emphasis on pay-for-performance and provides a meaningful and direct link between the interests of our NEOs and those of our shareholders. We align pay with performance by providing our NEOs with predominantly performance-based compensation, delivered in the form of short-term cash incentives based on key seasonal performance metrics and long-term equity incentives that are subject to rigorous performance metrics that align with our strategic direction, provide balance between growth and profitability and are designed to drive stock performance.

As described in more detail beginning on page 36 of this proxy statement, as part of our ongoing efforts to ensure our executive compensation program is aligned with the interests of our shareholders, we embarked on a comprehensive shareholder engagement process in 2023 to better understand our shareholders' perspectives regarding our executive compensation program. As a result of the feedback we collected from our shareholders and in light of the results of our 2023 say-on-pay vote, the HCC Committee promptly implemented specific enhancements to our executive compensation program in fiscal 2023 as described in this CD&A. In addition to these changes, our executive compensation program normalized in fiscal 2023 and into fiscal 2024 following the completion of our Chief Executive Officer search and transition process in December 2022, in line with our historical philosophy and approach to the compensation of our NEOs.

The compensation paid to our NEOs for fiscal 2023 as described in detail in this CD&A is directly reflective of the Company's business and operational performance achievements in fiscal 2023. This relationship between fiscal 2023 pay and performance exemplifies the HCC Committee's commitment to providing compensation for performance that drives our strategic business goals and shareholder value creation.

The following summarizes certain key highlights from our fiscal 2023 executive compensation program:

- ***Our short-term cash incentive program payout continued to align with our financial and strategic performance.*** Consistent with our performance results during the Spring season that fell below performance thresholds, our NEOs received no short-term cash incentive program payout for the Spring season. The short-term cash incentive program for the Fall season paid out above target for our NEOs, reflective of stronger than anticipated net sales performance during the holiday season driven by product innovation and newness amplified by new marketing initiatives and continued benefits from our cost reduction initiatives. For fiscal 2024, the HCC Committee determined to add a second performance metric to our short-term cash incentive program – a new absolute net sales metric – in order to further align our compensation program with our business objectives and our growth strategy and further incent both top- and bottom-line performance. See "—Compensation for NEOs—Compensation Components—Short-term Performance-based Incentive Compensation" beginning on page 44 of this proxy statement for more details.

- ***A significant portion of the long-term equity incentives granted to our NEOs in fiscal 2023 was granted subject to challenging performance metrics that were redesigned for fiscal 2023.*** As described in more detail beginning on page 47 of this proxy statement, we redesigned our PSU program in fiscal 2023 to align our NEOs' compensation outcomes more closely with shareholder returns by, among other things, adding a new relative TSR metric (weighted 50%) to accompany the existing operating income margin metric (weighted 50%) that applies to our PSUs, each of which is measured over a cumulative three-year performance period. The relative TSR metric replaced the relative revenue growth metric that had historically been part of the program. In addition, we also added a "negative absolute TSR cap" to our 2023 PSUs that limits payout at the target performance level when our absolute TSR is negative over the performance period. We believe these rigorous performance metrics provide a balance of growth and profitability, support the strategic direction of the Company and ensure alignment with the interests of our shareholders.

- ***No new retention awards have been granted to our executive officers.*** In light of the normalization of our business in fiscal 2023, the appointment of and onboarding of Ms. Boswell as Chief Executive Officer and the feedback we received from our shareholders, the HCC Committee determined that no new NEO retention awards were necessary during fiscal 2023.

Shareholder Engagement on Our Executive Compensation Program

We are committed to maintaining an active dialogue with our shareholders to proactively seek shareholder insights regarding our executive compensation programs and practices, to understand their perspectives and to discuss and demonstrate the important connection between our compensation program and the interests of our shareholders. We believe engaging in an active dialogue with our shareholders is critical to our long-term success, and we value the continued interest of and feedback from our shareholders to ensure their perspectives are thoughtfully taken into account.

The Office of the Corporate Secretary, Human Resources and Investor Relations reviewed summaries of relevant shareholder feedback and the level of support for our say-on-pay proposal at our 2023 annual meeting of shareholders (where 68.3% of the advisory votes cast were in support of our 2023 say-on-pay proposal) with the HCC Committee and Board, in comparison to the significant support from our shareholders on our say-on-pay proposals over the five prior years (with average approval of 95.4% over such period). Accordingly, following conversations with our shareholders, we believe the voting results on our 2023 say-on-pay proposal largely reflect our shareholders' views on certain non-recurring compensation decisions made during a period of significant uncertainty and transition of the Company in fiscal 2022 as we searched for a new Chief Executive Officer, rather than concerns with the fundamental tenets of our compensation program.

Over the course of fiscal 2023, we undertook a comprehensive shareholder engagement process to better understand our shareholders' perspectives on compensation and corporate governance matters and the key drivers for their voting decisions. Our engagement efforts in 2023 were focused during two main periods – in the spring of 2023 leading up to our 2023 annual meeting, and during the fall of 2023 into the winter of 2024 in connection with our implementation of a number of changes to our executive compensation program:

FISCAL 2023 SHAREHOLDER ENGAGEMENT SUMMARY

Spring 2023 Engagement	During the first and second quarters of fiscal 2023, we solicited engagement meetings with shareholders representing approximately 68% of our shares outstanding as of March 31, 2023, and held meetings with shareholders representing approximately 53% of our shares outstanding as of March 31, 2023.	 **68% of Share Ownership Solicited** **We Met with 53% of Share Ownership**
Fall 2023 and Winter 2024 Engagement	During the fourth quarter of fiscal 2023, after listening to and considering the feedback received from our shareholders during our engagement meetings in the first and second quarters of fiscal 2023 in connection with our 2023 say-on-pay vote, we again solicited engagement meetings with shareholders representing approximately 72% of our shares outstanding as of December 31, 2023, and held meetings with shareholders representing approximately 25% of our shares outstanding as of December 31, 2023.	 **We Met with 25% of Share Ownership** **72% of Share Ownership Solicited**

During these meetings, we discussed many of the changes we implemented to our executive compensation program during 2023 (as described in more detail in the table beginning on the following page), including how we believe these changes will strengthen our pay-for-performance philosophy and enhance shareholder value over the long-term.

As part of our engagement process in fiscal 2023, one or more Board members participated in meetings with shareholders representing approximately 54% of our shares outstanding as of December 31, 2023, including 19 meetings in which the Chair of our HCC Committee participated, representing more than 51% of our shares outstanding as of December 31, 2023. We offered meetings with our significant shareholders that included, at each such shareholder's option, the Chair of our HCC Committee and/or the Board Chair. If any shareholder desired to discuss Ms. Nash's compensation, Ms. Nash, to the extent she was participating in the meeting, was excused from the discussion.

As a result of the feedback received by our shareholders during fiscal 2023, the HCC Committee, in consultation with its independent compensation consultant, took specific actions and made a number of enhancements to our executive compensation program for fiscal 2023 and 2024 in order to address the concerns raised by our shareholders and that further align the interests of our NEOs with those of our shareholders.

The table below highlights the key areas of shareholder feedback we received regarding our executive compensation program during fiscal 2023 and describes the specific actions the HCC Committee took to be responsive to our shareholders.

WHAT WE HEARD	HOW WE RESPONDED
Shareholders expressed concerns with the magnitude of the one-time RSU award to our Board Chair in fiscal 2022 (as previously disclosed in last year's proxy statement)	• The HCC Committee committed not to make outsized awards to non-management directors in the future, including if the Company is faced with transformational periods and/or that director assumes a transitional/interim management role. • The Board approved Ms. Nash's one-time grant in recognition of her unparalleled leadership and support during a transformational period for the Company, including leading the Company through multiple Chief Executive Officer transitions, taking decisive actions to control costs, providing critical oversight over and leading the successful settlement of the Company's shareholder derivative lawsuits in fiscal 2021, and leading the process that culminated in the successful spin-off of Victoria's Secret and positioning the Company as a profitable standalone company.
Incentive compensation program should incorporate additional performance measures • Shareholders were critical of the relative revenue growth metric applicable to our PSUs • Shareholders expressed preferences for including an absolute net sales metric or a capital allocation or returns-based metric in our compensation program	• The 2023 PSU awards granted to our NEOs added a new relative TSR metric (compared to the S&P 500 Consumer Discretionary Distribution & Retail Index) to the existing operating income margin metric, each equally weighted, to align compensation outcomes more closely with shareholder returns. The relative TSR metric replaced the relative revenue growth metric that had historically been part of the program. • In addition, we added a "negative absolute TSR cap" to our 2023 PSUs which provides that if our absolute TSR is negative during the applicable performance period, the payout under the 2023 PSU awards is capped at 100% of target performance. • We added a new absolute net sales metric to our 2024 short-term cash incentive program to align with the Company's business objectives and growth strategy. This enhanced program for fiscal 2024 incents our NEOs to achieve both top- and bottom-line performance. The metrics include absolute adjusted operating income (75% weighting) and absolute net sales (25% weighting).
Enhance compensation peer group to include higher performing and/or more CPG peers • Shareholders raised concerns that our peer group included lower-performing, mall-based peer companies • The Company should consider including more CPG peer companies	• The HCC Committee made changes to our peer group for 2024 to add higher performing and more comparable peers by adding PVH Corp. and Tapestry, Inc. • We removed Burlington Stores, Inc. and Foot Locker, Inc. as members of our peer group for 2024. • Based on the Company's remaining mall-based footprint (nearly one-half of our current store footprint) and five consumable goods peers, the HCC Committee believes the 2024 peer group closely aligns with the Company's business model and merchandise focus and reflects companies that are similar in size and scope, and that compete with us for executive talent. We assess our peer group annually, which allows us to continue to monitor potential peer group changes and incorporate our shareholders' feedback.

WHAT WE HEARD	HOW WE RESPONDED
Enhance link between compensation program and total shareholder returns • Shareholders expressed a preference to link incentive compensation program to total shareholder return • Shareholders also indicated a preference for a higher percentage of long-term equity incentive compensation as part of the total pay mix	• The 2023 PSU awards granted to our NEOs included a relative TSR performance measure (with payout capped at target if our absolute TSR is negative) compared to companies in the S&P 500 Consumer Discretionary Distribution & Retail Index. • The HCC Committee enhanced the rigor of our Chief Executive Officer stock ownership guidelines by increasing the number of shares required to be owned from 5 times to 6 times base salary to further align our Chief Executive Officer's interests with those of our shareholders over the long-term and better align with market best practice. • As part of the 2023 and 2024 annual compensation cycles, the HCC Committee did not increase the base salaries or short-term performance-based incentive compensation targets for our executive officers; rather, only increases in executive officer target long-term equity incentive compensation were approved, thereby enhancing the weighting of long-term equity compensation in the total pay mix. • In addition, the HCC Committee increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024. • We maintain robust compensation recoupment policies that provide for the recovery of incentive and severance compensation, including if an executive engages in certain misconduct or detrimental activities.
Retention awards have been granted to NEOs in recent years, including in 2022 • Shareholders expressed concerns with the use of retention awards in recent years and the two-year performance period for the 2022 retention PSU awards • The cash-portion of the 2022 retention awards (approximately 50% of total awards) was only subject to time-based vesting conditions	• We have returned to our normal historical compensation practices following the appointment of Ms. Boswell as Chief Executive Officer, which has provided stability to our senior leadership team. • As a result, no additional retention awards have been made since 2022 and are not currently contemplated for our NEOs. • The 2022 retention awards were made to stabilize Company leadership, while still aligning their pay to performance in the context of a period of significant uncertainty and transition for the Company. • The retention awards were effective in retaining critical talent through the dynamic, transitional period for the Company, while at the same time ensuring that the awards appropriately incented our NEOs to maximize value to our shareholders during that period.

We believe these changes made to our executive compensation program address and are responsive to our shareholders' perspectives and strengthen our pay-for-performance philosophy and the promotion of shareholder value creation. Our robust shareholder engagement process in fiscal 2023, as well as the changes we implemented in light of the constructive feedback we received, exemplify our commitment to engaging with our shareholders. In addition, after concluding our Chief Executive Officer search process in December 2022 with the hiring of Ms. Boswell, the period of uncertainty and leadership transition that persisted throughout fiscal 2022 (when the compensation actions that were the focus of our 2023 say-on-pay proposal were made) has since normalized, and we have remained committed to aligning executive compensation with performance and making decisions that drive our business goals to serve both the short and long-term interests of our shareholders.

Executive Compensation Philosophy

Guiding Principles

The HCC Committee oversees an executive compensation program based on the following clear and purposeful guiding principles:

COMPENSATION COMPONENT	OUR PRINCIPLES
Pay Level	• Attract and retain superior leaders in a highly competitive market for talent. • Pay competitively and equitably. • Recognize depth and scope of accountability and complexity of responsibility.
Pay Mix	• Emphasize performance-contingent, long-term equity-based incentive compensation over fixed compensation.
Pay-for-Performance	• Recognize and reward enterprise and individual performance. • Utilize performance metrics that closely align executives' interests with shareholders' interests. • Require NEOs to own a significant amount of the Company's common stock. • Set Spring and Fall season goals that reflect the seasonal nature of our business and incent goal achievement in each season. • Create long-term shareholder value through regular achievement of short-term goals while pursuing our longer-term growth strategy. • Retain and incent high-performers through long-term equity incentive awards.

Executive Compensation Best Practices

Our executive compensation practices incorporate the following corporate governance best practices that protect the interests of our shareholders and are consistent with high standards of risk management.

What We Do:

✓ We align our NEO pay with performance and grant incentive awards based on actual results and achievements.

✓ We maintain robust clawback policies as described under the heading "—Compensation Governance—Recovery of Compensation" on page 52 of this proxy statement.

✓ The HCC Committee has engaged a compensation consultant that is independent of the Company and management to advise on compensation-related matters.

✓ We maintain robust stock ownership guidelines for our NEOs and directors. In fiscal 2023, we enhanced the rigor of our Chief Executive Officer stock ownership guidelines by increasing the number of shares required to be owned from 5 times to 6 times base salary to further align our Chief Executive Officer's interests with those of our shareholders over the long-term and better align with market best practice. For a description of these guidelines, see the headings "—Compensation Governance—Executive Officer Stock Ownership Guidelines" and "Corporate Governance—Director Stock Ownership Guidelines" on pages 51 and 24, respectively, of this proxy statement.

✓ Our equity incentive plan requires a minimum vesting period of at least one year for all awards, subject to certain exceptions.

✓ We use appropriate peer group comparisons when determining compensation.

✓ We mitigate undue business risk in compensation programs and, in consultation with the HCC Committee's independent compensation consultant, perform an annual compensation risk assessment.

What We Don't Do:

✗ No tax gross-ups for NEOs to cover excise taxes under Section 4999 of the Internal Revenue Code (the "Code").

✗ No hedging and short-selling of Company securities under our insider trading policy.

✗ No pledging of Company stock without advance approval by our Chief Legal Officer. None of the Company's stock held by our NEOs or Board members is pledged.

✗ No re-pricing of stock options without shareholder approval.

✗ No single-trigger vesting of non-Board member equity awards upon a change in control.

✗ No payments of dividends on unearned awards.

Connecting Pay and Performance

There are two key elements of our executive compensation program design that connect pay to performance. First, our incentive goals are designed to challenge our NEOs to achieve a high level of performance to earn incentives at target levels. When our NEOs meet and exceed, or fall short of, these goals, we compensate them accordingly. Second, to further connect executive pay to performance and shareholder interests, we employ a pay mix philosophy that places greater emphasis on performance-based incentive compensation over non-performance-based base salary and RSUs.

The following charts illustrate the pay mix philosophy of our executive compensation program, showing a higher percentage of performance-based incentive compensation.



CEO 2023 Target Pay

Performance-based Incentive Compensation

Average Non-CEO NEO 2023 Target Pay (1)

Performance-based Incentive Compensation

Based on feedback from the Company's shareholders, the HCC Committee increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024. See the disclosure under the heading "—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation— Performance Share Units" beginning on page 47 of this proxy statement for additional information.

- Base Salary
- Long-term Time-vested RSUs
- Short-term Performance-based Incentive Compensation
- Long-term Performance-based Equity Compensation

(1) The Average Non-CEO NEO Target Pay excludes compensation for (i) Ms. Boratto, who commenced employment with the Company on July 31, 2023, and (ii) Ms. Arlin, whose employment with the Company ceased effective on July 29, 2023, due to the partial year of employment for each executive.

Compensation Comparison

We review our NEO compensation against publicly available data on executive compensation, including compensation paid by a group of peer companies, to evaluate the competitiveness of our compensation levels, establish an appropriate mix of our NEO compensation elements and ensure we are properly attracting, retaining and incenting highly talented executives who are critical to executing our strategy and business plan.

The HCC Committee annually reviews and selects our peer group used for compensation comparisons (the "Compensation Peer Group") in consultation with the HCC Committee's independent compensation consultant, and with consideration for companies considered to be peers by certain proxy advisory firms, to generally include a balanced mix of the following criteria:

- Businesses that are similar in size and scope (using criteria such as total revenue, market capitalization, global footprint, business and/or merchandise focus);
- Companies that compete with us for executive talent; and
- Companies with similar talent and business model characteristics.

We do not specifically set our NEOs' compensation against our Compensation Peer Group. Instead, we consider peer group comparisons provided by the HCC Committee's independent compensation consultant as one of several factors in applying our pay philosophy and setting the pay of our NEOs.

In light of shareholder feedback collected during fiscal 2023, the HCC Committee made changes to our Compensation Peer Group for 2024 to add higher performing and more comparable peers, including PVH Corp. and Tapestry, Inc. The HCC Committee also removed Foot Locker, Inc. and Burlington Stores, Inc. as lower-performing peers. The HCC Committee believes the 2024 Compensation Peer Group closely aligns with our business model and merchandise focus and reflects companies that are similar in size and scope, and that compete with us for executive talent.

2023 COMPENSATION PEER GROUP	PEER COMPANIES ADDED	PEER COMPANIES REMOVED	2024 COMPENSATION PEER GROUP
Abercrombie & Fitch Co. [ANF]			Abercrombie & Fitch Co. [ANF]
American Eagle Outfitters, Inc. [AEO]			American Eagle Outfitters, Inc. [AEO]
Burlington Stores, Inc. [BURL]			Coty Inc. [COTY]
Coty Inc. [COTY]			DICK's Sporting Goods, Inc. [DKS]
DICK's Sporting Goods, Inc. [DKS]			Gap Inc. [GPS]
Foot Locker, Inc. [FL]			lululemon athletica inc. [LULU]
Gap Inc. [GPS]	+ PVH Corp.	X Burlington Stores, Inc.	Newell Brands Inc. [NWL]
lululemon athletica inc. [LULU]	+ Tapestry, Inc.	X Foot Locker, Inc.	PVH Corp. [PVH]
Newell Brands Inc. [NWL]			Ralph Lauren Corporation [RL]
Ralph Lauren Corporation [RL]			Sally Beauty Holdings, Inc. [SBH]
Sally Beauty Holdings, Inc. [SBH]			Signet Jewelers Limited [SIG]
Signet Jewelers Limited [SIG]			Tapestry, Inc. [TPR]
The Estée Lauder Companies Inc. [EL]			The Estée Lauder Companies Inc. [EL]
Tractor Supply Company [TSCO]			Tractor Supply Company [TSCO]
Ulta Beauty, Inc. [ULTA]			Ulta Beauty, Inc. [ULTA]
Victoria's Secret & Co. [VSCO]			Victoria's Secret & Co. [VSCO]
Williams-Sonoma, Inc. [WSM]			Williams-Sonoma, Inc. [WSM]

In connection with the redesign of the PSU awards granted to our NEOs in the first half of fiscal 2023, the HCC Committee determined to use the companies included in the S&P 500 Consumer Discretionary & Retail Index as of the date of grant as the peer group to evaluate achievement of the newly-added relative TSR metric. For additional details regarding the 2023 PSUs and the applicable performance measures, see the disclosure under the heading "—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation—Performance Share Units" beginning on page 47 of this proxy statement.

Compensation for NEOs

Compensation Setting Process

The HCC Committee makes all decisions regarding Chief Executive Officer compensation with advisory input from its independent compensation consultant. Our Chief Executive Officer recommends, and the HCC Committee approves, compensation for the other NEOs, including all grants of stock awards to our NEOs. In making compensation decisions for our NEOs, the HCC Committee takes into consideration input, recommendations and market-based analyses provided by both management and the independent compensation consultant. Target compensation for the NEOs is reviewed annually and is designed to reward historical performance, incent future performance and be competitive with the external market for talent.

Compensation Components

The three principal elements of our executive compensation program are base salary, short-term performance-based cash incentive compensation and long-term equity incentive compensation. Each NEO's base salary is set considering multiple factors described below. For fiscal 2023, all of our NEOs (other than Mses. Boratto and Arlin with respect to our long-term equity incentive compensation program for the reasons discussed under the heading "—Long-term Equity Incentive Compensation—Performance Share Units" below) participated in the same short-term performance-based incentive compensation program and long-term equity

incentive compensation program. The Company also provides our NEOs with health and welfare benefits, retirement benefits and a limited set of perquisites. Additional information about each of these compensation components is provided below.

Base Salary

The following factors are considered in determining any base salary adjustments for our NEOs:

- Scope and responsibility of the NEOs' positions;
- Achievement of seasonal and annual business goals;
- Level of overall compensation paid by competitors for comparable positions;
- Recruitment, retention and development of leadership talent; and
- Appropriate balancing of our NEOs' base salaries against their incentive compensation to ensure there is a higher mix of performance-based compensation as a percentage of their total pay mix.

Our NEOs' base salaries for fiscal 2023 are set forth in the following table. The HCC Committee determined to hold base salaries flat for fiscal 2023, when coupled with increases in NEO target long-term equity incentive compensation as described under the heading "—Long-term Equity Incentive Compensation" below, in order to enhance the weighting of our NEOs' long-term equity incentive compensation as a percentage of their total pay mix.

NAMED EXECUTIVE OFFICER[1]	FISCAL 2023 BASE SALARY ($)	% INCREASE
Ms. Boswell	1,500,000	0%
Ms. Boratto	850,000	N/A
Ms. Rosen	1,000,000	0%
Ms. Riley	800,000	0%
Mr. Wu	725,000	0%

(1) In fiscal 2023, Ms. Arlin's annual base salary was $800,000, which was also unchanged from fiscal 2022.

The HCC Committee determined to hold base salaries for our NEOs flat again for fiscal 2024, when coupled with increases in NEO target long-term equity incentive compensation, in order to further enhance the weighting of our NEOs' long-term equity incentive compensation as a percentage of their total pay mix. See the disclosure under the heading "—Long-term Equity Incentive Compensation" below for additional information.

Short-term Performance-based Incentive Compensation

Short-term performance-based incentive compensation, if earned, is paid in cash pursuant to the Company's Cash Incentive Compensation Performance Plan (the "Cash Incentive Plan"). This compensation component focuses on achievement of six-month goals, reflecting our two selling seasons, with the Fall season weighted more heavily because of the importance of the holiday season to our profitability. The use of two six-month performance periods in our plan design reflects our belief that achievement of our short-term goals season after season creates long-term value for our shareholders.

Spring Season
First and Second Quarters
Weighting: 40%

Fall Season
Third and Fourth Quarters
Weighting: 60%

The pre-established, objective financial goal for fiscal 2023 was the Company's absolute adjusted operating income. The HCC Committee used adjusted operating income because it is a performance measure over which executives can have significant impact and is also directly linked to the Company's long-term growth plan and performance that drives shareholder value. The HCC Committee sets the adjusted operating income goals at the beginning of each six-month season based on an analysis of historical performance, the overall economic environment including financial results of other comparable businesses and progress toward achieving our strategic goals.

The HCC Committee carefully considered the Spring and Fall season goals in order to ensure that our executives were properly incented in fiscal 2023, while at the same time incorporating a level of rigor that maintained a strong link between pay and performance in fiscal 2023. The HCC Committee approved the Spring and Fall season goals to reflect anticipated decreases in consumer spending primarily resulting from the continuation of normalization trends in the Company's candle and sanitizer categories following our accelerated growth in these categories during 2020 and 2021, the impacts of our cost reduction initiatives, and other factors, including inflationary and deflationary impacts on our cost structure. In addition, to ensure a continued high level of rigor of the performance goals for the 2023 Fall season, the HCC Committee raised the threshold level of performance required to achieve any payout for the Fall season to 88% of target (compared to 82% of target for the 2022 Fall season) and the level of performance to achieve maximum payout for the 2023 Fall season to 117% of target (compared to 115% of target for the 2022 Fall season). The HCC Committee believes incentive goals for both seasons were set at challenging and meaningful levels.

The table below shows the Spring and Fall season adjusted operating income goals required to earn short-term performance-based incentive compensation at target, along with the range of performance goals as a percentage of target for threshold and maximum payouts, and actual performance results achieved in fiscal 2023:

	THRESHOLD	ADJUSTED OPERATING INCOME GOAL	MAXIMUM	ACTUAL ADJUSTED OPERATING INCOME[1]	ADJUSTED OPERATING INCOME GOAL ACHIEVEMENT
Spring Season (40% Weighting)	86% of target	$460 million	114% of target	$369 million	0% of target
Fall Season (60% Weighting)	88% of target	$855 million	117% of target	$917 million	149% of target

(1) For fiscal 2023, the HCC Committee did not make any adjustments to operating income; therefore, for fiscal 2023 adjusted operating income is equal to our GAAP operating income. See Appendix A for important disclosures regarding non-GAAP financial measures.

Performance between threshold and target and target and maximum is interpolated to determine the payout percentage beginning at 20% for threshold performance (if achieved) up to 200% at maximum performance. Short-term performance-based incentive compensation targets are set as a percentage of base salary with the amount earned ranging from 0% to 200% of the target incentive, based on the extent to which financial goals are achieved.

Due to our performance during the Spring Season, which was impacted by the challenging macroeconomic environment as well as continuing normalization of our candles and sanitizer categories, we did not meet the operating income threshold for any payout in the Spring season. Therefore, consistent with our pay-for-performance philosophy, no short-term performance-based incentive compensation was earned. In the Fall season, through the leadership of our NEOs, we achieved above-target results due to stronger than anticipated net sales performance during the holiday season driven by product innovation and newness amplified by new marketing initiatives and continued benefits from our cost reduction initiatives.

The table below shows the short-term performance-based incentive compensation targets as a target percentage of base salary for each NEO during fiscal 2023. None of our NEOs received an increase in their target annual incentive compensation opportunities for fiscal 2023.

NAMED EXECUTIVE OFFICER[1]	FISCAL 2023 TARGET ANNUAL INCENTIVE OPPORTUNITY
Ms. Boswell	190%
Ms. Boratto	120%
Ms. Rosen	160%
Ms. Riley	100%
Mr. Wu	100%

(1) In fiscal 2023, Ms. Arlin's target annual incentive compensation opportunity was 115%, which was also unchanged from fiscal 2022.

The NEOs' payouts for fiscal 2023 performance are set forth below and in the "Non-Equity Incentive Plan Compensation" column of the 2023 Summary Compensation Table on page 54 of this proxy statement.

NAMED EXECUTIVE OFFICER [1]	FISCAL 2023 TARGET INCENTIVE ($)	FISCAL 2023 SPRING INCENTIVE PAYOUT ($)	FISCAL 2023 FALL INCENTIVE PAYOUT ($)	TOTAL FISCAL 2023 PAYOUT ($)	PERCENT OF FISCAL 2023 TARGET (%)
Ms. Boswell	2,850,000	0	2,547,900	2,547,900	89.4%
Ms. Boratto [2]	612,000	N/A	911,880	911,880	149.0%
Ms. Rosen	1,600,000	0	1,430,400	1,430,400	89.4%
Ms. Riley	800,000	0	715,200	715,200	89.4%
Mr. Wu	725,000	0	648,150	648,150	89.4%

(1) Ms. Arlin's employment with the Company ceased on July 29, 2023. She received no fiscal 2023 Spring season incentive payout and received $822,480 for the fiscal 2023 Fall season incentive payout pursuant to the terms of her existing agreement with the Company.

(2) Ms. Boratto commenced employment with the Company on July 31, 2023, and was therefore ineligible for the fiscal 2023 Spring season incentive program. The "Percent of Fiscal 2023 Target" percentage reflects the percentage earned for the fiscal 2023 Fall season only; had Ms. Boratto been employed during the entire fiscal 2023 Spring season, her "Percent of Fiscal 2023 Target" percentage would align with the percentages of the other NEOs.

To induce Ms. Boratto to join the Company, she received a one-time cash sign-on bonus in the aggregate amount of $1 million, 50% of which was paid to her during the third quarter of 2023, and the remaining amount of which is payable to her in 2024 within 30 days of the first anniversary of her start date with the Company (subject to repayment to the Company upon certain terminations of employment prior to the first and second anniversaries of her start date, respectively).

As described above, in light of feedback received from our shareholders during fiscal 2023, the HCC Committee revised our short-term cash incentive program for fiscal 2024 to include a new absolute net sales metric (weighted 25%), with absolute adjusted operating income (weighted 75%) continuing to serve as the primary performance metric. The HCC Committee incorporated the new absolute net sales metric for the fiscal 2024 short-term cash incentive program based on the importance of returning the Company to net sales growth as part of the Company's strategic initiatives, the desire to balance top- and bottom-line performance in the program, the prevalence of the metric in peer companies' short-term cash incentive programs, the ability of our associates to directly impact performance against the metric and input received from our shareholders.

Based on feedback from the Company's shareholders, the HCC Committee determined not to increase the short-term performance-based incentive compensation targets for any of our NEOs for fiscal 2024, when coupled with increases in NEO target long-term equity incentive compensation, in order to enhance the weighting of our NEO's long-term equity incentive compensation as a percentage of their total pay mix. See the disclosure under the heading "—Long-term Equity Incentive Compensation" below for additional information.

Long-term Equity Incentive Compensation

During fiscal 2023, we granted stock awards to our NEOs (other than Ms. Arlin) under the 2020 Plan, which was approved by our shareholders at our 2020 annual meeting.

Our Fiscal 2023 Long-term Equity Incentive Compensation Design

Performance Share Units	*2023 Long-term Equity Incentive Mix*	*Restricted Share Units*
• 3-year performance period • Weighted 50% operating income margin; 50% relative TSR *(relative TSR new metric for fiscal 2023)* • Includes "negative absolute TSR cap"	 50% PSUs — 50% RSUs	• 3-year vesting period • Vest 30% one year from the grant date; 30% two years from the grant date; and 40% three years from the grant date

> *The HCC Committee increased the proportion of our Chief Executive Officer's long-term equity incentive compensation that is subject to performance-based conditions from 50% in fiscal 2023 to 60% in fiscal 2024, thereby enhancing the weighting of performance-based compensation for our Chief Executive Officer.*

Performance Share Units

PSUs incent executive performance through the achievement of challenging growth and profitability metrics that closely align the long-term interests of our executives with those of our shareholders. As a result, we place a significant emphasis on the PSU component of our long-term equity incentive program for our NEOs. For fiscal 2023, 50% of our NEOs' (other than Ms. Boratto's, who was not an associate at the time of the annual stock grant) long-term equity incentives were granted in the form of "at-risk" PSUs. See "—Restricted Share Units" below for a discussion of Ms. Boratto's 2023 long-term equity incentive award. Ms. Arlin did not receive any long-term equity incentive awards in fiscal 2023 due to her announced departure from the Company in July 2023.

We redesigned our annual PSU program for 2023 to add a new relative TSR metric. The relative TSR metric replaced the relative revenue growth metric that historically applied to our annual grants of PSUs. As a result, our NEOs' annual 2023 PSU awards are subject to two equally weighted performance metrics: (i) cumulative operating income as a percentage of cumulative net sales (operating income margin) and (ii) relative TSR assessed against the companies listed in the S&P 500 Consumer Discretionary Distribution & Retail Index as of the date of grant. The HCC Committee selected this peer group for purposes of the relative TSR metric because the index is relevant from an industry perspective (i.e., reasonable business, talent and/or investment dollar competitors) and is more easily tracked and communicated to Company associates and investors. In addition, the HCC Committee also added a "negative absolute TSR cap" – i.e., if our absolute total shareholder return is negative during the performance period, the payout under the PSU awards is capped at 100% of target performance.

The redesigned annual PSU program for 2023 also includes modified threshold, target and maximum average operating income margin percentages of 16%, 18% and 20%, respectively. The HCC Committee is committed to establishing robust performance metrics that challenge our executives to deliver superior performance aligned to creating value for our shareholders, while at the same time balancing the rigor of the performance metrics with ensuring that the metrics are reasonably attainable to meaningfully incent executive performance and retention. Based on the anticipated significant pressures on the Company's margins in the near-term, including as a result of the inflationary environment and the significant investments the Company planned to make to transform its business during the PSU performance period, the HCC Committee approved the narrower average operating income margin range for the 2023 PSUs. Nonetheless, the HCC Committee believes that the performance targets for 2023 are rigorous and align payouts with significant value creation for our shareholders.

Finally, consistent with market practice to ensure our annual PSU program is competitive with our peer companies' programs and to balance the leverage of the program with the weighting it is expected to command within the NEOs' pay mix, the maximum payout for the 2023 annual PSU program awards was raised to 200% compared to 150% for the 2021 and 2022 annual PSU programs.

The HCC Committee believes the redesigned PSU program for 2023 is directly responsive to the feedback we received from our shareholders and further aligns our NEOs' interests with those of our shareholders. Specifically, the HCC Committee believes that operating income margin continues to provide a direct link between our NEOs' compensation and the importance of growing and maintaining our operating income margin as part of the Company's strategic initiatives. The HCC Committee added the relative TSR metric for fiscal 2023 based on the prevalence of the metric in peer companies' long-term incentive programs, the importance of further aligning our NEOs' pay outcomes with shareholder value creation and input received from our shareholders.

Performance for awards granted in fiscal 2023 will be evaluated based on performance over a three-year performance period, starting with fiscal 2023 through the end of fiscal 2025.

The specific targets are as follows:

	PAYOUT PERCENTAGE[1]	3-YEAR OPERATING INCOME MARGIN (50% WEIGHTING)	3-YEAR RELATIVE TOTAL SHAREHOLDER RETURN (50% WEIGHTING)
Threshold	50%	16%	30th Percentile
Target	100%	18%	50th Percentile
Maximum	200%	20%	90th Percentile

(1) The Payout Percentage is subject to the "negative absolute TSR cap" – i.e., if our absolute total shareholder return is negative during the performance period, the payout under the PSU awards is capped at 100% of target performance.

Performance will be evaluated based on a scale, and payout, if any, will be interpolated between threshold, target and maximum levels. The earned annual PSU awards (if any) granted in fiscal 2023 will vest in May 2026, subject generally to the executive's continued employment through such date.

Restricted Share Units

RSUs are granted to ensure market competitiveness of the executive compensation package, align executives' long-term interests with our shareholders and retain executives over the long-term. The RSU awards vest over three years in three tranches (30% one year from the grant date, 30% two years from the grant date and 40% three years from the grant date), in each case subject generally to continued employment through each such date.

Ms. Boratto, who joined the Company in July of 2023, did not participate in the Company's annual 2023 long-term equity incentive program. Instead, and to induce Ms. Boratto to join the Company and replace certain unvested compensation that she was forfeiting by joining the Company, she received a one-time award of RSUs with a grant date value of approximately $2.0 million as part of her hiring incentive. The HCC Committee approved Ms. Boratto's award in the form of RSUs because she joined the Company approximately eight months after the performance period for the Company's 2023 PSU program had commenced. The RSU award is designed to establish and build Ms. Boratto's ownership interest in Company stock and to immediately align a significant portion of her compensation with the long-term interests of our shareholders. The terms of Ms. Boratto's sign-on RSUs are consistent with the terms and vesting schedule of the 2023 RSUs granted to Mses. Boswell, Rosen and Riley and Mr. Wu as part of the annual 2023 long-term equity incentive program. Beginning with Ms. Boratto's fiscal 2024 long-term incentive awards, her annual grant provided for 50% PSUs and 50% RSUs, consistent with the awards granted to our other NEOs (other than Ms. Boswell).

Below is a summary of long-term equity incentive compensation, including PSUs and RSUs, awarded to our NEOs during fiscal 2023.

NAMED EXECUTIVE OFFICER	TARGET VALUE OF ANNUAL PSU AWARD ($)	VALUE OF TIME-VESTED RSU AWARD ($)	TOTAL EQUITY VALUE OF AWARD(S) ($)
Ms. Boswell	3,744,891	3,589,009	7,333,900
Ms. Boratto	N/A	1,913,900[1]	1,913,900[1]
Ms. Rosen	998,608	957,093	1,955,701
Ms. Riley	798,916	765,646	1,564,562
Mr. Wu	723,994	693,880	1,417,874

(1) The RSU award represents a sign-on award for Ms. Boratto, who did not receive an annual award for fiscal 2023 since she was not a Company associate at the time the annual long-term equity incentive awards were granted to the NEOs.

Other Benefits and Perquisites

Qualified Defined Contribution Retirement Plan

Our qualified defined contribution retirement plan is available to all Company associates who meet certain age and service requirements. Associates can contribute up to the amounts allowable under Section 401 of the Code. The Company matches associates' contributions according to a predetermined formula and, through fiscal 2023, contributed additional amounts based on a percentage of the associates' eligible annual compensation and years of service (the "Retirement Contributions"). Associates' contributions and Company matching contributions to the qualified plan vest immediately. Effective in fiscal 2024, the Company's associates, including our NEOs, no longer receive Retirement Contributions under the Company's qualified defined contribution retirement plan.

Perquisites

We provide our NEOs with certain perquisites that the HCC Committee has determined are reasonable and in the best interests of the Company and its shareholders. These perquisites include life insurance coverage, an annual executive physical and a financial planning reimbursement. None of our NEOs other than Ms. Boswell were permitted to use corporate aircraft for personal purposes during fiscal 2023.

We also provide relocation benefits, as applicable, pursuant to the Company's policy applicable to senior executives or as may otherwise be set forth in an applicable employment agreement, including relocation benefits to Ms. Boswell during fiscal 2023. Ms. Boswell completed her relocation to the Columbus, Ohio region during fiscal 2023. According to the Company's relocation policy, if Ms. Boswell voluntarily resigns or is terminated for cause (i) before the first anniversary of her hire date, she is obligated to reimburse the Company for 100% of the relocation benefits and (ii) before the second anniversary of her hire date, she is obligated to reimburse the Company for one-half of the relocation benefits.

As a condition of Ms. Boratto's employment, she is required to perform a significant portion of her duties from the Company's Columbus, Ohio headquarters and to relocate to the Columbus, Ohio region no later than June 30, 2025. To induce Ms. Boratto to join the Company and based on temporary family obligations she continues to have in her current home region, the HCC Committee approved a temporary travel and lodging stipend to Ms. Boratto in the amount of $130,000 per year (pro-rated for any partial periods and taxable to Ms. Boratto) to offset a portion of her expenses, with eligibility that commenced on July 31, 2023 and ends on the date of her permanent relocation to Columbus, Ohio, but no later than June 30, 2025. The cost to the Company of the travel and lodging stipend for fiscal 2023 is included in the "All Other Compensation" column of the 2023 Summary Compensation Table on page 54 of this proxy statement.

During fiscal 2023, we maintained corporate aircraft that were used primarily by our senior management for business travel. During fiscal 2023, the HCC Committee approved the use of corporate aircraft for personal purposes by Ms. Boswell to ensure her safety and security and promote the efficient and effective use of her time while traveling. The value associated with personal use of corporate aircraft was imputed as income to Ms. Boswell based on the Internal Revenue Service's SIFL formula. We do not cover, reimburse or otherwise gross-up the income taxes owed for personal use of corporate aircraft. Substantially all of Ms. Boswell's personal usage of corporate aircraft during fiscal 2023 was in connection with her relocation from her residence in Florida, allowing for efficient travel to the Company's offices in Columbus, Ohio while she searched for and relocated to a permanent residence in the Columbus, Ohio region. The use of corporate aircraft also provides Ms. Boswell with an environment that permits her to perform confidential work while traveling for personal purposes, which would otherwise be impossible on commercial aircraft. In addition, Ms. Boswell's spouse accompanied her on a single business trip during fiscal 2023, including use of the corporate aircraft and hotel accommodations, for which the Company incurred no incremental cost. The aggregate incremental cost to the Company of personal use of corporate aircraft is disclosed in the "All Other Compensation" column of the 2023 Summary Compensation Table on page 54 of this proxy statement.

Severance and Change in Control Agreements

Chief Executive Officer

Under Ms. Boswell's severance agreement, in the event of a termination of her employment by the Company without "cause" or by her for "good reason" (as defined in her severance agreement and described in more detail under the heading "—Potential Payments Upon Termination or Change in Control" below), in each case other than during the three-month period prior to, and the 24-month period following, a "change in control" of the Company, she will be entitled to receive (i) continued payment of annual base salary for two years following the termination date, (ii) an amount equal to two years of COBRA premiums, (iii) the incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during

such season and determined based on actual performance, (iv) the incentive compensation she would have received if she had remained employed by the Company for two years following the termination date, determined based on actual performance, (v) accelerated vesting of a pro rata portion of the unvested equity awards held by her that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion of the unvested equity awards held by her that vest based on performance-based vesting conditions, which will remain subject to achievement of the existing performance metrics.

In the event such termination of employment occurs during the three-month period prior to, or during the 24-month period following, a "change in control" of the Company, then Ms. Boswell will be entitled to receive (a) the amounts described in clause (i) above (with such amounts paid in a lump sum if the termination of employment occurs on or after a change in control) and clause (ii) above, (b) a payment equal to the sum of the incentive compensation payouts that she received for the four completed seasons prior to the termination date (with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included if she has not been employed long enough to be eligible for four seasonal incentive payouts), (c) her incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined by reference to the average of the incentive compensation payouts she received for the four completed seasons prior to the termination date (with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included in such average if she has not been employed long enough to be eligible for four seasonal incentive payouts) and (d) accelerated vesting of any outstanding unvested equity awards held by her, with performance goals deemed to be achieved at target levels if less than one-third of the applicable performance period has lapsed, otherwise performance goals will be deemed to be achieved at maximum levels.

Other NEOs

Under the severance agreements with our NEOs (other than Ms. Boswell), upon a termination of the applicable executive's employment by the Company without "cause" or by the executive for "good reason" (as defined in such executive's severance agreement and described in more detail under the heading " —Potential Payments Upon Termination or Change in Control" below), in each case other than during the three-month period prior to, and the 24-month period following, a "change in control" of the Company, the applicable executive will be entitled to receive (i) continued payment of annual base salary for two years following the termination date, (ii) an amount equal to two years of COBRA premiums, (iii) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined based on actual performance, (iv) the incentive compensation the executive would have received if the executive had remained employed by the Company for two years following the termination date, determined based on actual performance, (v) accelerated vesting of a pro rata portion of the unvested equity awards held by the executive that vest solely upon the time-based vesting conditions and (vi) continued vesting of a pro rata portion of the unvested equity awards held by the executive that vest based on performance-based vesting conditions, which will remain subject to achievement of the existing performance metrics.

In the event such termination of employment occurs during the three-month period prior to, or during the 24-month period following, a "change in control" of the Company, then the executive will be entitled to receive (a) the amounts described in clauses (i) and (ii) above, (b) a payment equal to the sum of the incentive compensation payouts that the executive received for the four completed seasons prior to the termination date, (c) the executive's incentive compensation award for the season in which the termination date occurs, prorated based on the number of days employed during such season and determined by reference to the average of the incentive compensation payouts the executive received for the four completed seasons prior to the termination date, and (d) accelerated vesting of any outstanding unvested equity awards held by the executive (with performance goals deemed to be achieved at target levels if less than one-third of the applicable performance period has lapsed, otherwise performance goals will be deemed to be achieved at maximum levels).

None of our NEOs is entitled to a tax gross-up for any excise taxes on compensation paid in connection with a change in control under their agreements with the Company.

For additional details regarding the severance and change in control arrangements with our NEOs (including a description of estimated benefits in connection with a change in control and/or a termination of employment), as well as a description of the payments and benefits provided to Ms. Arlin in connection with her departure from the Company in 2023, see "—Potential Payments Upon Termination or Change in Control" beginning on page 59 of this proxy statement.

Compensation Governance

Independent Compensation Consultant

As permitted by its charter, the HCC Committee retained Willis Towers Watson as its independent executive compensation consultant and has the sole authority to retain and terminate any independent executive compensation consultant.

The HCC Committee considers recommendations from our management team and determines the work to be performed by the consultant. The consultant works with management to gather data required in preparing analyses for HCC Committee review. Specifically, the services the consultant provides include:

- Assisting in the evaluation of, and providing recommendations for, Chief Executive Officer and other NEO compensation;
- Informing the HCC Committee of changing market practices;
- Consulting on our executive compensation strategy and program design, including assessing compensation risk from design and practice perspectives;
- Analyzing the competitiveness of our executive pay, including benchmarking base salaries, short-term incentive design, long-term incentive design and executive perquisites;
- Reviewing and benchmarking the structure of our Board compensation;
- Assisting in the selection of our peer groups; and
- Assisting in the preparation and review of this disclosure.

In addition to the services provided at the request of the HCC Committee, management, with the knowledge of the HCC Committee, has engaged Willis Towers Watson to provide a call center tracking system for which the Company pays quarterly software usage fees (provided by a separate division of Willis Towers Watson). The HCC Committee did not participate in management's decision to engage Willis Towers Watson for this service. For fiscal 2023, the fees for services provided by Willis Towers Watson to management were less than $120,000. The HCC Committee has determined that the provision of these limited services by Willis Towers Watson to management is not material and does not impair the independence and objectivity of advice provided to or otherwise raise any conflict of interest for the HCC Committee on executive compensation matters.

The HCC Committee reviews and approves the provision of additional services by Willis Towers Watson to the Company and evaluates the performance and independence of Willis Towers Watson, specifically considering independence factors identified by NYSE rules. This evaluation includes a review of written representations from Willis Towers Watson confirming its independence. Based on the HCC Committee's evaluation, it believes that there are no conflicts of interest that could impair Willis Towers Watson's ability to provide independent, objective advice to the HCC Committee regarding executive compensation matters.

Compensation Risk Assessment

On an annual basis, the HCC Committee, in consultation with its independent compensation consultant, considers the risks to our business associated with our compensation policies and practices for the purpose of determining whether any risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. The HCC Committee determined that the Company's compensation structure includes mitigating factors such as a mix of pay that is balanced between long- and short-term, fixed and variable payouts under the 2020 Plan and the Cash Incentive Plan (and their respective predecessor plans), robust clawback policies and robust executive stock ownership guidelines. Based on these features, we believe our executive compensation program effectively (i) ensures that our compensation program does not encourage excessive risk taking, (ii) keeps our NEOs focused on the creation of long-term, sustainable value for our shareholders and (iii) provides competitive and appropriate levels of compensation over time.

Executive Stock Ownership Guidelines

The HCC Committee encourages and mandates Company common stock ownership by our NEOs through stock ownership guidelines that promote a long-term focus on stock performance, discourage inappropriate risk-taking and further align the interests of our NEOs with those of our shareholders. Stock ownership guidelines can be met through direct ownership of common stock and indirect ownership through both grants of stock-based awards under our stock incentive plans and common stock held through Company benefit plans. PSUs that remain subject to performance-based vesting requirements and unexercised stock options do not count toward ownership under our stock ownership guidelines.

To ensure continued alignment between our Chief Executive Officer's interests and those of our shareholders over the long-term and to better align with market best practice, we enhanced the rigor of our Chief Executive Officer stock ownership guidelines in 2023.

ROBUST EXECUTIVE STOCK OWNERSHIP GUIDELINES

Chief Executive Officer	6 Times Base Salary
Other NEOs	3 Times Base Salary

> *The HCC Committee enhanced the Chief Executive Officer stock ownership guidelines by increasing the number of shares required to be owned from 5X to 6X base salary during fiscal 2023*

Our NEOs are required to achieve and maintain these ownership levels within five years of becoming subject to the ownership guidelines. All of our NEOs are either in compliance with the guidelines or are on track to comply with the guidelines within the required time frame.

Tax Deductibility

Section 162(m) of the Code generally does not allow a tax deduction to public companies for compensation paid to certain executive officers that is more than $1 million during the tax year. The HCC Committee takes into consideration the tax implications of our executive compensation program, including with respect to the tax deductibility of compensation paid under Section 162(m) of the Code. In the exercise of its business judgment, and in accordance with its compensation philosophy, the HCC Committee continues to have flexibility to award compensation that is not tax deductible if it determines that such award is in our shareholders' best interests and is necessary to comply with contractual commitments, or to maintain flexibility needed to attract talent, promote retention or recognize and reward desired performance.

Recovery of Compensation

Under the 2020 Plan (and its predecessor plan), the HCC Committee has the power and authority to recover previously awarded bonuses or equity-based compensation or profits if (i) required by applicable law with respect to a participant, (ii) a participant engaged in fraudulent conduct or activities (or had knowledge of such conduct or activities) relating to the Company or (iii) a participant should have had knowledge of such conduct or activities based on the participant's position, duties or responsibilities.

In fiscal 2023, the HCC Committee adopted a compensation recoupment policy in connection with the NYSE's adoption of final listing standards implementing the Commission's clawback rule mandated by Section 954 of the Dodd-Frank Act (which we refer to as the Financial Statement Compensation Recoupment Policy). The Financial Statement Compensation Recoupment Policy requires the HCC Committee to seek a recovery (subject to specified exceptions) of certain "excess" performance-based incentive compensation paid to any current or former executive officer of the Company if the payment of that incentive compensation was calculated based on financial statements that were required to be restated due to material noncompliance with financial reporting requirements.

In addition, we also maintain a supplemental compensation recoupment policy pursuant to which the HCC Committee has the ability to cancel and/or recoup certain cash and equity incentive compensation and severance compensation paid to associates who are at the level of Vice President or above (including our NEOs) in the event of a termination of employment for cause, or the HCC Committee's discovery that grounds for cause existed at the time of such associate's termination of employment.

Tally Sheets

To assess the reasonableness of the compensation of our NEOs, the HCC Committee annually reviews all of the components of the NEOs' compensation, including base salary, short-term cash incentive compensation, realized and unrealized gains on stock options, PSUs and RSUs, the cost to the Company of all perquisites and potential payouts under several severance and change of control scenarios. Based on this review, the HCC Committee concluded that our NEOs' compensation components individually and in the aggregate are reasonable, encourage retention, incent performance and are in the best interests of the Company and its shareholders.

Report of the Human Capital & Compensation Committee

The HCC Committee is composed of seven directors who are independent, as defined under the NYSE listing standards. Additionally, each member of the HCC Committee is a "non-employee director" within the meaning of Section 16b-3 under the Exchange Act. The HCC Committee reviews the CD&A on behalf of the Board.

The HCC Committee has reviewed and discussed the CD&A with management and, based on the review and discussions, the HCC Committee recommended to the Board that the CD&A be included in the 2023 10-K and the Company's 2024 proxy statement.

Human Capital & Compensation Committee

Michael Morris, Chair
Patricia Bellinger
Alessandro Bogliolo
Lucy Brady
Francis Hondal
Danielle Lee
Steven Voskuil

2023 Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our NEOs during fiscal 2023, 2022 and 2021, as applicable.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS ($)[4]	ALL OTHER COMPENSATION ($)[5]	TOTAL ($)
Gina Boswell Chief Executive Officer	**2023**	**1,500,000**	**0**	**7,333,900**	**0**	**2,547,900**	**0**	**312,713**	**11,694,513**
	2022	213,462	1,500,000	3,853,024	0	1,080,964	0	261,541	6,908,991
Eva Boratto Chief Financial Officer	**2023**	**408,654**	**500,000**	**1,913,900**	**0**	**911,880**	**0**	**81,238**	**3,815,672**
Julie Rosen President, Retail	**2023**	**1,000,000**	**600,000**	**1,955,701**	**0**	**1,430,400**	**0**	**30,603**	**5,016,704**
	2022	969,231	1,400,000	3,508,347	0	1,872,000	0	40,930	7,790,508
	2021	866,153	0	1,169,319	271,987	1,804,102	0	21,018	4,132,579
Deon Riley Chief Human Resources Officer	**2023**	**800,000**	**360,000**	**1,564,562**	**0**	**715,200**	**0**	**47,406**	**3,487,168**
	2022	792,308	1,090,000	2,488,354	0	936,000	0	553,477	5,860,139
	2021	758,077	1,750,000	1,052,655	231,194	1,096,346	0	41,189	4,929,461
Michael Wu Chief Legal Officer and Corporate Secretary	**2023**	**725,000**	**326,250**	**1,417,874**	**0**	**648,150**	**0**	**34,559**	**3,151,833**
	2022	715,385	761,250	2,180,189	0	848,250	0	645,765	5,150,839
Wendy Arlin Former Chief Financial Officer	**2023**	**415,385**	**360,000**	**0**	**0**	**822,480**	**0**	**1,676,305**	**3,274,170**
	2022	790,385	1,088,000	2,392,464	0	1,076,400	0	43,392	5,390,641
	2021	712,884	496,000	1,858,830	0	1,143,775	20,777	56,044	4,288,310

(1) The bonus amount paid to Ms. Boratto represents the first installment of a one-time cash sign-on bonus in connection with her hire in 2023. The second and final installment in the amount of $500,000 will be payable to Ms. Boratto in the third quarter of fiscal 2024 (i.e., within 30 days of the first anniversary of her start date with the Company). The amount of Ms. Boratto's cash sign-on bonus is subject to repayment to the Company upon certain terminations of employment prior to the first and second anniversaries of her start date. The bonus amounts also include the third and final installment of certain cash retention bonuses under the Company's 2022 retention program awarded to each of Mses. Arlin, Rosen and Riley and Mr. Wu during fiscal 2022 in such amounts and subject to the terms as described under the heading "Compensation-related Matters—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—2022 Retention Program" in the Company's 2023 proxy statement as filed with the Commission on April 18, 2023.

(2) Stock and option awards were granted to each NEO under the 2020 Plan. Awards are long-term compensation and generally vest over two to three years and are not realizable on an annual basis. See discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation" for additional details.

The value of stock and option awards reflects the aggregate grant date fair value computed in accordance with ASC Topic 718 Compensation—Stock Compensation, for each award. Stock options, which are no longer part of the Company's compensation program, were valued using the Black-Scholes option pricing model. The grant date fair values of the PSUs granted to the NEOs during fiscal 2023 were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic 718-10, excluding the effect of estimated forfeitures. The grant date value of the PSUs granted to the NEOs in fiscal 2023 assuming the maximum level of performance conditions will be achieved is $7,489,782 for Ms. Boswell, $1,997,216 for Ms. Rosen, $1,597,832 for Ms. Riley and $1,447,988 for Mr. Wu. Mses. Arlin and Boratto were not granted any PSUs during fiscal 2023.

See Note 15 to the Company's financial statements filed in the 2023 10-K for the related assumptions for stock awards granted during fiscal 2023 and for a discussion of our assumptions in determining the aggregate grant date fair value of these awards.

(3) Represents the aggregate of the non-equity performance-based incentive compensation for the applicable Spring and Fall seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of adjusted operating income results. See the discussion under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Short-term Performance-based Incentive Compensation" for additional details. Ms. Arlin received the Fall 2023 incentive compensation payment pursuant to her existing separation agreement in connection with her termination of employment. For additional details regarding Ms. Arlin's separation agreement, see "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements—Other NEOs" on page 50 of this proxy statement and "—Potential Payments Upon Termination or Change in Control—Ms. Arlin's Separation Agreement" on page 60 of this proxy statement.

(4) The Company does not sponsor a defined benefit retirement plan (tax-qualified or non-qualified). The Company's non-qualified deferred compensation plan was terminated in fiscal 2020, and Ms. Arlin's balance was distributed in July of 2021.

(5) The following table and related footnotes detail all other compensation paid to each NEO during fiscal 2023:

	INCREMENTAL COMPANY COST TO PROVIDE SUPPLEMENTAL LIFE INSURANCE COVERAGE ($)	COMPANY CONTRIBUTIONS TO THE EXECUTIVES' QUALIFIED RETIREMENT PLAN ACCOUNT ($)	FINANCIAL PLANNING BENEFIT ($)	EXECUTIVE PHYSICAL ($)	PERSONAL USE OF COMPANY AIRCRAFT ($)[a]	COMMUTING EXPENSE STIPEND ($)[b]	RELOCATION ($)[c]	SEVERANCE PAY ($)[d]	TOTAL ($)
Ms. Boswell	420	5,769	0	4,547	263,345	0	38,632	0	312,713
Ms. Boratto	238	0	14,000	0	0	67,000	0	0	81,238
Ms. Rosen	840	28,963	0	800	0	0	0	0	30,603
Ms. Riley	672	28,809	14,000	3,925	0	0	0	0	47,406
Mr. Wu	609	28,752	5,198	0	0	0	0	0	34,559
Ms. Arlin	392	30,730	0	0	0	0	0	1,645,183	1,676,305

(a) The amount reflects the aggregate incremental cost to the Company of Ms. Boswell's personal use of the Company's aircraft. During fiscal 2023, the HCC Committee approved Ms. Boswell's use of corporate aircraft for personal purposes to ensure her safety and security and promote the efficient and effective use of her time while traveling. The value associated with personal use of corporate aircraft was imputed as income to Ms. Boswell based on the Internal Revenue Service's SIFL formula. The Company does not cover, reimburse or otherwise gross-up the income taxes owed for personal use of corporate aircraft. Substantially all of Ms. Boswell's personal usage of corporate aircraft during fiscal 2023 was in connection with her relocation from her residence in Florida, allowing for efficient travel to the Company's offices in Columbus, Ohio while she searched for and relocated to a permanent residence in the Columbus, Ohio region. The use of corporate aircraft also provides Ms. Boswell with an environment that permits her to perform confidential work while traveling for personal purposes, which would otherwise be impossible on commercial aircraft. In addition, Ms. Boswell's spouse accompanied her on a single business trip during fiscal 2023, including use of the corporate aircraft and hotel accommodations, for which the Company incurred no incremental costs. The Company calculates the aggregate incremental cost to the Company based on an hourly charge for use of Company aircraft that includes variable charges such as fuel, salaries of flight personnel, landing and parking fees and variable maintenance as well as certain fixed fees associated with operating the Company's aircraft.

(b) In connection with trips to and from the Company's headquarters in Columbus, Ohio during her service as Chief Financial Officer of the Company prior to Ms. Boratto's relocation to Columbus, Ohio on or prior to June 30, 2025, pursuant to the terms of her offer letter, Ms. Boratto is provided an annual stipend in the amount of $130,000 (pro-rated to $67,000 for fiscal 2023) to offset travel and lodging expenses. See "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Other Benefits and Perquisites—Perquisites" for additional information.

(c) As part of Ms. Boswell's relocation package to Columbus, Ohio, Ms. Boswell received $19,821 of relocation assistance with an additional $18,811 of related tax assistance in connection therewith. Ms. Boswell completed her relocation to the Columbus, Ohio region during fiscal 2023. According to the Company's policy, if Ms. Boswell voluntarily resigns or is terminated for cause (i) before the first anniversary of her hire date, she is obligated to reimburse the Company for 100% of the relocation benefits and (ii) before the second anniversary of her hire date, she is obligated to reimburse the Company for one-half of the relocation benefits.

(d) Represents payments to Ms. Arlin pursuant to her separation agreement in connection with her termination of employment, which were made in accordance with her existing agreements with the Company. For additional details regarding Ms. Arlin's separation agreement, see "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements—Other NEOs" on page 50 of this proxy statement and "—Potential Payments Upon Termination or Change in Control—Ms. Arlin's Separation Agreement" on page 60 of this proxy statement.

Grants of Plan-based Awards for Fiscal 2023

The following table provides information relating to plan-based awards and opportunities granted to the NEOs during fiscal 2023.

NAME	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS[3] (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[4] ($)
			THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Ms. Boswell	5/19/2023	5/10/2023				50,634	101,268	202,536				3,744,891
	5/19/2023	5/10/2023							101,270			3,589,009
			570,000	2,850,000	5,700,000							
Ms. Boratto	8/1/2023	7/14/2023							54,496			1,913,900
			122,400[5]	612,000[5]	1,224,000[5]							
Ms. Rosen	5/19/2023	5/10/2023				13,502	27,004	54,008				998,608
	5/19/2023	5/10/2023							27,006			957,093
			320,000	1,600,000	3,200,000							
Ms. Riley	5/19/2023	5/10/2023				10,802	21,604	43,208				798,916
	5/19/2023	5/10/2023							21,604			765,646
			160,000	800,000	1,600,000							
Mr. Wu	5/19/2023	5/10/2023				9,789	19,578	39,156				723,994
	5/19/2023	5/10/2023							19,579			693,880
			145,000	725,000	1,450,000							
Ms. Arlin [6]			184,000	920,000	1,840,000							

(1) Non-Equity Incentive Plan Awards represent the aggregate threshold, target and maximum opportunities under the predecessor to the Cash Incentive Plan for the fiscal 2023 Spring and Fall seasons. The actual amounts earned for fiscal 2023 under this plan are disclosed in the 2023 Summary Compensation Table in the "Non-Equity Incentive Plan Compensation" column.

(2) Equity Incentive Plan Awards are PSUs granted pursuant to the 2020 Plan. Grant dates are the dates the awards were approved (or otherwise deemed effective) by the HCC Committee. The awards vest on the third anniversary of the grant date, subject to continued employment through the vesting date, with the number of shares to be awarded determined based on the Company's achievement of (i) cumulative operating income as a percentage of cumulative sales over the three-year performance period and (ii) relative TSR over the three-year performance period as compared to the companies listed in the S&P 500 Consumer Discretionary Distribution & Retail Index as of the date of grant, in each case as further described under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components—Long-term Equity Incentive Compensation."

(3) All Other Stock Awards are RSUs granted pursuant to the 2020 Plan. Grant dates are the dates the awards were approved (or otherwise deemed effective) by the HCC Committee. The awards vest 30% on each of the first and second anniversaries of the grant date, and 40% on the third anniversary of the grant date, subject to continued employment through each such date.

(4) The value of stock awards reflects the grant date fair value under ASC Topic 718 Compensation—Stock Compensation for each award. The grant date fair values of the PSUs granted to the NEOs during fiscal 2023 were calculated based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under ASC Subtopic 718-10, excluding the effect of estimated forfeitures. See Note 15 to the Company's financial statements included in the 2023 10-K for the related assumptions for stock awards granted during fiscal 2023 and for a discussion of the Company's assumptions in determining the aggregate grant date fair value of these awards.

(5) Ms. Boratto commenced employment with the Company on July 31, 2023, and was therefore ineligible for the fiscal 2023 Spring season incentive program. Amounts reflect the "Threshold," "Target" and "Maximum" payouts for the fiscal 2023 Fall season short-term incentive compensation program.

(6) In light of Ms. Arlin's announced departure in July 2023, she did not receive any long-term equity incentive compensation awards in fiscal 2023.

Outstanding Equity Awards at Fiscal Year-end 2023

The following table provides information relating to outstanding equity awards granted to the NEOs as of the fiscal year ended February 3, 2024. Pursuant to the terms of the Employee Matters Agreement, dated as of August 2, 2021, by and between the Company and Victoria's Secret & Co., each applicable stock option, RSU and PSU held by our associates (including the applicable NEOs) as of such date was equitably adjusted upon the occurrence of the separation of the Company and Victoria's Secret & Co. The amounts included in the table below for our applicable NEOs reflect these equitable adjustments. The market value of the stock awards assumes a stock price of $43.45, the closing price of the Company's common stock on February 2, 2024 (the last trading day during fiscal 2023).

		OPTION AWARDS					STOCK AWARDS				
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS # EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS # UNEXERCISABLE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SECURITIES UNDERLYING UNEXERCISED UNEARNED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Ms. Boswell							12/1/2022	64,710 [2]	2,811,650		
							5/19/2023	101,270 [3]	4,400,182	101,268 [4]	4,400,095
Ms. Boratto							8/1/2023	54,496 [5]	2,367,851		
Ms. Rosen	3/16/2021	6,169	6,165 [1]	0	48.64	3/16/2031	3/16/2021	3,084 [6]	134,000	15,419 [7]	669,934
							8/18/2021	2,692 [8]	116,967		
							3/9/2022	11,009 [9]	478,341	15,727 [10]	683,338
							5/13/2022			41,867 [11]	1,819,121
							5/19/2023	27,006 [3]	1,173,411	27,004 [4]	1,173,324
Ms. Riley	3/16/2021	5,243	5,241 [1]	0	48.64	3/16/2031	3/16/2021	2,621 [6]	113,882	13,107 [7]	569,499
							8/18/2021	2,692 [8]	116,967		
							3/9/2022	9,541 [9]	414,556	13,630 [10]	592,224
							5/13/2022			25,120 [11]	1,091,464
							5/19/2023	21,604 [3]	938,694	21,604 [4]	938,694
Mr. Wu							5/19/2021	5,523 [12]	239,974		
							8/18/2021	1,010 [8]	43,885		
							3/9/2022	8,073 [9]	350,772	11,533 [10]	501,109
							5/13/2022			22,765 [11]	989,139
							5/19/2023	19,579 [3]	850,708	19,578 [4]	850,664
Ms. Arlin	3/31/2014	2,854	0	0	43.75	3/31/2024					
	5/7/2014	568	0	0	41.15	5/7/2024					
	4/2/2015	3,055	0	0	73.58	7/31/2024					
	3/31/2016	5,292	0	0	70.87	7/31/2024	3/9/2022			5,592 [10]	242,972
	3/31/2017	6,905	0	0	38.01	7/31/2024	5/13/2022			25,120 [11]	1,091,464

(1)   Options vested 100% on March 16, 2024.

(2)   Shares vest 43% on December 1, 2024 and 57% on December 1, 2025.

(3)   30% of the shares vest on May 19, 2024, 30% of the shares vest on May 19, 2025, and the remaining 40% of the shares vest on May 19, 2026.

(4)	Subject to achievement of performance conditions assumed at target, 100% of these shares vest on May 19, 2026.

(5)	Shares vest 30% on August 1, 2024, 30% on August 1, 2025, and 40% on August 1, 2026.

(6)	Shares vested 100% on March 16, 2024.

(7)	Subject to achievement of performance conditions assumed at maximum, 100% of these shares vested on March 16, 2024.

(8)	Shares vest 100% on August 18, 2024.

(9)	Shares vested 43% on March 9, 2024, and the remaining 57% vest on March 9, 2025.

(10)	Subject to achievement of performance conditions assumed at target, 100% of these shares vest on March 9, 2025.

(11)	Subject to achievement of performance conditions assumed at target, 100% of these shares vested on May 13, 2024.

(12)	Shares vest 100% on May 19, 2024.

Option Exercises and Stock Vested Information for Fiscal 2023

The following table provides information relating to option awards exercised and RSU awards vested during fiscal 2023.

| | OPTION AWARDS | | STOCK AWARDS | |
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
Ms. Boswell	0	0	27,733	939,871
Ms. Boratto	0	0	0	0
Ms. Rosen	0	0	43,223	1,471,006
Ms. Riley	0	0	8,728	321,470
Mr. Wu	0	0	8,358	312,467
Ms. Arlin	15,589	159,657	25,693	1,007,999

(1)	Option Award Value Realized is calculated based on the difference between the sale price and the option exercise price.

(2)	Stock Award Value Realized is calculated based on the closing stock price on the date the RSUs vested.

Potential Payments Upon Termination or Change in Control

We have entered into certain agreements with our current NEOs that will require us to provide compensation in the event of certain terminations of employment, including a termination following a change in control of our Company.

The following tables set forth the expected benefits to be received by each of our current NEOs in the event of termination resulting from various scenarios, assuming a termination date of February 3, 2024, and a stock price of $43.45, the closing price of the Company's common stock on February 2, 2024 (the last trading day during fiscal 2023). Each scenario relates to the single termination event described, and amounts are not cumulative in situations where multiple scenarios may apply. Assumptions and explanations of the numbers set forth in the tables below are set forth in additional text following the tables.

	INVOLUNTARY WITHOUT CAUSE / VOLUNTARY WITH GOOD REASON ($)	INVOLUNTARY WITHOUT CAUSE FOLLOWING CHANGE IN CONTROL ($)	DEATH ($)[5]	DISABILITY ($)	VOLUNTARY OR RETIREMENT ($)
Ms. Boswell					
Base Salary[1]	3,000,000	3,000,000	—	—	—
Short-term Incentive Compensation[2]	5,700,000	7,022,400	—	—	—
Value of Vested Stock[3]	2,312,626	11,611,926	11,611,926	11,611,926	—
Benefits and Perquisites[4]	49,497	49,497	2,000,000	300,000	—
Total	**11,062,123**	**21,683,823**	**13,611,926**	**11,911,926**	**—**
Ms. Boratto					
Base Salary[1]	1,700,000	1,700,000	—	—	—
Short-term Incentive Compensation[2]	2,040,000	911,880	—	—	—
Value of Vested Stock[3]	394,656	2,367,851	2,367,851	2,367,851	—
Benefits and Perquisites[4]	49,497	49,497	1,700,000	300,000	—
Total	**4,184,153**	**5,029,228**	**4,067,851**	**2,667,851**	**—**
Ms. Rosen					
Base Salary[1]	2,000,000	2,000,000	—	—	—
Short-term Incentive Compensation[2]	3,200,000	3,302,400	—	—	—
Value of Vested Stock[3]	3,571,851	6,025,125	6,025,125	6,025,125	—
Benefits and Perquisites[4]	50,221	50,221	2,000,000	300,000	—
Total	**8,822,072**	**11,377,746**	**8,025,125**	**6,325,125**	**—**
Ms. Riley					
Base Salary[1]	1,600,000	1,600,000	—	—	—
Short-term Incentive Compensation[2]	1,600,000	1,651,200	—	—	—
Value of Vested Stock[3]	2,574,760	4,586,148	4,586,148	4,586,148	—
Benefits and Perquisites[4]	50,221	50,221	1,600,000	300,000	—
Total	**5,824,981**	**7,887,569**	**6,186,148**	**4,886,148**	**—**
Mr. Wu					
Base Salary[1]	1,450,000	1,450,000	—	—	—
Short-term Incentive Compensation[2]	1,450,000	1,496,400	—	—	—
Value of Vested Stock[3]	2,025,248	3,826,250	3,826,250	3,826,250	—
Benefits and Perquisites[4]	—	—	1,450,000	300,000	—
Total	**4,925,248**	**6,772,650**	**5,276,250**	**4,126,250**	**—**

(1) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive continued payment of base salary for 24 months following the termination date in accordance with the Company's normal payroll practices. If such termination

occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEO will receive a lump sum payment equal to two times his or her annual base salary. The foregoing payments are subject to such NEO's execution and non-revocation of a release of claims.

(2) In the event of a termination of the NEO's employment by the Company other than for "Cause" or by the NEO for "Good Reason," other than during the three-month period prior to or the 24-month period following a "Change in Control," the NEO will receive bonus payments based on the bonus amounts the NEO would have received under the Cash Incentive Plan (and its predecessor plan) had the NEO remained employed by the Company for four seasons following the NEO's termination date plus a pro rata amount for the season in which the termination occurs. For purposes of these tables, future bonus amounts are assumed at target levels.

If such termination occurs within the three-month period prior to or the 24-month period following a Change in Control, the NEOs (other than Ms. Boswell) will receive a lump sum amount equal to the sum of the last four seasonal bonus payments received under the Cash Incentive Plan (and its predecessor plan), plus a pro rata amount for the season in which the termination occurs (based on an average of the prior four payments received). Ms. Boswell, pursuant to the terms of her severance arrangement with the Company, will receive a lump sum amount equal to the sum of the last four seasonal bonus payments received under the Cash Incentive Plan (and its predecessor plan) (with the payout of any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included if she has not been employed long enough for four seasonal bonus payments), plus a pro rata amount for the season in which the termination occurs (based on an average of the prior four payments received, with the payout for any partial seasonal performance period to be annualized and the target seasonal incentive opportunity to be included in such average if she has not been employed long enough to be eligible for four seasonal bonus payments).

(3) Reflects the value of the "double-trigger" acceleration of unvested stock options, RSUs and PSUs in the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" within three months prior to or 24 months following a "Change in Control" or due to the NEO's death or "Disability." In the event of a termination of the NEO's employment by the Company without "Cause" or by the NEO for "Good Reason" absent a "Change in Control," unvested stock options, RSUs and PSUs will accelerate on a pro-rated basis. For purposes of these tables, PSUs are assumed achieved at target levels.

(4) Reflects estimates for benefits and perquisites payable to the NEOs upon a termination of employment, which includes an amount equal to two years of COBRA premiums (based on the premium rate in effect as of February 3, 2024) under the involuntary termination without "Cause," voluntary resignation for "Good Reason" and involuntary termination following a "Change in Control" scenarios. Under the death and disability scenarios, the applicable amounts include proceeds from life insurance policies, as applicable, and the value of unvested retirement plan balances that would become vested, as applicable. Under the disability scenario, the applicable amounts include the maximum long-term disability payments for one year.

(5) Generally, in the event of a NEO's death, subject to achievement of any underlying performance conditions, any time-vesting conditions are deemed satisfied. PSUs awarded to our NEOs are subject to continued vesting based on performance.

The HCC Committee retains discretion to provide, and in the past has provided, additional benefits to NEOs upon termination or resignation if it determines the circumstances so warrant.

Ms. Arlin's Separation Agreement

In connection with Ms. Arlin's termination of employment without cause in July 2023, we entered into a separation agreement with Ms. Arlin which provided for certain payments and benefits in accordance with the terms of Ms. Arlin's existing entitlements under her executive severance agreement (the terms of which are described in more detail under the heading "—Compensation Discussion and Analysis—Compensation for NEOs—Severance and Change in Control Agreements—Other NEOs" on page 50 of this proxy statement) and her executive retention agreement (the terms of which are described in more detail under the heading "Compensation-related Matters—Compensation Discussion and Analysis—Compensation for NEOs—Compensation Components— 2022 Retention Program" in the Company's 2023 proxy statement as filed with the Commission on April 18, 2023). The payments and benefits are as follows: (i) continued payment of her annual base salary for two years following her termination date ($1,600,000), (ii) an amount equal to two years of COBRA premiums ($45,183), (iii) the incentive compensation she would have received if she had remained employed by the Company for two years following her termination date (i.e., through the Spring 2025 season), determined based on actual performance (for the Fall 2023 season, $822,480), (iv) accelerated vesting of a pro rata portion of her unvested equity awards that vest solely upon the time-based vesting conditions, (v) continued vesting of a pro rata portion of her unvested annual 2022 PSU award, which will remain subject to achievement of the existing performance metrics, and (vi) continued vesting of the full amount of her unvested 2022 retention PSU award, which will remain subject to achievement of the existing performance metrics.

Payments of such benefits were conditioned on Ms. Arlin remaining employed in good standing through her ultimate separation date to ensure a seamless transition and her execution and non-revocation of a release of claims.

Confidentiality, Non-competition and Non-solicitation Agreements

As a condition to each NEO's entitlement to receive certain severance payments and equity vesting acceleration upon certain termination scenarios, the NEO is required to execute a release of claims against the Company and shall be bound by the terms of

certain restrictive covenants, including non-competition and non-solicitation agreements that prohibit the NEO from soliciting or diverting any current or potential associate, customer or supplier or competing with any of the Company's businesses in which he or she has been employed for a period of one year from the date of termination.

Termination Provisions—Definitions of Cause and Good Reason

The agreements for the NEOs contain customary definitions of cause and good reason. "Cause" generally means that (i) the applicable NEO was grossly negligent in the performance of his or her duties with the Company (in each case, other than a failure resulting from his or her incapacity due to physical or mental illness); (ii) the NEO has pled "guilty" or "no contest" to or has been convicted of an act which is defined as a felony under federal or state law; (iii) the NEO engaged in misconduct in bad faith which could reasonably be expected to materially harm the Company's business or its reputation; or (iv) the NEO committed or engaged in sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing or a violation of any policy of the Company relating to sexual harassment (including creation of a hostile work environment), gender discrimination and retaliation related to the foregoing.

Each NEO has the right to resign for "Good Reason" in case of certain events. "Good Reason" generally means (i) for Ms. Boswell, the failure to continue as Chief Executive Officer of the Company (or, in the event of a change in control, the resulting ultimate parent company) and, for Mses. Boratto, Riley and Rosen and Mr. Wu, a material diminution in such NEO's position as of the date set forth in the severance agreement; (ii) the assignment to the NEO of any duties materially inconsistent with, and that constitute a material adverse change to, his or her duties, authority, responsibilities or reporting requirements or structure, including, for Mses. Boratto, Riley and Rosen and Mr. Wu, ceasing being a direct report of the Company's Chief Executive Officer; (iii) the NEO's mandatory relocation to an office location more than 50 miles from the NEO's principal office location in the Columbus, Ohio area; (iv) the failure by the Company to obtain the assumption in writing of its obligation to perform the agreement by a successor; (v) for Ms. Boswell only, a reduction in her annual base salary, target annual bonus opportunity or target annual equity award opportunity (other than any across the board reduction in annual base salary not to exceed 15% of the annual base salary (and corresponding decrease in target annual bonus opportunity) that applies uniformly to Ms. Boswell and similarly situated executives of the Company); (vi) for Ms. Boswell only, the Company's failure to renominate Ms. Boswell to the Board upon the expiration of her term of service as a member of the Board occurring during her employment; or (vii) for Ms. Boswell only, any other material breach by the Company of any material agreement between her and the Company.

Payments Upon a Termination in Connection with a Change in Control

A "Change in Control" of the Company will generally be deemed to have occurred upon the first to occur of any of the following events:

    (a)   any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;

    (b)   during any period of 24 consecutive months, individuals who at the beginning of such period constitute the Board (and any new director, whose election by the Board or nomination for election by the shareholders of the Company was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason to constitute a majority of directors then constituting the Board;

    (c)   a reorganization, merger or consolidation of the Company is consummated, unless more than 50% of the outstanding shares of the Company's common stock resulting from such reorganization, merger or consolidation are beneficially owned by individuals and entities who beneficially owned the Company's voting stock outstanding just prior to such reorganization, merger or consolidation; or

    (d)   the consummation of a complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company.

Participants in the 2020 Plan receive accelerated vesting of equity awards upon a Change in Control in the event of the participant's termination of employment (other than for Cause) within 24 months of the Change in Control ("double trigger" vesting).

No Tax Gross-up

In the event of a Change in Control, none of our NEOs are entitled to reimbursement or gross-up for any excise taxes that may be imposed under Section 280G of the Code.

Pay Ratio

In accordance with the requirements of Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information for fiscal 2023:

- the median of the annual total compensation of all our associates (except our Chief Executive Officer) was $9,834;
- the annual total compensation of our Chief Executive Officer was $11,694,513; and
- the ratio of these two amounts is 1,189 to 1.

We believe that this ratio is calculated in a manner consistent with the requirements of the Pay Ratio Rule.

Methodology for Identifying Our "Median Associate"

Identifying and Adjusting Our Associate Population

To identify the median of the annual total compensation of all of our associates (other than our Chief Executive Officer), we identified our total associate population as of February 3, 2024, the last day of our fiscal year. Our associate population consisted of full-time, part-time, seasonal and temporary associates globally.

Determining Our Median Associate

To identify our median associate, we calculated the cash compensation paid during the fiscal year for the associate population, annualizing the cash compensation of any permanent associate who joined the Company during the fiscal year. We identified the median compensation amount using this compensation measure which was consistently applied to all our associates in the calculation. We then selected a reasonably representative associate with total compensation equal to the median compensation amount as our "median associate."

Using the methodologies described above, we determined that our median associate was a part-time, hourly associate.

Determination of Annual Total Compensation of Our Median Associate and Our Chief Executive Officer

Once we identified our median associate, we then calculated such associate's annual total compensation for fiscal 2023 using the same methodology we used for purposes of determining the annual compensation of our NEOs for fiscal 2023. The total compensation of the median associate was $9,834.

Our Chief Executive Officer's annual total compensation for 2023 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the 2023 Summary Compensation Table.

The Commission's rules for identifying the median associate and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies. Our median associate worked approximately 11 hours per week during fiscal 2023. If the total compensation per hour earned by the median associate was extrapolated to full-time employment, the median associate's annual total compensation would be approximately $34,500 and the ratio would be 339 to 1.

2023 Pay Versus Performance Disclosure

The following table sets forth the compensation for our Principal Executive Officers ("PEO") and the average compensation for our other non-PEO NEOs, both as reported in the 2023 Summary Compensation Table and with certain adjustments to reflect the "compensation actually paid" (as defined under Commission rules) to such individuals for each of fiscal 2023, 2022, 2021 and 2020. The table also provides information on our cumulative TSR, the cumulative TSR of our peer group, our net income and our adjusted operating income over such years in accordance with Commission rules.

YEAR	BOSWELL[1] SUMMARY COMPENSATION TABLE "SCT" TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[2]	NASH[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[2]	MESLOW[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[2]	WEXNER[1] SUMMARY COMPENSATION TABLE TOTAL FOR PEO ($)	COMPENSATION ACTUALLY PAID TO PEO ($)[2]
2023	11,694,513	12,796,859	N/A	N/A	N/A	N/A	N/A	N/A
2022	6,908,991	7,029,815	22,795,013	21,646,899	9,467,439	(115,380,126)	N/A	N/A
2021	N/A	N/A	N/A	N/A	17,668,627	90,562,269	N/A	N/A
2020	N/A	N/A	N/A	N/A	18,494,939	56,713,648	1,554,209	(1,902,884)

YEAR	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS ($)[2][3]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS ($)[2][3]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN ($)[4]	PEER GROUP TOTAL SHAREHOLDER RETURN ($)[4]	NET INCOME ($M)	ADJUSTED OPERATING INCOME ($M)[5]
2023	3,749,110	2,984,218	246.71	174.14	878	1,285
2022	6,048,032	5,371,173	248.05	123.99	800	1,376
2021	5,340,605	6,947,481	297.58	149.72	1,333	2,019
2020	3,550,502	3,936,298	178.17	141.39	844	1,634

(1) The Company's PEOs include the following: (i) for fiscal 2023, Gina Boswell; (ii) for fiscal 2022, Gina Boswell, Sarah Nash and Andrew Meslow; (iii) for fiscal 2021, Andrew Meslow; and (iv) for fiscal 2020, Andrew Meslow and Leslie Wexner.

(2) The "compensation actually paid" ("CAP") for the PEOs and average CAP for the Company's non-PEO NEOs in each of fiscal 2023, 2022, 2021 and 2020 reflect such individuals' "Total Compensation" for the applicable year (as reported in the Summary Compensation Table for such year), as reflected in the table above, adjusted as set forth in the table below in accordance with Commission rules. The dollar amounts of CAP reflected in the table above do not reflect the actual amount of compensation earned by or paid to the PEOs or our other NEOs during the applicable fiscal year, but rather reflect each NEO's CAP for such year determined pursuant to Commission rules. For information regarding the compensation decisions made by the HCC Committee in regard to the Company's PEO and other NEOs for fiscal 2023, see "—Compensation Discussion and Analysis" above.

	TOTAL FROM SUMMARY COMPENSATION TABLE ("SCT") ($)	SUBTRACT FAIR VALUE ("FV") OF AWARDS GRANTED IN YEAR FROM SCT(a) ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AT THE END OF THE COVERED FISCAL YEAR(a) ($)	ADD FV OF EQUITY AWARDS GRANTED DURING THE COVERED FISCAL YEAR AND VESTED DURING THE COVERED FISCAL YEAR(a) ($)	CHANGE IN FV OF ALL THE EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR AND VESTED DURING THE FISCAL YEAR(a) ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR THAT FAIL TO MEET THE APPLICABLE VESTING CONDITIONS DURING THE COVERED FISCAL YEAR(a) ($)	CHANGE IN FV OF EQUITY AWARDS GRANTED DURING ANY PRIOR FISCAL YEAR REMAINING OUTSTANDING AND UNVESTED AS OF THE END OF THE COVERED FISCAL YEAR(a) ($)	COMPENSATION ACTUALLY PAID ($)
Fiscal 2023:								
Ms. Boswell	11,694,513	7,333,900	8,738,905	0	(276,498)	0	(26,161)	12,796,859
Non-PEO NEO Average	3,749,110	1,370,407	1,636,606	0	(152,427)	(253,153)	(625,511)	2,984,218
Fiscal 2022:								
Ms. Boswell	6,908,991	3,853,024	3,973,847	0	0	0	0	7,029,815
Ms. Nash	22,795,013	17,412,228	16,342,298	0	(43,538)	0	(34,646)	21,646,899
Mr. Meslow	9,467,439	0	0	0	(451,632)	(124,395,933)	0	(115,380,126)
Non-PEO NEO Average	6,048,032	2,642,339	2,409,483	0	(141,718)	0	(302,285)	5,371,173
Fiscal 2021:								
Mr. Meslow	17,668,627	7,348,518	6,102,879	0	1,405,205	0	72,734,076	90,562,269
Non-PEO NEO Average	5,340,605	1,126,764	1,023,384	0	735,793	(480,289)	1,454,751	6,947,481
Fiscal 2020:								
Mr. Meslow	18,494,939	12,330,555	47,762,216	0	(287,960)	0	3,075,007	56,713,648
Mr. Wexner	1,554,209	0	0	0	(1,416,835)	(3,181,827)	1,141,568	(1,902,884)
Non-PEO NEO Average	3,550,502	266,664	318,622	0	(218,354)	(760,169)	1,312,361	3,936,298

(a) Represents the fair value of equity awards calculated in accordance with ASC Topic 718 Compensation—Stock Compensation.

Stock options are valued on the applicable measurement date using the Black-Scholes option pricing model. Valuation assumptions are based on an expected term calculated as the product of (i) the original expected term, multiplied by (ii) the ratio of remaining and original terms. Dividend yield is calculated based on the projected dividend at the time of measurement over the expected term. Volatility is calculated based on historical volatility at the time of measurement for the same time period as the expected term. The risk-free interest rate is based on U.S. treasury rates on the measurement date for a time period that most closely aligns with the expected term.

RSUs and PSUs are valued based on the fair market value of a share of the Company's common stock on the measurement date, adjusted for anticipated dividend yields. PSU value is determined based on the probable outcome of the performance conditions as of the applicable measurement date.

(3) The average compensation for the non-PEO NEOs reflects the compensation for the following individuals: (i) for fiscal 2023, Wendy Arlin, Eva Boratto, Julie Rosen, Deon Riley and Michael Wu; (ii) for fiscal 2022, Wendy Arlin, Julie Rosen, Deon Riley and Michael Wu; (ii) for fiscal 2021, Wendy Arlin, James Bersani, Julie Rosen, Deon Riley and Stuart Burgdoerfer; and (iii) for fiscal 2020, Stuart Burgdoerfer, James Bersani, Julie Rosen, Deon Riley, Charles McGuigan and Shelley Milano.

(4) TSR is cumulative for the measurement periods beginning on February 2, 2020 and ending on the last day of each of fiscal 2023, 2022, 2021 and 2020, calculated in accordance with Item 201(e) of Regulation S-K, including reinvestment of dividends. The Company's stock prices prior to August 3, 2021 have been adjusted to give effect to the spin-off of Victoria's Secret & Co. Peer group TSR for purposes of this table is calculated based on the S&P 500 Consumer Discretionary Distribution & Retail Index.

(5) Adjusted operating income is a non-GAAP financial measure that reflects the Company's operating income excluding certain special items. Attached as Appendix A are reconciliations of the Company's fiscal 2023, 2022, 2021 and 2020 adjusted operating income to the Company's fiscal 2023, 2022, 2021 and 2020 GAAP operating income, as well as other important disclosures regarding non-GAAP financial measures. For fiscal 2023 and 2022, we did not make any adjustments to operating income; therefore, for fiscal 2023 and 2022, adjusted operating income is equal to our GAAP operating income for fiscal 2023 and 2022, respectively.

Most Important Performance Measures for Fiscal 2023

The following table sets forth a list of the performance measures that we view as the "most important" measures for linking our PEO and other NEO pay to performance for fiscal 2023. While these financial measures are considered the most important measures, additional financial and other measures were also considered to align pay and performance as further described under the heading "—Compensation Discussion and Analysis" above.

PERFORMANCE MEASURE
Adjusted operating income
Relative total shareholder return
Cumulative operating income as a percentage of cumulative sales ("operating income margin")

From the above list of performance measures, we view adjusted operating income as our most important financial performance measure used to link compensation actually paid to our PEOs and other NEOs to Company performance for fiscal 2023. Adjusted operating income is a key component of the Company's short-term performance-based incentive compensation program and is a performance measure over which our NEOs can have significant impact. In addition, adjusted operating income is directly linked to the Company's long-term strategic growth plan and performance that drive shareholder value and is highly correlated with fluctuations in our stock price.

As for the other performance measures listed in the table above, operating income margin and relative TSR are equally weighted metrics in our long-term performance-based incentive compensation program for fiscal 2023, which was a key component of our NEOs' pay in 2023.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in fiscal 2023, see "—Compensation Discussion and Analysis" above.

Relationship Between CAP and Performance

The following charts illustrate the relationship of CAP of our PEOs and our other non-PEO NEOs to (i) the Company's total shareholder return, (ii) the Company's net income and (iii) the Company's adjusted operating income over the Company's fiscal 2020, 2021, 2022 and 2023.





Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Adjusted Operating Income

The following chart reflects the Company's cumulative TSR over the cumulative four-year fiscal 2020 through fiscal 2023 period compared to our industry index (i.e., the S&P 500 Consumer Discretionary Distribution & Retail Index).



Beneficial Ownership of Common Stock

The following table includes certain information about the securities ownership of all directors of the Company, the current and former executive officers of the Company named in the 2023 Summary Compensation Table above and all directors and current executive officers of the Company as a group.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED[1][2]	PERCENT OF CLASS[2]
Wendy Arlin	46,566[3]	*
Patricia Bellinger	36,713[3]	*
Alessandro Bogliolo	7,035[3]	*
Eva Boratto	5	*
Gina Boswell	45,537[3]	*
Lucy Brady	4,527[3]	*
Francis Hondal	8,726[3]	*
Danielle Lee	8,726[3]	*
Michael Morris	79,419[3]	*
Sarah Nash	197,202[3]	*
Juan Rajlin	7,035[3]	*
Deon Riley	41,899[3]	*
Julie Rosen	37,769[3][4]	*
Stephen Steinour	64,715[3][5]	*
J.K. Symancyk	8,394[3]	*
Steven Voskuil	4,440[3]	*
Michael Wu	22,183[3]	*
All directors and current executive officers as a group (17 people)	595,527[3][4][5]	*

*   Less than 1%

(1)   Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. None of the listed shares have been pledged as security or otherwise deposited as collateral.

(2)   Reflects beneficial ownership of shares of the Company's common stock, and shares outstanding, as of May 1, 2024.

(3)   Includes the following number of shares issuable within 60 days of May 1, 2024, upon the exercise or vesting of outstanding stock awards: Ms. Arlin, 18,674; Ms. Bellinger, 3,572; Mr. Bogliolo, 3,572; Ms. Boswell, 30,381; Ms. Brady, 3,572; Ms. Hondal, 3,572; Ms. Lee, 3,572; Mr. Morris, 3,572; Ms. Nash, 5,953; Mr. Rajlin, 3,572; Ms. Riley, 16,965; Ms. Rosen, 20,436; Mr. Steinour, 3,572; Mr. Symancyk, 3,572; Mr. Voskuil, 3,572; Mr. Wu, 11,397; and all directors and current executive officers as a group, 138,235.

(4)   Includes 12,361 shares held in the Rosen Family Trust, for which Ms. Rosen has shared voting and investment power.

(5)   Includes 9,900 shares held in the Patricia M. Steinour Legacy Trust, for which Mr. Steinour has shared voting and investment power, and 9,900 shares held in the Stephen D. Steinour Dynasty Trust, for which Mr. Steinour has shared voting and investment power. Includes 12,925 shares owned by Mr. Steinour's spouse, as to which Mr. Steinour may be deemed to share voting and investment power.

The following table sets forth the names of all persons who, as of the dates indicated below, were known by the Company to be the beneficial owners (as defined in the rules of the Commission) of more than 5% of the outstanding shares of the Company's common stock.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT BENEFICIALLY OWNED	PERCENT OF CLASS
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	26,296,068	11.64%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	16,240,804	7.2%
Third Point LLC[3] 55 Hudson Yards New York, NY 10001	13,751,100	6.02%
T. Rowe Price Investment Management, Inc.[4] 100 E. Pratt Street Baltimore, MD 21202	11,747,535	5.2%
Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler[5] Two Greenwich Plaza, Suite 200 Greenwich, CT 06830	11,613,258	5.1%

(1) As of December 29, 2023, based solely on information set forth in the Schedule 13G/A filed on February 13, 2024, the Vanguard Group reported having shared voting power over 302,872 shares, sole dispositive power over 25,321,858 shares and shared dispositive power over 974,210 shares.

(2) As of December 31, 2023, based solely on information set forth in the Schedule 13G/A filed on January 26, 2024, BlackRock, Inc. reported having sole voting power over 14,580,596 shares and sole dispositive power over 16,240,804 shares.

(3) As of March 6, 2023, based solely on information set forth in the Schedule 13D/A filed on March 6, 2023, by Third Point LLC and Daniel S. Loeb (each, a "Third Point Reporting Person"). Each Third Point Reporting Person reported having shared voting and dispositive power over 13,751,100 shares.

(4) As of December 31, 2023, based solely on information set forth in the Schedule 13G filed on February 14, 2024, T. Rowe Price Investment Management, Inc. reported having sole voting power over 4,805,600 shares and sole dispositive power over 11,747,535 shares.

(5) As of December 31, 2023, based solely on information set forth in the Schedule 13G/A filed on February 22, 2024, by Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler (each, a "Lone Pine Reporting Person"). Each Lone Pine Reporting Person reported having shared voting and dispositive power over 11,613,258 shares.

Information About the Annual Meeting and Voting

The Board is soliciting your proxy to vote at our 2024 annual meeting of shareholders (or at any adjournment of the meeting). This proxy statement summarizes the information you need to know to vote at the meeting.

We began mailing this proxy statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials (the "Notice"), on or about May 15, 2024 to all shareholders entitled to vote. The 2023 10-K, which includes our financial statements, is being sent with this proxy statement and is available in paper copy by request or in electronic form. You may request copies of such documents from: Bath & Body Works, Inc., Three Limited Parkway, Columbus, Ohio 43230, Attention Corporate Secretary.

Date, Time and Place of Meeting

Date: June 27, 2024
Time: 8:30 a.m. Eastern Time
Place: Three Limited Parkway, Columbus, Ohio 43230

Attending the Meeting

If you plan to attend the meeting in person, please note that for security reasons, before being admitted to the meeting, you must present a valid, government-issued photo identification (such as a driver's license or a passport) and your proof of stock ownership as of April 30, 2024, the record date for the meeting. If you are a holder of record, the top half of your proxy card or your Notice of Internet Availability is proof of ownership. If you hold your shares in street name, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 30, 2024. If you do not have a valid, government-issued photo identification and proof of stock ownership, you will not be admitted to the meeting. If you want to vote your shares at the meeting in person, please see "—Voting in Person" below.

Because of necessary security precautions, bags, purses and briefcases will be subject to inspection. To speed the admissions process, shareholders are encouraged to bring only essential items. The use of cameras, video and audio recording devices and other electronic devices at the annual meeting is prohibited, and such devices will not be permitted in the annual meeting. We realize that many mobile phones have built-in digital cameras and recording functions, and while you may bring these phones into the annual meeting, you may not use the camera or recording functions at any time.

Shares Entitled to Vote

Shareholders entitled to vote are those who owned Company common stock ("Common Stock") at the close of business on the record date, April 30, 2024. As of the record date, there were 223,665,083 shares of Common Stock outstanding. Each share of Common Stock that you own entitles you to one vote.

Voting Your Shares

Whether or not you plan to attend the annual meeting, we urge you to vote. Shareholders of record can give proxies by calling a toll-free telephone number, by using the Internet or by mailing their signed proxy cards.

The telephone and Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that shareholders' instructions have been recorded properly. If you are voting by mail,

please complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you are voting by telephone or via the Internet, please use the telephone or Internet voting procedures set forth on the enclosed proxy card. Returning the proxy card or voting via telephone or the Internet will not affect your right to attend the meeting and vote.

The enclosed proxy card indicates the number of shares that you own. Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us or vote via telephone or the Internet in time to vote, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card or vote via telephone or the Internet but do not make specific choices, your proxy will follow the Board's recommendations and vote your shares in the following manner:

- "FOR" the election of the Board's 10 nominees for director (as described beginning on page 7);
- "FOR" the ratification of the appointment of our independent registered public accounting firm (as described on page 25); and
- "FOR" the advisory vote to approve named executive officer compensation (as described beginning on page 30).

If any other matter is properly presented at the meeting, your proxy will vote in accordance with his or her best judgment. At the time this proxy statement was filed, we knew of no other matters to be acted on at the meeting. See "—Vote Necessary to Approve Proposals" below for a discussion of the votes required to approve these items.

Certain shareholders received a Notice containing instructions on how to access this proxy statement and our 2023 10-K via the Internet. Those shareholders should refer to the Notice for instructions regarding how to vote.

Revoking Your Proxy

You may revoke your proxy by:

- submitting a later dated proxy (including a proxy via telephone or the Internet);
- notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary, in writing before the meeting that you have revoked your proxy; or
- voting in person at the meeting.

Voting in Person

If you plan to vote in person at the meeting, a ballot will be available when you arrive at the meeting. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the close of business on April 30, 2024, the record date for voting, as well as a proxy, executed in your favor, from the nominee.

Appointing Your Own Proxy

If you want to give your proxy to someone other than the individuals named as proxies on the proxy card, you may cross out the names of those individuals and insert the name of the individual you are authorizing to vote. If you appoint your own proxy, either you or the individual you appoint must present the proxy card at the meeting.

Quorum Requirement

A quorum of shareholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of shares representing at least one-third of the votes of the Common Stock entitled to vote constitutes a quorum. Abstentions and "broker non-votes" are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

- Pursuant to the Company's Bylaws, each director will be elected by a majority of the votes cast with respect to such director. A majority of the votes cast means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Any "against" votes will count as a vote cast, but "abstentions" and broker non-votes will not count as a vote cast with respect to that director's election. Under Delaware law, if the director is not elected at the annual meeting, the director will continue to serve on the Board as a "holdover director." As required by the Bylaws, each director has submitted an irrevocable letter of resignation as director that becomes effective if the director does not receive a majority of votes cast in an election and the Board accepts the resignation. If a director is not elected, the Nominating & Governance Committee will consider the director's resignation and recommend to the Board whether to accept or reject the resignation.
- The ratification of Ernst & Young LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon.
- The advisory vote to approve named executive officer compensation requires the affirmative vote of a majority of the votes present in person or by proxy and voting thereon. While this vote is required by law, it will neither be binding on the Company nor the Board, nor will it create or imply any change in the fiduciary or other duties of, or impose any additional fiduciary or other duties on, the Company or the Board. However, the HCC Committee will carefully consider the shareholder vote, along with all other expressions of shareholders' views on this matter, when considering future executive compensation decisions.

Impact of Abstentions and Broker Non-votes

You may "abstain" from voting for any nominee in the election of directors and on the other proposals. Abstentions with respect to the election of directors, the ratification of Ernst & Young LLP as our independent registered public accounting firm, and the advisory vote to approve named executive officer compensation will be excluded entirely from the vote and will have no effect.

In addition, under NYSE rules, if your broker holds your shares in its name, your broker is permitted to vote your shares on the proposal to ratify Ernst & Young LLP as our independent registered public accounting firm, even if it did not receive voting instructions from you. Your broker may not vote your shares on any of the other matters without specific instruction. A "broker non-vote" occurs when a broker submits a proxy but refrains from voting. Shares represented by broker non-votes are counted as present or represented for purposes of determining the presence of a quorum but are not counted as otherwise present or represented.

Obtaining Additional Copies of the Proxy Materials

We have adopted a procedure called "householding." Under this procedure, shareholders who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the shareholders at that address has notified us that they wish to receive individual copies. Shareholders who participate in householding continue to receive separate control numbers for voting. Householding does not in any way affect dividend check mailings.

If you hold Common Stock and currently are subject to householding, but prefer to receive separate copies of proxy materials and other shareholder communications from the Company, or if you are sharing an address with another shareholder and would like to consent to householding, you may revoke or grant your consent to householding as appropriate at any time by calling (614) 415-3203 or notifying our Corporate Secretary at our principal executive offices at Three Limited Parkway, Columbus, Ohio 43230, Attention: Corporate Secretary.

A number of brokerages and other institutional holders of record have implemented householding. If you hold your shares beneficially in street name, please contact your broker or other intermediary holder of record to request information about householding.

General Matters

Shareholder Proposals or Director Nominations for the 2025 Annual Meeting

Shareholder Proposals Pursuant to Rule 14a-8

Proposals submitted for inclusion in the proxy statement for our 2025 annual meeting of shareholders must be received by the Company's Corporate Secretary at our principal executive offices on or before January 15, 2025.

Shareholder Director Nominations for Inclusion in Our 2025 Proxy Statement

Written notice of shareholder nominations of persons for election as a director at our 2025 annual meeting of shareholders that are to be included in our proxy statement for the 2025 annual meeting pursuant to the proxy access provisions in Section 2.05 of our Bylaws must be received by the Company's Corporate Secretary at our principal executive offices no earlier than December 16, 2024, and no later than January 15, 2025. The notice must contain the information required by our Bylaws.

Other Shareholder Proposals

If a shareholder intends to present a proposal or nominate a person for election as a director at the 2025 annual meeting other than as described above, the shareholder must comply with the requirements set forth in Section 2.04 of our Bylaws. The Bylaws require, among other things, that the Company's Corporate Secretary receive written notice of the intent to present a proposal or nomination no earlier than March 29, 2025, and no later than April 28, 2025. The notice must contain the information required by our Bylaws. In addition, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must give timely notice that complies with the additional requirements of Rule 14a-19 under the Exchange Act, which must be received no later than April 28, 2025.

Other Proposed Actions

The Board knows of no other matters to be brought before the annual meeting. However, if other matters should come before the meeting, each of the persons named as a proxy intends to vote in accordance with such person's judgment on such matters.

Solicitation of Proxies

We are soliciting proxies primarily by the use of the mail. However, we may also solicit proxies by telephone, email and personal solicitation, in addition to the use of the mail. To the extent our directors or associates participate in this solicitation, they will not receive compensation for their participation, other than their normal compensation. Innisfree M&A Incorporated assists us with the solicitation for a fee of $25,000 plus reasonable out-of-pocket expenses. We will, upon request, reimburse banks, brokerage houses and other institutions, nominees and fiduciaries for their expenses in forwarding proxy materials to beneficial owners. We bear all costs associated with this proxy solicitation.

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Appendix A

Non-GAAP Financial Measures

The Company uses certain adjusted financial information in this proxy statement, including adjusted net income from continuing operations per diluted share and adjusted operating income. The adjusted financial information should not be construed as an alternative to the results determined in accordance with GAAP. Further, the Company's definitions of adjusted financial information may differ from similarly titled measures used by other companies. Management believes that the presentation of the adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, the HCC Committee uses adjusted operating income because it is a performance measure over which the Company's executives can have significant impact and is also directly linked to the Company's long-term growth plan and performance that drive shareholder value. While it is not possible to predict future results, management believes the adjusted financial information is useful for the assessment of the operations of the Company because the adjusted items are not indicative of the Company's ongoing operations due to their size and nature. Additionally, management uses adjusted financial information as key performance measures for the purpose of evaluating performance internally. The adjusted financial information should be read in conjunction with the Company's historical financial statements and notes thereto contained in the Company's Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The table below reconciles the Company's adjusted net income from continuing operations per diluted share for fiscal 2023, 2022, 2021, 2020 and 2019 to the Company's net income from continuing operations per diluted share, the most comparable GAAP financial measure. For fiscal 2022, the Company did not make any adjustments to net income from continuing operations per diluted share; therefore, for fiscal 2022, adjusted net income from continuing operations per diluted share is equal to the Company's fiscal 2022 GAAP net income from continuing operations per diluted shares.

Reconciliations of Net Income from Continuing Operations Per Diluted Share to Adjusted Net Income from Continuing Operations Per Diluted Share

	2023 (53 WEEKS)	2022 (52 WEEKS)	2021 (52 WEEKS)	2020 (52 WEEKS)	2019 (52 WEEKS)
Reported Net Income from Continuing Operations Per Diluted Share	$ 3.84	$3.40	$3.94	$ 3.07	$1.65
Restructuring Charges[1]	—	—	—	0.08	—
Write-off of Inventory due to Tornado[2]	—	—	0.03	—	—
(Gain) / Loss on Extinguishment of Debt[3]	(0.11)	—	0.54	0.14	0.11
Impairment of Equity Method Investment[4]	0.03	—	—	—	—
La Senza Charges[5]	—	—	—	—	0.10
Tax Benefit from the Resolution of Certain Tax Matters[6]	—	—	—	(0.18)	—
Tax Benefit from Foreign Valuation Allowance Release[7]	(0.49)	—	—	—	—
Adjusted Net Income from Continuing Operations Per Diluted Share	$ 3.27	$3.40	$4.51	$ 3.12	$1.86

(1) In 2020, we recognized pre-tax severance charges of $30 million ($24 million after tax) related to restructuring activities.

(2) In 2021, we recognized a pre-tax loss of $9 million ($7 million after tax) related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(3) In 2023, we recognized pre-tax gains of $34 million related to the repurchase and extinguishment of outstanding notes. We recognized pre-tax losses of $195 million, $53 million and $40 million in 2021, 2020 and 2019, respectively, due to the early extinguishment of outstanding notes. We recognized an after tax gain of $26 million in 2023, and after tax losses of $148 million, $40 million and $30 million in 2021, 2020 and 2019, respectively.

(4) In 2023, we recognized a pre-tax impairment charge of $8 million ($6 million after tax) related to an impairment charge on an equity method investment.

(5) In 2019, we recognized $37 million of pre-tax charges ($28 million after tax) to increase reserves related to ongoing contingent obligations for the La Senza business, which was sold in the fourth quarter of 2018.

(6) In 2020, we recognized a $50 million tax benefit related to the resolution of certain tax matters.

(7) In 2023, we recognized a $112 million tax benefit related to the partial release of a valuation allowance on a foreign deferred tax asset.

The table below reconciles the adjusted operating income of the Company for fiscal 2023, 2022, 2021 and 2020 to the Company's operating income, the most comparable GAAP financial measure. For fiscal 2023 and 2022, the Company did not make any adjustments to operating income; therefore, for fiscal 2023 and 2022, adjusted operating income is equal to the Company's fiscal 2023 and 2022 GAAP operating income, respectively.

Reconciliations of Reported Operating Income to Adjusted Operating Income (in millions)

	2023 (53 WEEKS)	2022 (52 WEEKS)	2021 (52 WEEKS)	2020 (52 WEEKS)
Reported Operating Income	$1,285	$1,376	$2,009	$1,604
Write-off of Inventory due to Tornado[1]	—	—	9	—
Restructuring Charges[2]	—	—	—	30
Adjusted Operating Income	$1,285	$1,376	$2,019	$1,634

(1) In 2021, the Company recognized a pre-tax loss of $9 million related to the write-off of inventory that was destroyed by a tornado at a vendor's facility.

(2) In 2020, the Company recognized pre-tax severance charges of $30 million related to restructuring activities.

The table below reconciles the Company's fiscal 2023 free cash flow to the Company's fiscal 2023 net cash provided by operating activities, the most comparable GAAP financial measure.

Reconciliations of Reported Net Cash Provided by Operating Activities to Free Cash Flow (in millions)

	2023
Reported Net Cash Provided by Operating Activities	$ 954
Capital Expenditures	(298)
Free Cash Flow	$ 656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _____ to _____

Commission file number 1-8344

BATH & BODY WORKS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**31-1029810**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
Three Limited Parkway,	
Columbus, Ohio	**43230**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (614) 415-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.50 Par Value	BBWI	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's Common Stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $8.3 billion.

Number of shares outstanding of the registrant's Common Stock as of March 15, 2024: 224,896,515.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III.

Table of Contents

PART I

ITEM 1. BUSINESS.

General

The company, which was founded in 1963 in Columbus, Ohio, has evolved over time from an apparel-based specialty retailer to a segment leader focused on home fragrance, body care and soap and sanitizer products operating under the Bath & Body Works, White Barn and other brand names. We care about our customers and believe in giving them a reason to celebrate with fragrance every day. We remain committed to improving our communities and fostering a diverse, equitable and inclusive culture that is focused on delivering exceptional fragrances and experiences. We offer a breadth of exclusive fragrances for the body and home, including top-selling collections for fine fragrance mist, body lotion and body cream, 3-wick candles, home fragrance diffusers and liquid hand soap. For more than 30 years, customers have looked to Bath & Body Works for quality, on-trend products and the newest, freshest fragrances. We intend to transform an already strong foundation into a leading global omnichannel personal care and home fragrance brand.

Throughout this Annual Report on Form 10-K, we refer to Bath & Body Works, Inc. as "we" and the "Company."

As of February 3, 2024, our merchandise was sold through 1,850 Company-operated stores and e-commerce sites in the United States of America ("U.S.") and Canada, and in 485 stores and 28 e-commerce sites in more than 40 other countries operating under franchise, license and wholesale arrangements.

All discussion within this Annual Report on Form 10-K, including amounts, percentages and disclosures for all periods presented, reflect only the continuing operations of the Company unless otherwise noted. As such, the Victoria's Secret business subject to the spin-off completed on August 2, 2021 has been excluded. See Note 2 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data for additional information regarding the spin-off.

Fiscal Year

Our fiscal year ends on the Saturday nearest to January 31. We utilize the retail calendar for reporting. As a result, "2023" refers to the 53-week period ended February 3, 2024, and "2022" and "2021" refer to the 52-week periods ended January 28, 2023 and January 29, 2022, respectively.

Growth Strategies

Our management team is focused on executing our strategy to deliver top- and bottom-line growth and long-term shareholder value. The major elements of our strategy include:

- Elevating the brand through innovation and upgrades to our forms, packaging and merchandising;
- Extending our reach through new category adjacencies and international growth;
- Engaging with our customers through our loyalty program, enhanced technology and greater personalization;
- Enabling a seamless omnichannel experience by advancing our digital platforms and integrating them with our stores; and
- Enhancing operational excellence to drive efficiency.

Foundational to these growth drivers is the creation of great products and continuing to deliver innovation and newness for our customers. A critical element to support our strategy is our focus on technology and marketing initiatives.

Our Competitive Strengths

We believe the following competitive strengths contribute to our leading market position, differentiate us from our competitors and will drive future long-term sustainable growth:

Industry Leading Brand and Products

We have developed and operate a well-known, beloved and broadly appealing brand, which allows us to target markets across the economic spectrum, across demographics and across the world. As one of the premier fragrance companies in the world, we deliver customers their favorite fragrances in multiple forms and categories with industry-leading speed and innovation that power our deep customer connections. We are an affordable luxury brand with covetable offerings, and a key tenet of our strategy is offering products at multiple price points. Customers look to us to celebrate the season, transport them to another time and place, decorate their home and find the perfect gift.

We have also developed trusted and market-leading products in the home fragrance, body care, and soap and sanitizer categories. Our products are differentiated through a combination of fragrance, packaging and quality at accessible prices. We also sell products under our trusted sub brands, including White Barn.

In-Store Experience and Store Operations

We view our customers' in-store experience as an important vehicle for communicating the image of our brand and engaging with our customers. We utilize visual presentation of merchandise, fragrance, in-store marketing, music and our sales associates to reinforce the image represented by our brand. Our in-store marketing is designed to convey the principal elements and personality of our brand. The store design, visual marketing and storytelling, fixtures, fragrances and music are all carefully planned and coordinated to create a unique shopping experience. We display merchandise uniformly to ensure a consistent store experience, regardless of location. Store managers receive detailed plans designating fixture and merchandise placement to ensure coordinated execution of the Company-wide merchandising strategy. Our sales associates and store managers are a central element in bringing our seasonal storytelling to life by providing a high level of customer service.

Digital Experience

In addition to our in-store experience, we strive to create a customer-centric digital platform that integrates the digital and physical brand experience and enables convenience for the customer when desired. Our digital presence, including social media, our websites and our loyalty application, allows us to get to know our customers better and communicate with them anytime and anywhere.

We are prioritizing enhancements to our digital personalization capabilities to build and implement a more tailored and targeted approach to marketing and promotions, one that is rooted in data, analytics and customer segmentation. In 2023, we added social proofing badges on our website, highlighting trending and best-selling products, as well as those products with limited supply. During 2023, we also added personalized product recommendations based on shopping behavior and customized headers to welcome recognized users by name and highlight their loyalty account balance. By adding personalized landing pages, immersive content, and product recommendations, we plan to acquire more customers, increase retention of existing customers and drive more discovery and larger basket sizes.

Loyalty Program

Our loyalty program is a critical tool for engaging with our customers and meeting them where they are. As of February 3, 2024, we had approximately 37 million active members of our loyalty program. Active members of our loyalty program represent loyalty program members who have purchased at least once directly from the Company during the preceding twelve-month period. In 2023, nearly 80% of our U.S. sales came from our loyalty members, and our loyalty customers have, on average, higher spend, have greater retention rates, and make more trips. The pace of enrollment in the program since the August 2022 U.S. launch has been strong, and we believe there is opportunity to drive more engagement from our customers. During 2023, we offered special loyalty-member only events and, in the fourth quarter, introduced loyalty point accelerators, with the goal of helping customers redeem rewards more frequently. We are focused on fully integrating our loyalty experience throughout our channels and plan to test and bring additional enhancements to the loyalty program throughout 2024, including additional early access and member only events.

Product Development

Quality and innovation are at the core of our sourcing strategy. We seek to drive efficiencies and mitigate risk through our strong technical research and prolific product development. Our merchant, design and sourcing teams have a long history of bringing innovative and covetable products to our customers. Our product offering and assortment strategy is key to elevating our brand, increasing our long-term pricing power and expanding our business both into adjacent product categories and internationally.

We believe a large part of our success comes from our ability to quickly assess and effectively adjust to changing customer preferences. We leverage our differentiated product development capabilities and our strong partnerships with fragrance houses to frequently deliver compelling new fragrances, packaging and other product launches. We are dedicated to delivering a full product pipeline by launching new fragrances and products every four to six weeks, with new products launching nearly every week.

Sourcing and Logistics

Our predominantly domestic, vertically integrated supply chain enables us to continually deliver newness and meet the demands of our omnichannel customers and changing macro trends with speed and agility. Our supplier base includes long-standing vendor relationships, and the majority of our products are produced at Beauty Park, a business park that includes several key vendors within close proximity to our Columbus, Ohio distribution and fulfillment centers. These strategic vendor relationships provide deep capabilities across our product categories.

While our Company-owned distribution centers located in central Ohio are core to our operations, we also utilize third-party distribution centers located throughout North America to position inventory geographically closer to our customers. Third party-operated direct channel fulfillment centers throughout North America are used to support our needs. In addition, in the fall of 2022, we completed construction of our first Company-operated direct channel fulfillment center. Located near Columbus, Ohio, this facility has 1.1 million square feet of space and state-of-the-art fulfillment capabilities to support the future growth in our direct business (also referred to as digital or e-commerce) and enhanced fulfillment capabilities for our business.

Experienced and Committed Management Team

Our senior management team has significant retail and business experience at Bath & Body Works, Inc. and other companies such as Unilever, Avon Products, The Estée Lauder Companies, Ann Taylor and Loft, Banana Republic, CVS Health, Merck, Target, McDonald's, Ross Stores, Abercrombie & Fitch, Madewell, Carter's, Rosetta Stone, Hasbro and Mattel.

Real Estate

Company-Operated Stores

We have a diversified store portfolio in the U.S. and Canada across venue tiers and types, with more than half of our stores located off-mall as of February 3, 2024. We are continuing our off-mall expansion to limit our exposure to vulnerable mall locations. As a result of our strong brand and established retail presence, we have been able to lease high-traffic locations in most retail centers in which we operate. We proactively manage our stores and adjust our investment levels based on individual store and fleet performance. Our Company-operated stores continue to outperform pre-pandemic levels and substantially all of our store fleet is profitable.

The following table provides the number of our Company-operated retail stores as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
United States	1,739	1,693
Canada	111	109
Total	1,850	1,802

The following table provides the changes in the number of our Company-operated retail stores for the past three fiscal years:

	Beginning of Year	Opened	Closed	End of Year
2023	1,802	95	(47)	1,850
2022	1,755	95	(48)	1,802
2021	1,736	54	(35)	1,755

Over time, we expect low-single digit annual increases in North American square footage, with off-mall penetration steadily increasing. We plan to open new stores in emerging non-mall venues or as replacement stores for non-viable malls, while closing stores in non-viable or declining malls. During 2023, we opened 94 new off-mall stores and one mall store, while permanently closing 39 mall and eight off-mall stores, which, when combined with store remodel activity, resulted in net square footage growth of 4% for 2023.

Our White Barn store design has demonstrated potential to increase sales and profitability, as White Barn locations typically experience increased sales and traffic following completion of the remodel. More than two-thirds of our stores were in the White Barn store design as of February 3, 2024, and we expect to prioritize the remaining higher performing core stores for conversion to the White Barn store design in viable locations over the next five years.

Franchise, License and Wholesale Arrangements

In addition to our Company-operated stores, our products are sold at partner-operated locations and websites in more than 40 countries through franchise, license and wholesale arrangements. Our international partner-based, asset-light business model allows us to establish operating standards by owning assortment, pricing architecture, promotions, store designs and real estate approval while our partners make investments and contribute as experts in local real estate, people and practices.

The following table provides the number of international stores operated by our partners as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
International	454	401
International - Travel Retail	31	26
Total	485	427

Additionally, our partners operated 28 international e-commerce sites as of February 3, 2024, compared to 31 as of January 28, 2023.

Additional Information

Merchandise Vendors

During 2023, we purchased merchandise from approximately 120 vendors, primarily located in the U.S. Our largest vendor supplied approximately 15% of our total merchandise purchases (on a dollar basis) during 2023, while no other single vendor accounted for more than 10% of our merchandise purchases (on a dollar basis). Our five largest vendors supplied approximately 40% of our total merchandise purchases (on a dollar basis) on a combined basis during 2023.

Distribution and Merchandise Inventory

Most of our merchandise is produced in the U.S. and is shipped to our distribution centers in the Columbus, Ohio area. In addition to our Company-operated distribution centers, we also utilize third-party logistics providers to warehouse and distribute product throughout North America. We proactively evaluate our distribution channels to ensure we are able to provide the right product at the right place to meet or exceed our customers' expectations. We strive to maintain sufficient quantities of inventories on hand in our retail stores, fulfillment centers and distribution centers to enable us to meet customer demand.

We continue to actively manage our inventory to adjust for anticipated channel shifts and product category shifts. The current macroeconomic environment requires agility, and we believe we are leveraging the speed that we have in our supply chain, our close partnerships with our suppliers and the capabilities of our sourcing, production and logistics teams to respond quickly. We believe that our predominantly domestic, vertically integrated supply chain enables us to successfully navigate a dynamic environment and present full and abundant product assortments on time to our customers with speed and agility.

Information Systems

Our information systems consist of a full range of retail, financial and merchandising applications. These applications are related to point-of-sale, e-commerce, merchandising, marketing, planning, sourcing, logistics, inventory management, data security and support systems, including human resources and finance applications. We substantially completed our information technology ("IT") separation from Victoria's Secret & Co. ("Victoria's Secret") during the second quarter of 2023, and we expect to complete the remaining separation activities in 2024.

Upon obtaining control over significant information technology systems during 2023, we have undertaken a multi-year project to significantly upgrade our digital and information technology systems, capabilities and organization to, among other things, advance our data analytics capabilities, enhance our in-store and online customer experience, enable us to more effectively personalize our marketing, shopping, and promotional experiences, streamline our IT and digital operations and enable us to work more efficiently (the "IT Transformation Project"). We believe successful execution of the IT Transformation Project will enhance our omnichannel capabilities and support the growth and profitability of our business while also enhancing the security of and otherwise reducing risks associated with our IT systems.

Seasonal Business

Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, typically accounts for approximately 40% of our Net Sales and is our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.

Working Capital

We fund our business operations through a combination of available cash and cash equivalents and cash flows generated from operations. In addition, our credit facility is available for additional working capital needs and investment opportunities.

Regulation

We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of tax and customs regulations and international trade arrangements.

Intellectual Property

Our trademarks, copyrights and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the U.S. Patent and Trademark Office and with the registries of many foreign countries and/or are protected by common law. We believe our products are identified by our intellectual property and our intellectual property is an integral tool in protecting innovation. Thus, we believe our intellectual property is of significant value. Accordingly, we intend to maintain our intellectual property and related registrations and vigorously protect our intellectual property assets against infringement.

Competition

The sale of home fragrance, body care and soap and sanitizer products is a highly competitive business with numerous competitors, including individual and chain specialty stores, department stores, online retailers and discount retailers. Brand image, presentation, marketing, design, price, service, fulfillment, assortment and quality are the principal competitive factors.

Other Information

For additional information about our business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," included under Item 7. of this Annual Report on Form 10-K.

Human Capital Management

Human Capital

At Bath & Body Works, our purpose goes beyond selling product. We strive to be an employer of choice, make a difference in our communities and foster a safe, inclusive and empowering environment for our thousands of associates as well as our customers and suppliers. We believe everyone belongs at Bath & Body Works.

We work to create a culture of inclusion where all associates can contribute their unique skills and abilities and where differences are embraced and celebrated. The Human Capital & Compensation Committee of our Board of Directors (the "Board") oversees, among other things, the Company's programs, policies, practices and strategies relating to culture, talent, diversity, equity and inclusion, equal employment opportunities and the Company's executive compensation programs. In addition, our Board oversees the talent review and succession planning process for our Chief Executive Officer and other senior level critical roles, which takes into account our progress on our diversity, equity and inclusion ("DEI") initiatives.

Workforce Demographics

As of February 3, 2024, we employed approximately 57,200 associates, none of whom are covered by a collective bargaining agreement. Approximately 95% of our associates work in our stores, with the remainder working in our home office or distribution and fulfillment centers. The following table includes demographic information related to the full-time status or part-time status (which are associates who work less than 40 hours a week) of our associates as of February 3, 2024:

Work Status	Number of Associates
Full-time	8,981
Part-time	48,176
Total	57,157

Focus on Inclusion

We champion workplace diversity and an inclusive work environment with a focus on attracting, engaging, developing and advancing talent equitably in order to reflect the customers we serve and the communities where we live and work. In our efforts to foster an inclusive culture, we have eight associate inclusion resource groups that are sponsored by senior leaders at the Company. These groups provide our associates with opportunities for professional development, engagement, networking and volunteerism in the community. By continuing to encourage and support a workplace environment where DEI is valued, we believe we can serve our customers better, as well as attract and retain highly talented associates, suppliers and vendors of different backgrounds, abilities and experiences.

We embrace diversity and strive to give our team members equitable access to opportunities and treatment for all associates, which includes career advancement opportunities and competitive wages. We demonstrate our commitment to pay equity by conducting periodic assessments based on gender, race and ethnicity. In 2023, we achieved associate pay equity for women at $1.00 and people of color at $0.99 (amounts are relative to $1.00 in pay of what men were paid for similar work) as we strive to pay for performance without bias on gender, race and ethnicity. In addition, we evaluate fairness of total compensation with reference to both internal and external comparisons.

Commitment to Competitive Wages

Our compensation programs are designed to link annual changes in compensation to overall Company performance, as well as each individual's contribution to the results achieved. Our pay for performance philosophy includes participation of our store leaders and all salaried associates in home office and distribution and fulfillment centers in our short-term cash incentive compensation program. In addition, our store leaders earn monthly bonuses based on performance. The emphasis on overall Company performance is intended to align the associates' financial interests with the interests of our stockholders.

Commitment to Providing Quality Benefits

We offer competitive, performance-based compensation; a company-matched 401(k) retirement plan; and flexible and affordable health, wellness and lifestyle benefits. Subject to certain eligibility requirements, associates can choose benefits and resources that fit their lifestyle, including, but not limited to, 14 weeks paid maternity leave, six weeks paid parental leave, mental health benefits, family planning benefits including fertility, adoption and surrogacy, expanded bereavement leave time, military leave, tuition-free access to education, tuition assistance, free access to life planning services, removal of co-pays for insulin and other critical prescriptions, commuter benefits, a tobacco cessation program, an associate stock purchase plan that allows associates to purchase Company stock at a discount and a generous merchandise discount.

In 2023, we continued our focus on ensuring associate well-being by opening a wellness center in our Columbus, Ohio headquarters, which provides accessible, low-cost medical care, physical therapy and an on-site pharmacy to our associates, and by expanding our employee assistance program to all seasonal associates. In addition, we introduced DailyPay for our associates in distribution and fulfillment centers that provides earlier access to their earned wages as needed. The Company plans to introduce DailyPay for its store associates during fiscal 2024.

Bath & Body Works Associates for Associates ("A4A") allows associates to contribute funds that are matched by the Bath & Body Works Foundation. A4A supports fellow associates who experience a financial hardship resulting from an unexpected emergency, such as a large-scale natural disaster, house fire, injury or death of an immediate family member. During 2023, the A4A fund awarded over $400,000 in grants to over 250 associates.

Safety Is Our Priority

We are committed to providing all of our associates a healthy and safe working environment and for protecting the safety of our customers. Our health and safety programs (including safety training for associate onboarding, developmental e-learning and on-the-job training) are designed to meet or exceed regulatory requirements for the various industry sectors of our business and in the jurisdictions in which we operate.

Code of Conduct

We have a written Code of Conduct that is based on our values and is a resource which establishes standards for associate conduct that reinforce the Company's commitment to integrity and ethical conduct. All associates are required to complete a Code of Conduct training course and certify their compliance annually.

We maintain an Ethics Hotline, operated by a third-party, 24 hours a day, seven days a week, where associates may anonymously report potential instances of unethical conduct and potential violations of law or Company policies.

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *www.sec.gov*.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our website at *www.bbwinc.com*. Our website and information included in or linked to our website are not part of this Annual Report on Form 10-K.

Copies of any of the above-referenced documents will also be made available, free of charge, upon written request to:

Bath & Body Works, Inc.
Investor Relations Department
Three Limited Parkway
Columbus, Ohio 43230

ITEM 1A. RISK FACTORS.

We caution that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report or made by our Company or our management involve risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. Accordingly, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend," "planned," "potential," "target," "goal" and any similar expressions may identify forward-looking statements. Risks associated with the following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements included in this report or otherwise made by the Company or our management:

- general economic conditions, inflation, consumer confidence, consumer spending patterns and market disruptions including pandemics or significant health hazards, severe weather conditions, natural disasters, terrorist activities, financial crises, political crises or other major events, or the prospect of these events;
- the seasonality of our business;
- our ability to attract, develop and retain qualified associates and manage labor-related costs;
- difficulties arising from turnover in Company leadership or other key positions;
- the dependence on store traffic and the availability of suitable store locations on appropriate terms;
- our continued growth in part through new store openings and existing store remodels and expansions;
- our ability to successfully operate and expand internationally and related risks;
- our independent franchise, license, wholesale and other distribution-related partners;
- our direct channel business;
- our ability to protect our reputation and our brand image;
- our ability to attract customers with marketing, advertising, promotional programs and our loyalty program;
- our ability to maintain, enforce and protect our trade names, trademarks and patents;
- the highly competitive nature of the retail industry and the segments in which we operate;
- consumer acceptance of our products and our ability to manage the life cycle of our brand, develop new merchandise and launch and expand new product lines successfully;
- our ability to source, distribute and sell goods and materials on a global basis, including risks related to:
  - political instability, wars and other armed conflicts, environmental hazards or natural disasters;
  - significant health hazards or pandemics, which could result in closed factories and/or stores, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in impacted areas;
  - duties, taxes and other charges;
  - legal and regulatory matters;
  - volatility in currency exchange rates;
  - local business practices and political issues;
  - delays or disruptions in shipping and transportation and related pricing impacts;
  - disruption due to labor disputes; or
  - changing expectations regarding product safety due to new legislation;
- our ability to successfully complete environmental, social and governance initiatives, and associated costs thereof;
- the geographic concentration of third-party manufacturing facilities and our distribution facilities in central Ohio;
- our reliance on a limited number of suppliers to support a substantial portion of our inventory purchasing needs;
- the ability of our vendors to deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations;
- the spin-off of Victoria's Secret may not be tax-free for U.S. federal income tax purposes;
- fluctuations in foreign currency exchange rates;
- fluctuations in product input costs;
- fluctuations in energy costs;
- our ability to adequately protect our assets from loss and theft;
- claims arising from our self-insurance;
- our and our third-party service providers' ability to implement and maintain information technology systems and to protect associated data;
- our ability to maintain the security of customer, associate, third-party and Company information;
- stock price volatility;
- our ability to pay dividends and make share repurchases under share repurchase authorizations;
- shareholder activism matters;
- our ability to maintain our credit ratings;
- our ability to service or refinance our debt and maintain compliance with our restrictive covenants;

- our ability to comply with laws, regulations and technology platform rules or other obligations related to data privacy and security;
- our ability to comply with regulatory requirements;
- legal and compliance matters; and
- tax, trade and other regulatory matters.

We are not under any obligation and do not intend to make publicly available any update or other revisions to any of the forward-looking statements contained in this report to reflect circumstances existing after the date of this report or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

The following discussion of risk factors contains "forward-looking statements." These risk factors may be important to understanding any statement in this Annual Report on Form 10-K, other filings or in any other discussions of our business. The following information should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation and Item 8. Financial Statements and Supplementary Data.

In addition to the other information set forth in this report, the reader should carefully consider the following factors which could materially affect our business, results of operations, financial condition or cash flows. The risks described below are not our only risks. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also adversely affect our business, results of operations, financial condition and/or cash flows in a material way.

Risks related to our business:

Our net sales, results of operations and cash flows are sensitive to, have been affected by and may in the future be further impacted by, general economic conditions, inflation, consumer confidence, consumer spending patterns, significant health hazards or pandemics, weather or other market disruptions.

Our net sales, results of operations, cash flows and future growth may be affected by local, regional, national or international political or economic trends or developments that can reduce consumers' ability or willingness to spend or alter consumer behavior and spending patterns. These trends and developments, which can vary substantially by country, include political, financial or social instability or conditions, geopolitical events, corruption, anti-American sentiment, social and ethnic unrest, military conflicts and terrorism, as well as changes in general economic conditions (including unemployment levels, inflation and market volatility). For example, during 2022 and 2023, the global economy was negatively impacted by high inflation rates, which has resulted in higher prices that have negatively impacted and may continue to negatively impact consumer demand. In addition, market disruptions due to natural disasters, significant health hazards or pandemics or other major events or the prospect of these events could also impact or shift consumer spending and sentiment. Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, or in the central Ohio region where most of our third-party manufacturers and our distribution centers are located, have adversely affected and could in the future adversely affect our business. During periods when economic or market conditions are unsettled or weak, including during fiscal 2023, purchases of our products have declined, and may in the future further decline. In such circumstances, we have increased, and may in the future continue to increase, the number of promotional sales which, when combined with inflationary cost pressures, have negatively affected our merchandise margin rates and, in the future, could have a material adverse effect on our results of operations, financial condition and cash flows.

Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.

We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income and cash flows typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.

Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.

We believe one of our competitive advantages is providing positive, engaging and satisfying experiences for our customers, which requires us to have highly trained, engaged and diverse associates. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified associates, including, but not limited to, store personnel, merchants, designers and associates in our distribution and fulfillment centers. The turnover rate in the retail industry is generally high, and qualified individuals of the requisite caliber and number needed to fill these positions have been in short supply in some areas. Competition for such qualified individuals and changes in labor and healthcare laws have caused us to incur higher labor

costs, and such increases in labor costs could continue in the future. Our inability to recruit a sufficient number of qualified individuals in the future may, among other things, delay planned openings of new stores, affect the speed with which we expand, or negatively impact our ability to timely and efficiently fulfill orders, to develop new merchandise and to launch new product lines. Delayed store openings, significant increases in associate turnover rates or significant increases in labor-related costs could have a material adverse effect on our results of operations, financial condition and cash flows.

In recent years, multiple retailers have faced unionization campaigns from their workers. If we are subject to a unionization campaign from our associates, we would incur significant expenses in the form of legal and consulting fees and potentially be subject to negative publicity that could significantly disrupt our operations and have an adverse effect on our results of operations, financial condition and cash flows.

An increase in the costs of associate wages, benefits and insurance (including workers' compensation, general liability, property and health) has adversely affected, and could continue to adversely affect, our operating results. In particular, labor shortages and the current competitive labor market have increased competition for qualified associates, which has compelled, and may continue to compel, us to pay higher wages to attract or retain qualified associates. Such increases in costs may result from general economic or competitive conditions or from government imposition of higher minimum wages at the federal, state or local level, including in connection with the increases in state minimum wages that have been enacted by various states. Moreover, there may be a long-term trend toward higher wages in developing markets. Any increase in such operating expenses could have a material adverse effect on our results of operations, financial condition and cash flows.

Turnover in Company leadership or other key positions, and our ability to attract and retain new talent, may have an adverse impact on Company performance.

We may experience changes in key leadership or key positions in the future. The departure of key personnel can result in the loss of significant knowledge and experience. This loss of knowledge and experience can be mitigated through successful internal succession planning or external hiring and transition, but there can be no assurance that we will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions. Failure to attract and retain the right talent or to smoothly manage the transition of responsibilities resulting from such turnover could affect our ability to meet our goals and may cause us to miss performance objectives or financial targets or disrupt our relationships with our customers, vendors or other third parties.

Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.

More than half of our stores are located in off-mall retail shopping areas with the remainder located in malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of consumer traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including "destination" retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns, including due to inflationary pressures, or changes in consumer demographics in a particular area, consumer trends away from brick-and-mortar retail toward online shopping, competition from internet and other retailers and other retail areas where we do not have stores, significant health hazards or pandemics, the closing of other stores or the decline in popularity or safety in the shopping areas where our stores are located and the deterioration in the financial condition of the operators or developers of the shopping areas in which our stores are located.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs. Additionally, we are dependent upon the suitability of the lease spaces that we currently use. The leases that we enter into are generally noncancelable leases with initial terms of ten years. If we determine that it is no longer economical to operate a store and decide to close it, we may remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term.

These risks could have a material adverse effect on our ability to grow and our results of operations, financial condition and cash flows.

Our continued growth and success depends in part on new store openings and existing store remodels and expansions.

Our continued growth and success depends in part on our ability to open and operate new, primarily off-mall stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs and on acceptable timelines, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and results of operations, financial condition and cash flows.

Our international operations and our plans for international expansion include risks that could impact our results and reputation.

We intend to continue to operate internationally and further expand in our existing markets and into new international markets, including through franchise and other distribution-related partner arrangements. The risks associated with international markets include, among others, difficulties in attracting customers due to a lack of customer familiarity with our brand, our ability to comply with international laws and regulations, our lack of familiarity with local customer preferences, cultures or religious norms and seasonal differences in the international markets. Any of these difficulties may lead to disruption in the overall timing of our international expansion efforts, lower sales than we anticipate and increased costs. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established market presence in such markets. Other risks include general economic conditions in specific countries or markets, reliance on franchise partners, service providers and other distribution-related partners that we do not control, volatility in the geopolitical landscape (including social and ethnic unrest, military conflicts and terrorism), anti-American sentiment, foreign governmental regulation and enforcement (including the risks of operating in markets in which there are uncertainties regarding the interpretation and enforceability of legal requirements and the enforceability of contract rights and intellectual property rights), legal actions, disruptions or delays in shipments, restrictions on the repatriation of funds held internationally, occurrence of significant health hazards or pandemics, changes in diplomatic and trade relationships and political instability. For example, the conflict in the Middle East has resulted in unpredictable conditions in the region and around the world. The conflict has affected, and may continue to affect, our business and operations as a result of, among other things, the economic consequences and disruptions from such conflict, supply chain availability, consumer boycotts of Western brands, and consumer reaction to perceived acts or failures to act by us or our franchise partners including commencing and/or maintaining operations in countries or regions that are linked to such conflicts. Such expansions will also have upfront investment costs, some of which may be significant, that may not be accompanied by sufficient revenues to achieve expected operational and financial performance.

Further, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. See "Fluctuations in foreign currency exchange rates could impact our results of operations, financial condition and cash flows" below.

All of the above risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our licensees, franchisees, wholesalers and other distribution-related partners could take actions that could harm our business or brand images.

We have global brand exposure through digital sites and stores independently owned and/or operated by our franchise partners and other distribution-related partners. Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited, and the quality and success of their operations may be diminished by any number of factors beyond our control. For example, our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Further, we primarily rely on our partners to comply with applicable laws and regulations in the international markets in which they operate. Our brand image and reputation may suffer materially, and our sales could decline, if our partners do not operate successfully, including operating in compliance with applicable laws and regulations. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Our direct channel business includes risks that could have a material adverse effect on our results.

Our direct channel (also referred to as digital or e-commerce) is subject to numerous risks that could have a material adverse effect on our results of operations, financial condition and cash flows. Such risks include, but are not limited to, the difficulty in recreating the in-store experience through our direct channels; domestic or international large scale buyers and resellers purchasing merchandise and reselling it outside our control; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and potential customers who increasingly rely on multiple channels to meet their shopping needs; legal and regulatory developments associated with digital, data, analytics, communications and ad-targeting practices (including, without limitation, the use of technologies and third-party services to personalize customer experiences); risks associated with increases in order fulfillment logistics costs; and the failure of and risks related to the resources that underlay and support the operation of our and our third-party partners' web infrastructure, websites and the related support systems, including computer viruses, malware (including, without limitation, ransomware), unauthorized access to and theft of customer information, privacy violations, fraudulent branded phishing sites impersonating our direct channel, ad scams causing customer confusion, information technology and vendor system failures, deepfakes and other malicious uses of artificial intelligence, disruption of critical services caused by threat actors and similar disruptions.

Our failure to maintain efficient and uninterrupted order-taking and fulfillment operations could also have a material adverse effect on our results of operations, financial condition and cash flows. We utilize third-party service providers for order management and for a majority of our fulfillment services. If these third-party service providers do not maintain efficient and uninterrupted service, we have experienced, and may in the future experience, merchandise delivery delays, loss of sales,

stranded inventory, cancellation charges or excessive promotional activity to clear inventory. Further, we may have difficulty replacing these third-party service providers and there can be no assurance we can do so in a timely manner or on terms favorable to us. The satisfaction of our direct channel customers depends on their timely receipt of merchandise. If we encounter difficulties with the distribution and fulfillment facilities, or if the facilities were to shut down for any reason, including as a result of a pandemic, fire, natural disaster or work stoppage, we could face shortages of inventory; we could incur significantly higher costs and longer lead times associated with distributing our products to our customers; we could face scrutiny by regulators and litigants; and our customers may be dissatisfied.

Any of these issues could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to protect our reputation could have a material adverse effect on our brand image.

Our ability to maintain our reputation is critical to our brand image. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity of the consumer's experience in stores and online. If third parties with which we have a business relationship, including our influencer network, fail to represent our brand in a manner consistent with our brand image, it could harm our reputation. Any negative publicity, including information publicized through traditional or social media platforms and similar venues such as websites, blogs and other forums, may affect our reputation and brand and, consequently, reduce demand for our merchandise and negatively impact our reputation, even if such publicity is unverified or inaccurate.

Failure to comply with or the perception that we have failed to comply with ethical, social, product, labor, privacy, systems and data security and environmental standards, or related political considerations, or that we have failed to ensure the safety of our stores and products, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with applicable laws and regulations, to maintain an effective system of internal controls, to maintain the security of customer, associate, third-party and company information or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

If our marketing, advertising, promotional programs or loyalty program are unsuccessful, or if our competitors are more effective with their programs than we are, our results of operations, financial condition and cash flows may be adversely affected.

Customer traffic and demand for our merchandise are influenced by our advertising, marketing and promotional activities, the effectiveness of our loyalty program, the name recognition and reputation of our brand and the location of and service offered in our stores and through our direct business. Although we use marketing, advertising and promotional programs and our loyalty program to attract customers through various media, including social media, websites, mobile applications, email and print, and we continue to invest to improve the online and mobile user experience for our customers, some of our competitors may expend more for their programs than we do or use different or more efficient approaches than we do, which may provide them with a competitive advantage. Our financial forecasts are dependent on our marketing, advertising and promotional programs and our loyalty program enhancements driving customer acquisition and stronger customer retention. Our programs may not be effective or could require increased expenditures, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand image and ability to penetrate new markets.

We believe that our trade names, trademarks and patents are important assets and an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such applied for registrations or that the registrations we obtain will prevent the imitation of our products or infringement or other violation of our intellectual property rights by others. In particular, the laws of certain foreign countries may not protect proprietary rights to the same extent as the laws of the U.S. If any third party copies our products, our or our partners' websites or our or our partners' stores in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. We may be unable to successfully resolve these types of conflicts to our satisfaction and may be required to enter into costly license agreements, be required to pay significant royalties, settlement costs or damages, be required to rebrand our products and/or be prevented from selling some of our products.

Our ability to compete favorably in our highly competitive segments of the retail industry could impact our results of operations, financial condition and cash flows.

The retail industry is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through online channels. Brand image, marketing, design, price, service, assortment, quality, innovation, image presentation and fulfillment are all competitive factors in both the store-based and online channels.

Some of our competitors may have greater financial, marketing and other resources available and trends across our product categories may favor our competitors. We rely to a greater degree than some of our competitors on physical locations in retail centers. Therefore, declines in traffic to such locations may affect us more significantly than our competitors. Some of our competitors sell their products in stores that are located in the same retail centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in retail centers.

Increased competition, combined with declines in store and/or direct channel traffic, could result in price reductions, increased marketing expenditures and loss of pricing power and market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our ability to manage the life cycles of our brand and to remain current with trends and launch and expand new product lines successfully could impact the image and relevance of our brand.

Our success depends in part on management's ability to effectively manage the life cycles of our brand, to anticipate and respond to changing preferences and consumer demands and to translate market trends into appropriate, saleable product offerings in advance of the actual time of sale to the customer. We are dependent on certain product categories, and declines in customer demand in these product categories has negatively impacted our results of operations, financial condition and cash flows. Our financial forecasts are dependent on our ability to drive growth through adjacent product categories, including men's, fragrant haircare, laundry and lip. Customer demands and trends change rapidly. If we are unable to successfully anticipate, identify or react to changing preferences or trends, we misjudge the market for our products or any new product lines, or our launches or expansions of new product lines are unsuccessful, we may not be able to achieve the growth in our business that we currently anticipate. In response, we may be forced to increase our marketing promotions or price markdowns and potentially discontinue a product line. These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.

We may be impacted by our ability to adequately source, distribute and sell merchandise and other materials on a global basis.

We source merchandise and other materials directly in domestic and international markets. We distribute merchandise and other materials globally to our franchise and other distribution-related partners in international locations and to our stores. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We also compete with other companies for manufacturing facilities.

We also face a variety of other risks generally associated with doing business on a global basis. For example:

- political instability, geopolitical conflict, including the war between Russia and Ukraine and the conflict in the Middle East, environmental hazards or natural disasters, which could negatively affect international economies, financial markets and business activity;
- significant health hazards or pandemics, which could result in closed factories, distribution and fulfillment centers and/ or stores, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in impacted areas;
- imposition of new or retaliatory trade duties, sanctions or taxes and other charges on imports or exports;
- evolving, new or complex legal and regulatory matters;
- volatility in currency exchange rates;
- local business practices and political issues (including issues relating to compliance with domestic or international labor standards) and anti-American sentiment, which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;
- delays or disruptions in shipping and transportation and related pricing impacts;
- disruption due to labor disputes; and
- changing expectations regarding product safety due to new laws or regulations or other factors.

Certain goods that we import are sourced from third-party suppliers in China. Our ability to successfully import such materials may be adversely affected by changes in U.S. and Canadian laws. For example, in December 2021, the U.S. Congress passed the Uyghur Forced Labor Prevention Act ("UFLPA"), which imposed a presumptive ban on the import of goods to the U.S. that are made, wholly or in part, in the Xinjiang Uyghur Autonomous Region of China ("XUAR") or by persons that participate in

certain programs in the XUAR that entail the use of forced labor. U.S. Customs and Border Protection ("CBP") has published both a list of entities that are known to utilize forced labor, and a list of commodities that are most at risk, such as polyl-vinyl chloride, cotton, tomatoes and silica-based products. Although none of our Chinese suppliers are located in the XUAR, we do not currently have full visibility to the entirety of each supplier's separate sub-tier supply chains to be able to ensure that the raw materials or other inputs they use to manufacture their goods are not produced in the XUAR. As a result of the UFLPA, materials we import into the U.S. could be held by the CBP based on a suspicion that inputs used in such materials originated from the XUAR or that they may have been produced by Chinese suppliers accused of participating in forced labor, pending our providing satisfactory evidence to the contrary. Among other consequences, such an outcome could result in negative publicity that harms our brand and reputation and could result in a delay or complete inability to import such materials, which could result in inventory shortages and an increase in supply chain compliance costs.

We also rely upon third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers, to our stores and fulfillment centers, and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in labor costs and fuel prices, which would increase our shipping costs, and associate strikes and inclement weather, which may impact our transportation providers' ability to provide delivery services that adequately meet our shipping needs.

Our ability, or perceived inability, to complete environmental, social and governance ("ESG") initiatives may have a material adverse effect on our reputation.

Investors, other stakeholders, the general public and U.S. and foreign governmental and nongovernmental organizations have been focused on ESG initiatives, including with respect to climate change, greenhouse gas emissions, packaging and waste, diversity, equity and inclusion, worker pay and benefits, human rights, sustainable supply chain practices, animal health and welfare, deforestation and land, energy and water use. We maintain an ESG function to provide direction and coordinate ESG work throughout the Company. We anticipate increased public, regulatory, investor and other stakeholder pressure to expand our disclosures in these areas, make further commitments, set additional targets or establish additional goals and take actions to meet them, which could expose us to market, operational, regulatory, legal and execution costs or risks. The metrics we disclose, whether they are based on the standards we set for ourselves or those set by others, may influence our reputation and the value of our brand. Our failure to achieve progress on our metrics and successfully achieve our targets and goals on a timely basis, or at all, could adversely affect our business, financial performance and growth. By electing to set and share publicly these metrics, targets and goals and expand upon our disclosures, our business may also face increased scrutiny related to ESG activities and potentially enforcement actions and litigation. As a result, we could damage our reputation and the value of our brand if we fail to act responsibly. Any harm to our reputation resulting from setting these metrics, targets and goals or expanding our disclosure or our failure, or perceived failure, to meet such metrics, targets and goals could adversely affect our business, financial performance and growth.

We could also be affected by the physical effects of climate change and other environmental issues, to the extent such issues adversely affect the general economy, adversely impact our supply chain or our stores or increase the costs of our products and other supplies needed for our operations. In addition, future domestic and international legislative and regulatory efforts to combat climate change or other environmental considerations could result in increased regulation and additional taxes and other expenses in a manner that adversely affects our business, financial performance and growth.

We rely on a number of manufacturing and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.

To achieve the necessary speed and agility in supply of our inventory, we rely heavily on third-party manufacturing facilities and our distribution facilities in close proximity to our headquarters in central Ohio. As a result of the geographic concentration of many of the manufacturing and distribution facilities that we rely upon, our operations are susceptible to local and regional factors, such as accidents, system failures, economic and weather conditions, natural disasters, demographic and population changes and other unforeseen events and circumstances. Any significant interruption in the operations of these facilities could lead to inventory issues, increased costs or interruptions to our operations, which could have a material adverse effect on our results of operations, financial condition and cash flows.

A change in the relationship with our key vendors could have a material effect on our business.

We rely on a limited number of vendors (including manufacturers) to supply our inventory. In 2023, our largest vendor supplied approximately 15% of our total merchandise purchases (on a dollar basis) and our largest five vendors in the aggregate supplied approximately 40% of our total merchandise purchases (on a dollar basis). Our business depends on developing and maintaining close relationships with our vendors and on our vendors' ability or willingness to sell quality products to us at competitive prices and on other favorable terms. Many factors outside of our control may impact these relationships and the ability or willingness of these vendors to sell us products on favorable terms. For example, financial or operational difficulties that our vendors may face could increase the cost of the products we purchase from them or our ability to source products from them.

We may be impacted by our vendors' ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.

We purchase products from third-party vendors. Factors outside our control, such as production issues, shipping delays, quality problems, geopolitical conflicts and wars, outbreaks of disease such as the COVID-19 pandemic, or natural disasters, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

In addition, quality problems could result in product liability judgments or widespread product recalls that may negatively impact our sales and profitability for a period of time depending on product availability, reaction of competitors and consumer attitudes. Even if product liability claims are unsuccessful or are not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image.

Our business could also suffer if our third-party vendors fail to comply with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our associates and third-party compliance auditors visit and monitor the operations of our third-party vendors, we do not control these vendors or their practices. Violations of labor, environmental or other laws by third-party vendors used by us or the divergence of a third-party vendor's or partner's labor or environmental practices from those generally accepted as ethical or appropriate could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation.

These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

The spin-off of Victoria's Secret could result in substantial tax liability to us and our stockholders.

We received an opinion of counsel to the effect that, for U.S. federal income tax purposes, the spin-off and certain related transactions qualify for tax-free treatment under certain sections of the Internal Revenue Code. However, the opinion relies on certain assumptions, representations and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such assumptions, representations and undertakings were incorrect. Furthermore, the opinion is not binding on the Internal Revenue Service ("IRS") or the courts. If, notwithstanding receipt of the opinion, the spin-off or certain related transactions are determined to be taxable, we would be subject to a substantial tax liability. In addition, if the spin-off is taxable, each holder of our common stock who received shares of Victoria's Secret common stock in connection with the spin-off would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of the shares received.

Even if the spin-off otherwise qualifies as a tax-free transaction, the distribution would be taxable to us (but not to our stockholders) in certain circumstances if future significant acquisitions of our stock or the stock of Victoria's Secret are determined to be part of a plan or series of related transactions that included the spin-off. In this event, the resulting tax liability could be substantial. In connection with the spin-off, we entered into a Tax Matters Agreement with Victoria's Secret, pursuant to which Victoria's Secret agreed to not enter into any transaction that could cause the spin-off or any related transactions to be taxable to us without our consent and to indemnify us for any tax liability resulting from any such transaction. In addition, these potential tax liabilities may discourage, delay or prevent a change of control of us.

Fluctuations in foreign currency exchange rates could impact our results of operations, financial condition and cash flows.

We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, our royalty arrangements are calculated based on sales in local currency and, as such, we are exposed to foreign currency exchange rate fluctuations. Although we use foreign currency forward contracts to hedge certain foreign currency risks, these measures may not succeed in offsetting all of the short-term negative impacts of foreign currency rate movements on our business and results of operations, financial condition and cash flows. Hedging would generally not be effective in offsetting the long-term impact of sustained shifts in foreign exchange rates on our business results. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in product input costs.

Product input costs, including freight, labor and raw materials, fluctuate subject to price volatility caused by any fluctuation in aggregate supply and demand or other external conditions, such as inflationary conditions, weather and climate conditions, geopolitical conflicts and wars, energy costs, natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, labor shortages, transportation issues, fuel costs, product recalls, governmental regulation and other factors, all of which are beyond our control and in many instances are unpredictable. These factors may result in an increase in our product input costs. We may not be able to, or may elect not to, fully pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be affected by fluctuations in energy costs.

Energy costs have fluctuated in the past and may fluctuate in the future due to changes in factors beyond our control, such as weather and climate conditions or natural events or disasters, taxes and tariffs (including as a result of trade disputes), industry demand, high demand for renewable energy, inflationary conditions, labor shortages, transportation issues, fuel costs, geopolitical conflicts and wars, governmental regulation and other factors. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores, distribution and fulfillment centers and other Company locations and costs to purchase products from third-party manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

Our results may be impacted by our ability to adequately protect our assets from loss and theft.

Our assets are subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors, partners or unaffiliated third parties (including from organized retail crime). We experience events that cause inventory shrinkage. Our inventory shrinkage rates have increased in recent years and may continue to increase, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.

We self-insure certain risks and may be impacted by unfavorable claims experience.

We are self-insured for various types of insurable risks including associate medical benefits, workers' compensation, property, general liability and automobile, up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.

We have undertaken a multi-year initiative to upgrade our digital and information technology systems and capabilities. We significantly rely on our, and our third-party service providers', ability to successfully implement, upgrade and sustain information technology systems and to protect associated data and system availability.

Following the substantial completion of our information technology separation from Victoria's Secret in the second quarter of 2023, we have undertaken the IT Transformation Project, a multi-year project to significantly upgrade our digital and information technology systems and capabilities to, among other things, advance our data analytics capabilities, enhance our in-store and online customer experience, enable us to more effectively personalize our marketing, shopping and promotional experiences, enhance the security of and otherwise reduce risks associated with our IT systems, streamline our information technology operations and enable us to work more efficiently. We, together with our third-party service providers and vendors, maintain a complex ecosystem of information technology systems and environments that will be impacted by the IT Transformation Project. As with any significant information technology upgrade, the IT Transformation Project increases the risk of interruption of service, data loss and vulnerabilities, corruption of data, breach, failure of information technology systems to effectively communicate and other disruptions to our operations. Moreover, the IT Transformation Project could result in expenses and capital expenditures that substantially exceed the expenses and capital expenditures that we currently anticipate.

The success of our business depends, in part, on the secure and uninterrupted performance of our, and our third-party service providers' and vendors', information technology systems. Our information technology systems, as well as those of our service providers and vendors, are vulnerable to damage, interruption, service availability or breach from a variety of sources, including cyberattacks, ransomware attacks, deepfakes and other malicious uses of artificial intelligence, telecommunication failures, malicious human acts and natural disasters. Moreover, despite maintaining comprehensive measures, some of our systems, e-commerce environments and servers and those of our service providers and vendors are potentially vulnerable to physical or electronic break-ins, malware (including, without limitation, ransomware), computer viruses and similar disruptive problems. Such incidents have disrupted, and could in the future further disrupt, our operations (whether directly or due to disruptions of our service providers' and vendors' operations) including our ability to timely ship and track product orders and project inventory requirements and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential customer, merchandise, financial, associate or other important information (including personal information), which could result in damage to our reputation, costly litigation, customer complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, damages for contract breach or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets, mobile devices and data applications and services may also heighten these and other operational risks. Despite the precautions we have taken, unanticipated problems or events may nevertheless cause failures in, or unauthorized access to, our and our third-party service providers' and vendors' information technology systems. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores or directly to our customers, impact our ability to process transactions in our stores, impact our customers' ability to access our websites and mobile applications in a timely manner or expose confidential customer, merchandise, financial, associate or other important

information (including personal information), the risks of which may be heightened as we execute on the IT Transformation Project, could have a material adverse effect on our results of operations, financial condition and cash flows.

We are party to a Transition Services Agreement with Victoria's Secret for certain information technology services and systems to support the day-to-day needs for select areas of technology. While the majority of these information technology capabilities were transitioned from Victoria's Secret to us or to other third-party service providers or vendors during fiscal 2023, Victoria's Secret continues to primarily maintain certain network, cyber and data security and infrastructure systems for our benefit. As these services and systems are transitioned to us or our third-party service providers or vendors during fiscal 2024, we will be required to establish new information technology systems as well as make hardware, software and code modifications and upgrades to certain existing information technology systems. The transition involves replacing existing systems with successor systems, making changes to existing systems, acquiring new systems with new functionality and engaging with qualified third-party service providers and vendors to utilize their systems. We are aware of inherent risks associated with replacing and modifying our information technology systems (including in connection with the IT Transformation Project) as well as the risks of transitioning information technology services to third-party service providers and vendors, including in each case risks relative to data integrity and system disruptions. Information technology system disruptions or data corruption, if not appropriately mitigated, could have a material adverse effect on our results of operations, financial condition and cash flows.

We use third-party service providers and vendors to store, transmit and otherwise process certain confidential customer, merchandise, financial, associate or other important information (including personal information) on our behalf, and our third-party service providers and vendors are subject to cybersecurity and privacy risks similar to us. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any cybersecurity incidents or privacy violations attributed to our service providers or vendors as they relate to the information we share with them, information to which they are granted access, or information that they process for us to deliver services to our customers. Although we strive to contractually require these service providers and vendors to implement and maintain controls and a standard of security (such as implementing reasonable measures) and to comply with applicable law, we cannot control third parties and cannot guarantee that a security breach or privacy violation will not occur in connection with their systems and practices.

Any significant compromise or breach of our data security, including the security of customer, associate, third-party or Company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In the operation of our business, we collect, use, transmit and otherwise process a large volume of personal and other confidential, proprietary and sensitive information. Information systems are susceptible to an increasing threat of continually evolving cybersecurity risks. Breaches or failures of security involving our information systems, including those provided, managed and supported by any of our third-party service providers, have occurred, and in the future may occur. Any significant compromise or breach of our data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public, regulatory agencies or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols or regulations, could significantly damage our reputation with our customers, associates, investors and other third parties, cause the disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or Company information, cause interruptions to our operations and distraction to our management, cause our customers to stop shopping with us, inhibit our ability to attract new customers and result in significant legal, regulatory and financial liabilities and lost revenues. Compounding these risks is the complexity of our information systems, which are a collection of our and our third-party service providers' systems, and increased associated risks related to transitioning the remaining information systems from Victoria's Secret to other third-party service providers and us.

While we train our associates, have implemented systems, processes and security measures to protect our physical facilities and information technology systems against unauthorized access and prevent data loss, and have vetted our third-party service providers' systems, processes and security measures, there is no guarantee that these procedures are adequate to safeguard against all data security threats to us or our third-party service providers. Despite these measures, we have been and may in the future be vulnerable to targeted or random attacks on our systems that could lead to security breaches, denial of service, vandalism, computer viruses, malware, ransomware, misplaced, corrupted or lost data, programming and/or human errors or similar events. Our systems and facilities (and the systems and facilities of our third-party service providers) are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by associates, contractors and third-party service providers with otherwise legitimate access to our (or such third-party service providers') systems, websites, mobile applications or facilities (which risks may be heightened as a result of our (or their) associates working from home). Furthermore, because the methods of cyberattack and deception change frequently, are increasingly complex and sophisticated and can originate from a wide variety of sources, including nation-state actors, despite our efforts to ensure the confidentiality, availability and integrity of our systems, websites and mobile applications, it is possible that we may not be able to anticipate, detect, appropriately react and respond to or implement effective preventative measures against all cybersecurity threats, and our third-party service providers may be subject to the same risks.

We have and may in the future be required to expend significant capital and other resources to protect against, respond to and recover from any potential, attempted or existing cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our results of operations, financial condition and cash flows. Moreover, there could be public announcements regarding cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock.

While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, violations of law, failures or other data security-related incidents, and we cannot be certain that cybersecurity insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.

Risks related to our common stock:

Our stock price may be volatile.

Our stock price may fluctuate substantially as a result of variations in our actual or projected performance or the financial performance of other companies in the retail or consumer product industries. Any guidance that we provide is based on goals that we believe are reasonably attainable at the time guidance is given. If, or when, we announce actual results that differ from those that have been forecasted by us, outside investment analysts or others, our stock price could be adversely affected. Investors who rely on these forecasts when making investment decisions with respect to our securities do so at their own risk.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. In particular, our common stock may in the future be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

If we are unable to pay quarterly dividends or repurchase our shares at intended levels, our reputation and stock price may be impacted.

Quarterly cash dividends and share repurchase programs have historically been part of our capital allocation strategy. We are not required to declare dividends or make any share repurchases under our share repurchase programs in the future. For example, in 2020, we did not repurchase any of our shares, and we suspended our quarterly cash dividends due to the anticipated impact of the COVID-19 pandemic. Our Board will determine our future levels of dividend payments and share repurchase authorizations, if any, giving consideration to our levels of profit and cash flow, capital requirements, capital allocation strategy, current and forecasted liquidity and the restrictions placed upon us by our borrowing arrangements, as well as financial and other conditions which may be beyond our control. Any reduction, or failure, to pay dividends or repurchase our shares after we have announced our intention to do so may negatively impact our reputation, investor confidence in us and our stock price.

Shareholder activism could cause us to incur significant expense, impact the execution of our business strategy and have an adverse effect on our business.

Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert our attention and resources from our business and our ability to execute our strategic plans. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers, service providers or other vendors and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

Risks related to our indebtedness:

Our ability to maintain our credit ratings could affect our ability to access capital and could increase our interest expense.

The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. A deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of our credit ratings. Any

negative ratings actions could constrain the capital available to us or our industry and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs may increase, we may not be able to fund future growth or we may not be able to meet some or all of our financial obligations, which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be unable to service or refinance our debt or maintain compliance with restrictive covenants in our debt instruments, including our asset-backed revolving credit facility.

We currently have substantial indebtedness. Our asset-backed revolving credit facility (the "ABL Facility") contains a covenant and negative covenants that under certain circumstances require maintenance of a certain financial ratio and also, under certain conditions, restrict our ability to pay dividends, repurchase shares of our common stock and make other restricted payments as defined in the agreement. Our cash flow from operations provides the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt. If we fail to comply with any covenant, including our financial covenant, it could result in an event of default and our lenders could terminate the commitments under our ABL Facility and make the entire debt incurred thereunder immediately due and payable, or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders' interests.

<u>Risks related to laws and regulations:</u>

Changes in laws, regulations or technology platform rules relating to privacy and data security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to privacy and data security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to privacy and data security in the jurisdictions in which we operate and may in the future operate. The legal and regulatory environment related to privacy and data security is increasingly rigorous, with new requirements, constantly changing requirements, and new or novel interpretations of existing requirements applicable to our business, and enforcement actions and litigation are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that the laws and regulations will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.

In the U.S., privacy and data protection are regulated at federal, state and local levels. Various federal and state regulators, including governmental agencies like the SEC and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning privacy and data security and have prioritized privacy and data security-related violations for enforcement actions. Certain state laws are, and in the future may continue to be, more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which complicates compliance efforts and increases risks to our business.

These laws and regulations range from the "sectoral" variety (i.e., laws that govern specific practices, services or technologies) to omnibus laws (i.e., laws that comprehensively seek to govern all aspects of data processing practices). As an omnichannel retailer, we are subject to both.

In North America, we are subject to sectoral laws that impose different enforcement regimes, whether enforced by government agencies or class action and/or mass arbitration litigants, with fines and statutory damages that can result in significant exposure when applied to large customer segments. Illustrative of the sectoral variety are laws that govern telephonic communications (e.g., the Federal Telephone Consumer Protection Act), email communications (e.g., the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act and Canada's Anti-Spam Legislation), the use of biometric technology (e.g., the Illinois Biometric Information Privacy Act), the printing of payment card numbers on certain transaction receipts (e.g., the Federal Fair and Accurate Credit Transactions Act), the use of call recordings (e.g., federal and state laws governing unlawful surveillance and consent for recordings), the collection of consumer information at retail point of sale (e.g., the California Song-Beverly Act), and the collection of driver's license information (e.g., state laws governing the scanning of government identification).

We are further subject to omnibus privacy and data protection laws. For example, the California Consumer Privacy Act ("CCPA") broadly governs data privacy practices, increases privacy rights for California residents and imposes obligations on companies that process their personal information. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers data protection and privacy rights, including the ability to opt out of certain disclosures of their personal information and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of

certain classifications of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Furthermore, the California Privacy Rights Act of 2020 ("CPRA") imposes additional obligations on companies covered by the legislation, including by expanding California residents' rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Other states and countries have passed comprehensive data privacy laws that are similar to the CCPA and CPRA, further complicating the legal landscape, and similar bills are making their way through several state legislatures. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers (and, in some cases, to regulators) of data breaches, which are when certain types of personal information have been accessed, impacted or acquired without authorization. State laws are changing rapidly, and there are deliberations in the U.S. Congress regarding the text of a new comprehensive federal data privacy law to which we would become subject if it is enacted. Such a law could add complexity, variation in requirements, restrictions and potential legal risk. Moreover, it could require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and result in increased compliance costs or changes in business practices and policies.

While most of our international operations are conducted through franchise, license, wholesale and other distribution-related arrangements, we are also subject to certain international laws, regulations and standards in certain international jurisdictions and may be subject to additional international laws, regulations and standards, whether existing or enacted in the future, that apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. In Canada, we are subject to the Personal Information Protection and Electronic Documents Act ("PIPEDA") as well as substantially similar provincial privacy laws (e.g., Quebec's Law 25, which became effective in September 2023). These privacy laws broadly govern the entire lifecycle of personal information, enumerating principles that govern accountability; purpose; consent; assessment; privacy by default; limitations on collection, use, disclosure and retention; accuracy; safeguards; transparency; data rights of access, correction and deletion; and complaint-handling. Certain of the laws also contain a mandatory breach notification regime. Canadian federal and provincial authorities and litigants enforce these laws. Privacy regulators have an express obligation to investigate complaints and have the authority to initiate investigations. Under PIPEDA, the Office of the Privacy Commissioner of Canada has the power to require an organization to enter into a compliance agreement and failure to comply may result in a court order or court proceedings. A complainant may also appeal to Federal Court, and the court has broad authority including awarding damages. Similarly, the European Union's ("EU") General Data Protection Regulation ("GDPR") greatly increased the European Commission's jurisdictional reach of its laws and added a broad array of requirements for handling personal data. Further, the GDPR serves and has served as a model for other jurisdictions' data protection laws, including without limitation, the U.K.'s Data Protection Act of 2018. Under the GDPR, EU member states have enacted certain implementing legislation that adds to and/or further interprets the GDPR requirements and, depending on the extent and degree to which we conduct business in the European Economic Area ("EEA") and the U.K., potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EEA states and the U.K. governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, and other international jurisdictions are expected to pass similar laws that may include even more stringent requirements. Changes in such international laws or changes in our business strategy such as direct expansions into additional jurisdictions may cause us to incur additional compliance costs, increase our risks of being subject to lawsuits, complaints and/or regulatory investigations or fines, or restrict our ability to transfer personal data between and among countries and regions in which we operate or may in the future operate. Such international laws, and our compliance with such laws, could impact the manner in which we do business and the geographical location or segregation of our relevant operations and could adversely affect our results of operations, financial condition and cash flows.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, investing in and implementing additional data protection technologies and other safeguards and training associates and engaging third-party service providers, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies and distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us or our partners to comply with any applicable federal, state or similar foreign laws and regulations relating to privacy and data security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy and data-protection litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.

We may be impacted by our ability to comply with legal and regulatory requirements.

We are subject to numerous legal and regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the SEC and the New York Stock Exchange ("NYSE"), among others. Although we have put in place policies and procedures aimed at ensuring legal and regulatory compliance, our

associates, subcontractors, manufacturers, other vendors, licensees, franchisees and other third parties could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

It can be difficult to comply with sometimes conflicting statutes or regulations in local, national or foreign jurisdictions as well as new or changing laws and regulations. Also, changes in such laws and regulations could make operating our business more expensive or require us to change the way we do business. For example, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, increased research and development costs associated with product reformulations or new product lines, or additional labor costs associated with readying merchandise for sale. We operate stores in all 50 states, Canada and Puerto Rico, which requires us to comply with a myriad of provincial, state and local laws pertaining to all aspects of our business, including our associates and consumers. The trend for states and localities in the United States to legislate in the absence of national laws passed by the U.S. Congress has greatly increased the complexity of legal compliance for us. It may be difficult for us to comply with these laws, compliance may be costly and compliance and associated costs may negatively impact our operations.

We may be adversely impacted by certain compliance or legal matters.

We, along with third parties we do business with, are subject to complex compliance and litigation risks. Actions filed against us from time to time include commercial, tort, intellectual property, product liability, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits and mass arbitration claims. The cost of defending against these types of claims against us or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our business. Further, potential claimants may be encouraged to bring suits based on a settlement from us or adverse court decisions against us. We cannot currently assess the likely outcome of such suits, but if the outcome were negative, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and stockholders, that could have a material adverse effect on our reputation, the market price of our common stock and our results of operations, financial condition and cash flows.

We may be impacted by changes in taxation, trade and other regulatory requirements.

We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the IRS and other tax authorities and governmental bodies. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition and cash flows.

There is increased uncertainty with respect to international tax policy and trade relations between the U.S. and other countries. The uncertainty results from, among other things, executive actions or legislative priorities taken, set or under consideration, by the current U.S. presidential administration, major developments in tax policy or trade relations (including the imposition of unilateral tariffs on imported products), and Organization for Economic Cooperation and Development actions adopted in certain jurisdictions. These actions, legislation and developments could have a material adverse effect on our results of operations, financial condition and cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY

The Company has developed an information security program to address material risks from cybersecurity threats, which is integrated within our overall enterprise risk management program. The program includes policies and procedures that identify how security measures and controls are developed, implemented and maintained. Under the information security program, the Company performs one or more cyber risk assessments each year based on recognized industry best practices and standards and cyber threat intelligence. The risk assessments, together with risk-based analysis and judgment, are used to determine security controls to address identified risks. The Company considers the following factors, among others, during its risk and control implementation assessments: the likelihood and severity of the risk; the impact on the Company, the Company's customers, associates and stockholders, and others if a risk materializes; the feasibility and cost of controls; and the impact of controls on operations and others.

The Company's information security program currently includes the following controls, which are deployed as the Company deems applicable:

- endpoint threat detection and response;
- identity and access management;
- privileged access management;
- logging and monitoring involving the use of security information and event management;
- multi-factor authentication;
- firewalls and intrusion detection and prevention;
- web application firewalls and bot security tools; and
- vulnerability and patch management.

All of the Company's office-based associates and certain distribution and fulfillment center associates undergo mandatory security awareness training at the time of hiring and on an annual basis thereafter. The Company's store-based associates receive ad hoc awareness communications and are provided with cybersecurity awareness materials as part of the store operating manual.

The Company uses third-party security firms in different capacities to provide or operate some of these controls and technology systems, including cloud-based platforms and services. Third parties are used to conduct assessments, such as vulnerability scans and penetration testing. The Company uses a variety of processes to address cybersecurity threats related to the use of third-party technology and services, including pre-acquisition diligence, imposition of contractual obligations and performance monitoring.

As part of the Company's overall enterprise risk management program, the Company has developed business continuity and disaster recovery plans, which include measures to respond to potential disruptions to our information technology systems (or information technology systems of third parties on which we rely). The Company also maintains a written information security incident response plan and conducts tabletop exercises to enhance incident response preparedness. The Company is also a member of an industry cybersecurity intelligence and risk sharing organization.

The Company (or third parties on which it relies) may not be able to fully, continuously and effectively implement security controls as designed or intended. As described above, the Company utilizes a risk-based approach and judgment to determine the security controls to implement, and it is possible that the Company may not implement appropriate controls if management does not recognize, or underestimates, a particular risk. In addition, security controls, no matter how well designed or implemented, may only partially mitigate, but not fully eliminate, risks. Security events, when detected by security tools or third parties, may not always be immediately understood or acted upon by the Company (or by third parties it relies upon).

The Company, like many retailers, relies upon third-party service providers, such as payment processors and network providers, that have faced risks from threat actors and cybercriminal groups that seek to steal payment card data, consumer data, and other sensitive information; disrupt critical information technology systems; and/or demand ransom payments. Although the Company has implemented controls to address these risks, if these risks were to materialize, such as in the event of a cybersecurity incident causing the networks of a third-party payment processor to not be operational, the impact to the Company could be material.

We have not identified risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, we continue to face risks from cybersecurity threats that, if realized, may have such material effect. Despite our ongoing efforts, we cannot provide complete assurance that our cybersecurity risk management processes will be effective in detecting, preventing, or mitigating such cybersecurity risks. See also "We have undertaken a multi-year initiative to upgrade our digital and information technology systems and capabilities. We significantly rely on our, and our third-party service providers', ability to successfully implement, upgrade and sustain information technology systems and to protect associated data and system availability" and "Any significant compromise or breach of our data security, including the security of customer, associate, third-party or Company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows" in Item 1A. Risk Factors of this Annual Report on Form 10-K for a discussion of cybersecurity risks that could have a material impact on the Company, which sections should be read in conjunction with this Item 1C.

The Company's Chief Information Security Officer ("CISO") is the member of the Company's management team with primary responsibility for the development, operation and maintenance of the Company's information security program. The CISO holds a master of science degree in information assurance and has approximately 24 years of cybersecurity experience with Fortune 500 financial, defense, consulting and retail companies. The Company's Audit Committee oversees the Company's information security program at the Board level. The Audit Committee, which is composed entirely of independent members of the Board, receives reports directly from the CISO at least twice per year regarding the Company's cybersecurity program, including reports regarding items such as cybersecurity policies and practices, cybersecurity program resources, third-party

assessments of the Company's information security program, key risks related to the Company's information security program and the Company's mitigating controls.

As described above, the Company maintains an information security incident response plan that includes processes and procedures for evaluating and escalating cybersecurity incidents to, as determined to be appropriate, the Company's executive management team and members of the Board. The initial impact level of each cybersecurity event is evaluated by a designated team of information security specialists using risk criteria that have been defined and approved by the Company's executive management team and reviewed with the Company's Audit Committee. If escalated, the incident is evaluated by a cross-functional core and extended team, as applicable, of Company managers that includes the Company's CISO and the Company's designated internal legal counsel, as well as identified associates from across the Company's business and functions, as applicable. Cybersecurity incidents are assigned incident impact levels based on the core team's determination of potential impact to the Company. The core team employs defined risk criteria to classify incidents and escalate incidents accordingly. Based on the severity classification assigned by the core team, incidents may be escalated to representatives of the Company's executive management team (which includes the Company's Disclosure Committee), the Chairs of the Board and the Audit Committee, other members of the Audit Committee and/or the full Board. The incident response plan, which also incorporates processes to engage identified third-party cybersecurity consultants, advisors and response services, provides for continuous re-evaluation of identified cybersecurity incidents by the appropriate levels of management to ensure that the Company is able to satisfy its disclosure obligations under relevant rules and regulations.

The Company has an Enterprise Risk Management function that oversees the identification prioritization and mitigation of the Company's enterprise risks, and cybersecurity is a risk category addressed by that function. The Company also has a Cybersecurity and Privacy Risk Council, which is composed of representatives of the Company's senior management and operates to deliver management-level oversight of cybersecurity matters. The Company uses governance, risk and compliance tools to assess, identify and manage its cybersecurity risks.

ITEM 2. PROPERTIES.

Company-Operated

The following table provides the location, use and size of our Company-operated distribution, fulfillment, office and product development facilities as of February 3, 2024:

Location	Use	Approximate Square Footage (in thousands)
Columbus, Ohio area	Office, distribution and fulfillment centers and shipping facilities	5,000
Other North America	Office and product development/design	70

We own five office, distribution center and shipping facilities located in the Columbus, Ohio area comprising approximately 3.9 million square feet. In addition, we operate a 1.1 million square foot leased direct channel fulfillment center located near Columbus, Ohio.

We also lease various other office and product development/design locations in North America, primarily in New York.

As of February 3, 2024, we operated 1,739 and 111 retail stores located in leased facilities throughout the U.S. and Canada, respectively. A substantial portion of our U.S. store leases generally have an initial term of ten years, while our Canadian store leases generally have initial terms of five to ten years. Our store leases expire at various dates between fiscal 2024 and fiscal 2034.

Third-party Operated Fulfillment and Distribution Centers

We utilize five permanent third-party operated direct channel fulfillment centers in North America, comprising approximately 2.8 million square feet. We also utilize six third-party operated regional distribution centers in North America, comprising approximately 1.1 million square feet, that enable us to position inventory geographically closer to our customers.

International Partner-operated Stores

As of February 3, 2024, our partners operated 485 retail stores in more than 40 international countries.

ITEM 3. LEGAL PROCEEDINGS.

We are a defendant in a variety of lawsuits arising in the ordinary course of business. Actions filed against the Company from time to time may include commercial, tort, intellectual property, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, our current legal proceedings are not expected to have a material adverse effect on our results of operations, financial condition or cash flows.

Fair and Accurate Credit Transactions Act Cases

We were named as a defendant in three putative class actions: *Smidga, et al. v. Bath & Body Works, LLC* in the Allegheny County, Pennsylvania Court of Common Pleas; *Dahlin v. Bath & Body Works, LLC* in the Santa Barbara County, California Superior Court; and *Blanco v. Bath & Body Works, LLC* in the Cook County, Illinois Circuit Court. The complaints each alleged that we violated the Fair and Accurate Credit Transactions Act by printing more than the last five digits of credit or debit card numbers on customers' receipts and, among other things, sought statutory damages, attorneys' fees and costs. The *Blanco* case was sent to individual arbitration by court order, and we finalized a settlement of the case during the first quarter of 2024 that has resolved the arbitration and lawsuit. We also reached an agreement with the plaintiffs in the *Smidga* and *Dahlin* cases that will resolve those matters, subject to court approval. The resolutions of these claims are not expected to have a material adverse effect on our results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is traded on the NYSE under the symbol "BBWI." As of February 3, 2024, the Company had approximately 27,000 stockholders of record. This number excludes persons whose stock is held in nominee or street name by brokers.

Dividend Policy

We paid a quarterly dividend of $0.20 per share during each quarter of 2023. Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements, the macroeconomic environment as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends. For additional discussion regarding our dividends, see "Liquidity and Capital Resources" included under Item 7. of this Annual Report on Form 10-K.

Performance Graph

The following graph shows the changes, over the past five-year period, in the value of $100 invested at the closing stock price on February 2, 2019, including the reinvestment of dividends, in our common stock, the Standard & Poor's ("S&P") 500 Composite Stock Price Index and the S&P 500 Consumer Discretionary Distribution & Retail Index. The Company's stock prices prior to August 3, 2021 have been adjusted to give effect to the Victoria's Secret spin-off.



Common Stock Repurchases

The following table provides our repurchases of our common stock during the fourth quarter of 2023:

Fiscal Period	Total Number of Shares Purchased (a)	Average Price Paid per Share (b)		Total Number of Shares Purchased as Part of Publicly Announced Programs (c)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Programs (c)(d)	
	(in thousands)			(in thousands)		
November 2023	477	$	30.53	473	$	73,353
December 2023	496		37.98	479		55,076
January 2024	387		42.96	379		538,774
Total	1,360			1,331		

_____

(a)   The total number of shares repurchased includes shares repurchased as part of publicly announced programs, with the remainder relating to shares in connection with tax payments due upon vesting of associate restricted share and performance share unit awards and the use of our stock to pay the exercise price on associate stock options.

(b)   The average price paid per share includes any broker commissions.

(c)   For additional share repurchase program information, see Note 14 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(d)   The January 2024 amount includes the new $500 million share repurchase program authorized by the Board in January 2024.

ITEM 6. [Reserved]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as codified in the Accounting Standards Codification ("ASC"). The following information should be read in conjunction with our financial statements and the related notes included in Item 8. Financial Statements and Supplementary Data.

Our operating results are generally impacted by economic changes and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators including competitor performance and traffic data. These indicators can provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including net sales, gross profit, operating income and other performance metrics, such as sales per average selling square foot and sales per average store, in assessing our performance.

On August 2, 2021, we completed the tax-free spin-off of our Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company. Accordingly, the operating results of, and fees to separate, the Victoria's Secret business are reported in Income from Discontinued Operations, Net of Tax in the Consolidated Statements of Income for all applicable periods presented. Unless otherwise noted, all amounts, percentages and discussions reflect only the financial condition and results of operations of our continuing operations.

A discussion regarding our financial condition and results of operations for 2023 compared to 2022 is presented below. A discussion regarding our financial condition and results of operations for 2022 compared to 2021 can be found under Item 7. of our Annual Report on Form 10-K for the year ended January 28, 2023, filed with the SEC on March 17, 2023.

Executive Overview

In 2023, we managed our business in the face of macroeconomic pressures that affected customer behavior. Throughout the year, we experienced pressure on basket size and were impacted by decreased consumer savings rates as well as geopolitical unrest. Additionally, we continued to experience post-pandemic normalization of our candle and sanitizer categories following our accelerated growth in these categories during 2020 and 2021. The strong momentum that we experienced during 2020 and 2021 has been normalizing as customers return to work away from their homes and their spending patterns change accordingly.

During 2023, our leadership team was focused on executing on strategic initiatives to transform our business and return it to sustainable and profitable Net Sales growth, while controlling costs and improving efficiencies. Below are several highlights from 2023:

- Reached approximately 37 million active members in our loyalty program as of February 3, 2024. Our loyalty program aims to attract new customers and deepen our engagement with our existing customers.

- Successfully launched our new men's grooming, including face and beard care, hair and shave; fragrant haircare; and laundry categories, demonstrating our ability to innovate and deliver newness to our customers and extend our reach through new category adjacencies.

- Expanded our fast-growing men's shop to all of our U.S. and Canadian stores.

- Completed the rollout of our buy online-pick up in store ("BOPIS") option to all U.S. stores, enabling a seamless omnichannel experience for our customers.

- Completed the reformulation of all of our hand soaps and body care products to remove parabens and sulfates.

- Introduced personalized recommendations on our website and mobile application, social proofing and loyalty point accelerators. These capabilities follow the substantial completion of our information technology separation from Victoria's Secret in the second quarter of 2023.

- Delivered approximately $150 million of cost reductions as part of our cost optimization work, exceeding our initial goal of $100 million for fiscal 2023.

Fiscal 2023 Overview

We utilize the retail calendar for reporting. As such, the results for fiscal 2023 represent the 53-week period ended February 3, 2024, and the results for 2022 represent the 52-week period ended January 28, 2023. The extra week in 2023 resulted in $81 million of Net Sales and approximately $0.05 of Net Income from Continuing Operations per Diluted Share.

For 2023, Net Sales decreased $131 million, or 2%, to $7.429 billion, compared to 2022. In our stores and direct channels, Net Sales increased 1% to $5.507 billion, and decreased 9% to $1.582 billion, respectively. Our Net Sales in North America declined primarily due to a decrease in both average dollar sales and total transactions, partially offset by the Net Sales from the 53rd week in 2023. In our international business, 2023 Net Sales were $340 million, which was about flat to 2022.

For 2023, our Gross Profit decreased $19 million, or 1%, to $3.236 billion compared to 2022, and our Gross Profit rate (expressed as a percentage of Net Sales) increased approximately 50 basis points. The decline in Gross Profit was due to the decline in Net Sales and an increase in Buying and Occupancy Expenses, partially offset by an increase in merchandise margin dollars and rate. The Gross Profit rate increase was due to an improvement to the merchandise margin rate driven by deflation in our cost structure, lower product costs, reduced transportation costs and increased average unit retails, partially offset by our continued investment in product reformulations and packaging innovation.

For 2023, our General, Administrative and Store Operating Expenses increased $72 million, or 4%, to $1.951 billion compared to 2022, and our General, Administrative and Store Operating Expenses rate (expressed as a percentage of Net Sales) increased approximately 140 basis points. These increases were primarily driven by investments in technology and marketing, partially offset by the benefits of our cost optimization initiatives.

Taking the above into account, our 2023 Operating Income decreased $91 million, or 7%, to $1.285 billion compared to 2022, and our Operating Income rate (expressed as a percentage of Net Sales) decreased approximately 90 basis points. For additional information related to our 2023 financial performance, see "Results of Operations – 2023 Compared to 2022."

Fiscal 2024 Outlook

We anticipate continuing macroeconomic pressures as well as continuing post-pandemic normalization of candles and sanitizers in fiscal 2024. We expect the normalization to moderate as we move through the year. We plan to deliver growth from our core categories, supported by newness and seasonal storytelling; reaching more consumers with the continued rollout of our new category adjacencies including men's, hair, lip, and laundry; and the acquisition of more loyal and engaged customers driven by enhanced loyalty capabilities and personalized digital experiences supported by our technology and marketing investments. We expect that our technology investments will be comparable to fiscal 2023, albeit shifting from investments that in 2023 were primarily focused on IT separation to investments to enhance our omnichannel capabilities and support the growth and profitability of our business, while also enhancing the security of and otherwise reducing risks associated with our IT systems. Our total cost optimization goal is now approximately $250 million, up from our previous goal of approximately $200 million, and we now expect to drive approximately $100 million in incremental savings in 2024. Our cost optimization efforts span both Gross Profit and General, Administrative and Store Operating Expenses.

In 2024, we expect the merchandise margin rate to improve compared to 2023, driven by anticipated modest average unit retail expansion and product cost declines. The lower product costs reflect the expected benefits of our strategic initiatives and

continued deflation but are expected to be partially offset by reinvestment into product restages, reformulations and innovation. We expect Buying and Occupancy Expenses to deleverage compared to 2023, driven by continued investments into our store real estate. General, Administrative and Store Operating Expenses are expected to deleverage compared to 2023, primarily driven by the higher marketing investments as well as wage inflation, both of which we expect will be partially offset by our cost optimization initiatives.

Adjusted Financial Information from Continuing Operations

In addition to our results provided in accordance with GAAP above and throughout this Annual Report on Form 10-K, provided below are non-GAAP measures that present Net Income from Continuing Operations and Net Income from Continuing Operations Per Diluted Share in 2023 on an adjusted basis, which removes certain special items. We believe that these special items are not indicative of our ongoing operations due to their size and nature. We did not make any adjustments to our reported results in 2022. We use adjusted financial information as key performance measures for the purpose of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definitions of adjusted financial information may differ from similarly titled measures used by other companies.

The tables below reconciles the GAAP financial measures to the non-GAAP financial measures:

(in millions, except per share amounts)	2023
Reconciliation of Reported Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations	
Reported Net Income from Continuing Operations	$ 878
Impairment of Equity Method Investment (a)	8
Gain on Extinguishment of Debt (b)	(34)
Tax Effect of Special Items included in Other Income	7
Tax Benefit from Foreign Valuation Allowance Release (c)	(112)
Adjusted Net Income from Continuing Operations	$ 747

	2023
Reconciliation of Reported Net Income from Continuing Operations Per Diluted Share to Adjusted Net Income from Continuing Operations Per Diluted Share	
Reported Net Income from Continuing Operations Per Diluted Share	$ 3.84
Impairment of Equity Method Investment (a)	0.04
Gain on Extinguishment of Debt (b)	(0.15)
Tax Effect of Special Items included in Other Income	0.03
Tax Benefit from Foreign Valuation Allowance Release (c)	(0.49)
Adjusted Net Income from Continuing Operations Per Diluted Share	$ 3.27

(a) In 2023, we recognized a pre-tax impairment charge of $8 million (after-tax charge of $6 million), included in Other Income, related to an impairment charge on an equity method investment.

(b) In 2023, we recognized pre-tax gains of $34 million (after-tax gain of $26 million), included in Other Income, related to the repurchase and extinguishment of outstanding notes. For additional information, see Note 11 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c) In 2023, we recognized a $112 million tax benefit related to the partial release of a valuation allowance on a foreign deferred tax asset. For additional information, see Note 10 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Company-Operated Store Data

The following table compares U.S. Company-operated store data for 2023 and 2022:

	2023	2022	% Change
Sales per Average Selling Square Foot (a)	$ 1,074	$ 1,120	(4%)
Sales per Average Store (in thousands) (a)	$ 3,015	$ 3,079	(2%)
Average Store Size (selling square feet)	2,827	2,783	2%
Total Selling Square Feet (in thousands)	4,916	4,712	4%

(a)   Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total selling square footage and store count, respectively.

The following table represents Company-operated store data for 2023:

	Stores January 28, 2023	Opened	Closed	Stores February 3, 2024
United States	1,693	93	(47)	1,739
Canada	109	2	—	111
Total	1,802	95	(47)	1,850

The following table represents Company-operated store data for 2022:

	Stores January 29, 2022	Opened	Closed	Stores January 28, 2023
United States	1,651	90	(48)	1,693
Canada	104	5	—	109
Total	1,755	95	(48)	1,802

Partner-Operated Store Data

The following table represents partner-operated store data for 2023:

	Stores January 28, 2023	Opened	Closed	Stores February 3, 2024
International	401	65	(12)	454
International - Travel Retail	26	5	—	31
Total International	427	70	(12)	485

The following table represents partner-operated store data for 2022:

	Stores January 29, 2022	Opened	Closed	Stores January 28, 2023
International	317	89	(5)	401
International - Travel Retail	21	6	(1)	26
Total International	338	95	(6)	427

Results of Operations—2023 Compared to 2022

Net Sales

The following table provides Net Sales for 2023 in comparison to 2022:

	2023	2022	% Change
	(in millions)		
Stores - U.S. and Canada	$ 5,507	$ 5,476	1%
Direct - U.S. and Canada	1,582	1,745	(9%)
International (a)	340	339	—%
Total Net Sales	$ 7,429	$ 7,560	(2%)

(a)   Results include royalties associated with franchised store and wholesale sales.

The following table provides a reconciliation of Net Sales for 2022 to 2023:

	(in millions)
2022 Net Sales	$ 7,560
Comparable Store Sales	(249)
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net, Excluding Sales Related to the 53rd Week	226
Direct Channel, Excluding Sales Related to the 53rd Week	(176)
International Wholesale, Royalty and Other, Excluding Sales Related to the 53rd Week	(5)
Foreign Currency Translation	(8)
Sales Related to the 53rd Week	81
2023 Net Sales	$ 7,429

For 2023, Net Sales decreased $131 million to $7.429 billion. Net Sales increased in the stores channel $31 million, or 1%, due to Net Sales from net new store growth and the benefit from the 53rd week in 2023, partially offset by a decline in average dollar sales. Direct Net Sales decreased $163 million, or 9%, due to a decline in orders, which was partially due to our customers continuing to select our BOPIS option (which is recognized as store Net Sales) as we completed our rollout of BOPIS capabilities to our U.S. stores in the first quarter of 2023, partially offset by the benefit from the 53rd week in 2023. International Net Sales were about flat to 2022.

In terms of category performance for our North American business, sales in candles, sanitizers and soaps, and accessories related to those categories, declined compared to 2022, primarily driven by continuing category normalization following the COVID-19 pandemic. Total body care sales were about flat compared to 2022, as growth in our men's, travel, hair and lip lines were offset by declines in other body care categories.

Gross Profit

For 2023, our Gross Profit decreased $19 million to $3.236 billion, and our Gross Profit rate (expressed as a percentage of Net Sales) increased to 43.6% from 43.1% in 2022. Gross Profit decreased due to the decline in Net Sales and an increase in occupancy expenses primarily associated with store growth. These decreases were partially offset by an increase in merchandise margin dollars and rate driven by deflation in our cost structure, lower product costs, reduced transportation costs and increased average unit retails, partially offset by our continued investment in product reformulations and packaging innovation.

The Gross Profit rate increased due to the increase in the merchandise margin rate driven by the factors discussed above, partially offset by increased occupancy expenses and Buying and Occupancy Expense deleverage due to lower Net Sales.

General, Administrative and Store Operating Expenses

The following table provides details for our General, Administrative and Store Operating Expenses for 2023 compared to 2022:

	2023		2022		Change	
	(in millions)	% of Net Sales	(in millions)	% of Net Sales	(in millions)	% of Net Sales
Selling Expenses	$ 1,177	15.8%	$ 1,205	15.9%	$ (28)	(0.1%)
Home Office and Marketing Expenses	774	10.4%	674	8.9%	100	1.5%
Total	$ 1,951	26.3%	$ 1,879	24.9%	$ 72	1.4%

For 2023, our General, Administrative and Store Operating Expenses increased $72 million to $1.951 billion, and the rate (expressed as a percentage of Net Sales) increased to 26.3% from 24.9%. Our Home Office Expenses increased primarily due to higher technology expenses, principally related to IT separation costs as well as strategic investments to drive future growth, marketing expenses and other corporate expenses. Our Selling Expenses decreased primarily due to our cost optimization work related to efficiency in store labor and selling productivity, reduced expense as we optimized our call center and the decline in Net Sales.

The General, Administrative and Store Operating Expense rate increased primarily due to our investments in technology as well as deleverage on lower Net Sales, partially offset by the benefits of our cost optimization work related to Selling Expenses.

Other Income and Expenses

Interest Expense

The following table provides the average daily borrowings and average borrowing rates for 2023 and 2022:

	2023	2022
Average daily borrowings (in millions)	$ 4,695	$ 4,915
Average borrowing rate	7.3%	7.1%

For 2023, our Interest Expense decreased $3 million to $345 million due to lower average daily borrowings, which were driven by the repurchase and early extinguishment of outstanding notes, partially offset by a higher average borrowing rate and the 53rd week in 2023.

Other Income, Net

For 2023, our Other Income was $81 million, primarily related to interest income on cash balances and pre-tax gains of $34 million associated with the repurchase and early extinguishments of outstanding notes, partially offset by a pre-tax impairment charge of $8 million related to an equity method investment. For 2022, our Other Income was $17 million, primarily related to interest income on cash balances.

Provision for Income Taxes

For 2023, our effective tax rate was 13.9% compared to 24.0% in 2022. The 2023 rate was lower than our combined estimated federal and state statutory rate primarily due to the recognition of the tax benefit related to the partial release of a valuation allowance on a foreign deferred tax asset. The 2022 rate was lower than our combined estimated federal and state statutory rate primarily due to the recognition of excess tax benefits recorded through the Consolidated Statement of Income on share-based awards that vested.

FINANCIAL CONDITION

A discussion regarding our financial condition for 2022 compared to 2021 can be found under Item 7. of our Annual Report on Form 10-K for the year ended January 28, 2023, filed with the SEC on March 17, 2023.

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements, future common stock and debt repurchases, and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions and product and market expansions, profit margins, income taxes and inflationary pressures. Historically, our sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period. Our cash and cash equivalents held by foreign subsidiaries were $96 million as of February 3, 2024.

During 2023, we repurchased and extinguished $485 million principal amount of our outstanding senior notes for an aggregate price of $447 million. Additionally, we repurchased 4.096 million shares of our common stock for an aggregate price of $149 million. We may, from time to time, repurchase, or otherwise retire, additional debt or shares of our common stock.

We believe that our current cash position, our cash flow generated from operations and our borrowing capacity under our ABL Facility will be sufficient to meet our liquidity needs, including capital expenditure requirements, for at least the next 12 months.

Debt Leverage Ratio

Our debt leverage ratio is defined as adjusted debt, which includes our long-term debt and total operating lease liabilities, divided by earnings before interest, taxes, depreciation, amortization and rent ("EBITDAR"). EBITDAR is calculated as operating income, which excludes interest and taxes, before depreciation, amortization and lease costs. Our debt leverage ratio is a non-GAAP financial measure which we believe is useful to analyze our capital structure. Our debt leverage ratio calculation may not be comparable to similarly-titled measures reported by other companies. Our debt leverage ratio should be evaluated in addition to, and not considered a substitute for, other GAAP financial measures.

The following table provides our debt leverage ratio as of, and for the years ended, February 3, 2024 and January 28, 2023:

	February 3, 2024		January 28, 2023
	(dollars in millions)		
Long-term Debt	$ 4,388	$	4,862
Total Operating Lease Liabilities	1,185		1,191
Adjusted Debt	$ 5,573	$	6,053
Operating Income	$ 1,285	$	1,376
Depreciation and Amortization	269		221
Total Lease Costs	402		382
EBITDAR	$ 1,956	$	1,979
Debt Leverage Ratio	2.8		3.1

Cash Flows

The following table provides a summary of our Consolidated Statements of Cash Flows for 2023 and 2022:

	2023		2022
	(in millions)		
Cash and Cash Equivalents, Beginning of Year	$ 1,232	$	1,979
Net Cash Flows Provided by Operating Activities	954		1,144
Net Cash Flows Used for Investing Activities	(286)		(328)
Net Cash Flows Used for Financing Activities	(815)		(1,562)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	(1)		(1)
Net Decrease in Cash and Cash Equivalents	(148)		(747)
Cash and Cash Equivalents, End of Year	$ 1,084	$	1,232

Operating Activities

Net cash provided by operating activities in 2023 was $954 million, including net income of $878 million. Net income included depreciation of $269 million, a deferred income tax benefit of $128 million, share-based compensation expense of $43 million and pre-tax gains on extinguishment of debt of $34 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the $109 million decrease associated with Accounts Payable, Accrued Expenses and Other and the $34 million increase associated with Income Taxes Payable.

Net cash provided by operating activities in 2022 was $1.144 billion, including net income of $800 million (which included Income from Discontinued Operations, Net of Tax of $6 million). Net income included depreciation of $221 million, share-based compensation expense of $38 million and deferred income tax expense of $17 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were the $44 million increase associated with Accounts Payable, Accrued Expenses and Other and the $39 million increase associated with Income Taxes Payable.

Investing Activities

Net cash used for investing activities in 2023 was $286 million, primarily related to capital expenditures. The capital expenditures included approximately $155 million related to new off-mall stores and remodels of existing stores, approximately $85 million for various IT projects primarily supporting the separation of our IT systems from Victoria's Secret's IT systems and approximately $40 million related to distribution and logistics capabilities.

Net cash used for investing activities in 2022 was $328 million related to capital expenditures. The capital expenditures included approximately $164 million related to new off-mall stores and remodels of existing stores. The remaining capital expenditures were primarily related to our Company-operated direct channel fulfillment center that became operational in 2022 and various IT projects primarily supporting the separation of our IT systems from Victoria's Secret's IT systems.

In 2024, we expect to continue to prioritize investments in our business. We expect to invest between $300 million and $325 million in capital projects during 2024.

Financing Activities

Net cash used for financing activities in 2023 was $815 million, primarily consisting of $447 million for open market debt repurchases, dividend payments of $0.80 per share, or $182 million, $148 million for share repurchases, $15 million for payments on finance leases and tax payments of $11 million related to share-based awards.

Net cash used for financing activities in 2022 was $1.562 billion consisting of $1.312 billion in payments for share repurchases, including the payment of $1 billion related to our ASR (as defined in Note 14 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data), dividend payments of $0.80 per share, or $186 million, tax payments of $32 million related to share-based awards and net payments of $25 million to Victoria's Secret related to the spin-off.

Common Stock and Debt Repurchases

Our Board will determine share and debt repurchase authorizations, giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our share and debt repurchase programs. The timing and amount of any repurchases will be made at our discretion, taking into account a number of factors, including market conditions.

Common Stock Repurchases

2022 Repurchase Program

In February 2022, the Board authorized a $1.5 billion share repurchase program (the "February 2022 Program"). Under the February 2022 Program, we repurchased the following shares of our common stock during 2023:

Repurchase Program	Amount Authorized	Shares Repurchased	Amount Repurchased	Average Stock Price
	(in millions)	(in thousands)	(in millions)	
February 2022	$ 1,500	4,096	$ 149	$ 36.38

The February 2022 Program had $39 million of remaining authority as of February 3, 2024. There were share repurchases of $1 million reflected in Accounts Payable on the February 3, 2024 Consolidated Balance Sheet. Subsequent to February 3, 2024 through March 22, 2024, we repurchased an additional 606 thousand shares of our common stock for $27 million under the February 2022 Program.

2024 Repurchase Program

In January 2024, our Board authorized a new $500 million share repurchase program (the "January 2024 Program"). As of March 22, 2024, we had not repurchased any shares under the January 2024 Program.

Dividend Policy and Procedures

Our Board will determine future dividends after giving consideration to our levels of profit and cash flow, capital requirements, current and forecasted liquidity, the restrictions placed upon us by our borrowing arrangements as well as financial and other conditions existing at the time. We use cash flow generated from operating and financing activities to fund our dividends.

We paid the following dividends during 2023 and 2022:

	Ordinary Dividends (per share)		Total Paid (in millions)	
2023				
First Quarter	$	0.20	$	46
Second Quarter		0.20		46
Third Quarter		0.20		45
Fourth Quarter		0.20		45
2023 Total	$	0.80	$	182
2022				
First Quarter	$	0.20	$	48
Second Quarter		0.20		46
Third Quarter		0.20		46
Fourth Quarter		0.20		46
2022 Total	$	0.80	$	186

On March 8, 2024, we paid our first quarter 2024 dividend of $0.20 per share to stockholders of record at the close of business on February 23, 2024.

Long-term Debt and Borrowing Facility

The following table provides our outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts, as of February 3, 2024 and January 28, 2023:

	February 3, 2024 (in millions)		January 28, 2023 (in millions)	
Senior Debt with Subsidiary Guarantee				
$314 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$	313	$	317
$297 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")		287		283
$462 million, 5.250% Fixed Interest Rate Notes due February 2028 ("2028 Notes")		460		498
$500 million, 7.500% Fixed Interest Rate Notes due June 2029 ("2029 Notes")		492		491
$938 million, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")		930		991
$811 million, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")		806		993
$613 million, 6.750% Fixed Interest Rate Notes due July 2036 ("2036 Notes")		608		694
Total Senior Debt with Subsidiary Guarantee		3,896		4,267
Senior Debt				
$294 million, 6.950% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")		293		349
$201 million, 7.600% Fixed Interest Rate Notes due July 2037 ("2037 Notes")		199		246
Total Senior Debt		492		595
Total Long-term Debt	$	4,388	$	4,862

Repurchases of Notes

During 2023, we repurchased in the open market and extinguished $485 million principal amount of our outstanding senior notes. The aggregate repurchase price for these notes was $447 million, resulting in pre-tax gains of $34 million, net of the write-off of unamortized issuance costs. These gains are included in Other Income in the 2023 Consolidated Statement of Income.

The following table provides details of the outstanding principal amount of senior notes repurchased and extinguished during 2023:

	(in millions)
2025 Notes	$ 6
2028 Notes	38
2030 Notes	62
2033 Notes	56
2035 Notes	189
2036 Notes	87
2037 Notes	47
Total	$ 485

Subsequent to February 3, 2024 through March 22, 2024, we repurchased in the open market and extinguished $45 million principal amount of our outstanding senior notes for an aggregate repurchase price of $45 million.

Asset-backed Revolving Credit Facility

We and certain of our 100% owned subsidiaries guarantee and pledge collateral to secure our ABL Facility. The ABL Facility, which allows borrowings and letters of credit in U.S. dollars or Canadian dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

In the second quarter of 2023, we amended our ABL Facility to replace the London Interbank Offer Rate-based rate with a Secured Overnight Financing Rate ("SOFR") based rate as the interest rate benchmark on U.S. dollar borrowings. This amendment made no other material changes to the terms of the ABL Facility.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on our eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, we are required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of February 3, 2024, our borrowing base was $539 million, and we had no borrowings outstanding under the ABL Facility.

The ABL Facility supports our letter of credit program. We had $10 million of outstanding letters of credit as of February 3, 2024 that reduced our availability under the ABL Facility. As of February 3, 2024, our availability under the ABL Facility was $529 million.

As of February 3, 2024, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was the Term SOFR plus 1.25% per annum and a credit spread adjustment of 0.10% per annum. The interest rate on outstanding Canadian dollar-denominated borrowings was the Canadian Dollar Offered Rate plus 1.25% per annum.

The ABL Facility requires us to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of February 3, 2024, we were not required to maintain this ratio.

Credit Ratings

The following table provides our credit ratings as of February 3, 2024:

	Moody's	S&P
Corporate	Ba2	BB
Senior Unsecured Debt with Subsidiary Guarantee	Ba2	BB
Senior Unsecured Debt	B1	B+
Outlook	Stable	Stable

Guarantor Summarized Financial Information

Certain of our subsidiaries, which are listed on Exhibit 22 to this Annual Report on Form 10-K, have guaranteed our obligations under the 2025 Notes, 2027 Notes, 2028 Notes, 2029 Notes, 2030 Notes, 2035 Notes and 2036 Notes (collectively, the "Notes").

The Notes have been issued by Bath & Body Works, Inc. (the "Parent Company"). The Notes are its senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured obligations, are senior to

any of our future subordinated indebtedness, are effectively subordinated to all of our existing and future indebtedness that is secured by a lien and are structurally subordinated to all existing and future obligations of each of our subsidiaries that do not guarantee the Notes.

The Notes are fully and unconditionally guaranteed on a joint and several basis by certain of our wholly-owned subsidiaries, including certain subsidiaries that also guarantee our obligations under our ABL Facility (such guarantees, the "Guarantees"; and, such guaranteeing subsidiaries, the "Subsidiary Guarantors"). The Guarantees of the Subsidiary Guarantors are subject to release in limited circumstances only upon the occurrence of certain customary conditions. Each Guarantee is limited, by its terms, to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor subject to avoidance under applicable fraudulent conveyance provisions of U.S. and non-U.S. law.

The following tables set forth summarized financial information for the Parent Company and the Subsidiary Guarantors on a combined basis after elimination of (i) intercompany transactions and balances among the Parent Company and the Subsidiary Guarantors and (ii) investments in and equity in the earnings of non-Guarantor subsidiaries.

FEBRUARY 3, 2024 SUMMARIZED BALANCE SHEET (in millions)

ASSETS		
Current Assets (a)	$	2,545
Noncurrent Assets		2,554

LIABILITIES		
Current Liabilities (b)	$	2,935
Noncurrent Liabilities		5,650

_____

(a)   Includes amounts due from non-Guarantor subsidiaries of $622 million as of February 3, 2024.

(b)   Includes amounts due to non-Guarantor subsidiaries of $1.905 billion as of February 3, 2024.

2023 SUMMARIZED STATEMENT OF INCOME (in millions)

Net Sales (a)	$	7,173
Gross Profit		3,006
Operating Income		1,173
Income Before Income Taxes		905
Net Income (b)		696

_____

(a)   Includes Net Sales of $287 million to non-Guarantor subsidiaries.

(b)   Includes a Net Loss of $9 million related to transactions with non-Guarantor subsidiaries.

Contingent Liabilities and Contractual Obligations

The following table provides our contractual obligations, aggregated by type, including the maturity profile as of February 3, 2024:

	Total		Less Than 1 Year		1-3 Years		4-5 Years		More Than 5 Years		Other
					(in millions)						
Long-term Debt (a)	$ 6,859	$	306	$	1,168	$	963	$	4,422	$	—
Future Lease Obligations (b)	1,539		270		522		362		385		—
Purchase Obligations (c)	695		527		107		51		10		—
Other Liabilities (d)	186		131		17		—		—		38
Total	$ 9,279	$	1,234	$	1,814	$	1,376	$	4,817	$	38

_____

(a)   Long-term Debt obligations relate to our principal and interest payments for outstanding notes and debentures. Interest payments have been estimated based on the coupon rate for fixed rate obligations. Interest obligations exclude

amounts which have been accrued through February 3, 2024. For additional information, see Note 11 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(b)   Future lease obligations primarily represent minimum payments due under store lease agreements. For additional information, see Note 7 to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

(c)   Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d)   Other liabilities include future estimated payments associated with unrecognized tax benefits. The "Less Than 1 Year" category includes $118 million of these tax items because it is reasonably possible that the amounts could change in the next 12 months due to audit settlements or resolution of uncertainties. The remaining portion, totaling $38 million, is included in the "Other" category as it is not reasonably possible that the amounts could change in the next 12 months. In addition, we have a remaining liability of $30 million related to the deemed repatriation tax on our undistributed foreign earnings resulting from the Tax Cuts and Jobs Act, of which $13 million is expected to be paid in 2024, and the remaining $17 million is expected to be paid in 2025. For additional information, see Note 10 to the Consolidated Financial Statements in Item 8. Financial Statements and Supplementary Data.

Lease Guarantees

In connection with the spin-off of Victoria's Secret and the disposal of a certain other business, we had remaining contingent obligations of $263 million as of February 3, 2024 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. Our reserves related to these obligations were not significant for any period presented.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, that expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance, and applies to companies with a single reportable segment. The standard is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting this standard on our disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* that requires enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and may be applied either prospectively or retrospectively. We are currently evaluating the impact of adopting this standard on our disclosures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, valuation of long-lived store assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Management has discussed the development and selection of our critical accounting policies and estimates with the Audit Committee of our Board and believes the following assumptions and estimates are most significant to reporting our results of operations and financial position.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.

We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and current operating trends.

Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted Net Income by approximately $2 million for 2023. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted Net Income by approximately $2 million for 2023.

Valuation of Long-lived Store Assets

Long-lived store assets, which include leasehold improvements, store-related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, we determine the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets are determined using Level 3 inputs within the fair value hierarchy.

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.

Claims and Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and contingencies in the Consolidated Financial Statements is based on management's view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable) or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Significant judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. In determining our provision for income taxes, we consider permanent differences between book and tax income and statutory income tax rates. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of the Company's operations and the level of earnings.

We follow the authoritative guidance included in ASC 740, *Income Taxes*, which contains a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from our established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available.

Revenue Recognition

We recognize revenue based on the amount we expect to receive when control of the goods or services is transferred to our customer. We recognize sales upon customer receipt of merchandise, which for direct channel revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. Our shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. We also provide a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

We offer a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to rewards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while rewards expire if unused after approximately three months. We allocate revenue to points earned on qualifying purchases and defer recognition of revenue until the rewards are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.

We sell gift cards with no expiration dates to customers. We do not charge administrative fees on unused gift cards. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize revenue on unredeemed gift cards when the likelihood of the gift cards being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion to, and over the same period as, actual gift card redemptions. We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage revenue is included in Net Sales in the Consolidated Statements of Income.

We also recognize revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market Risk

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in foreign currency exchange rates or interest rates. We may use derivative financial instruments like foreign currency forward contracts, cross-currency swaps and interest rate swap arrangements to manage exposure to market risks. We do not use derivative financial instruments for trading purposes.

Foreign Exchange Rate Risk

Our Canadian dollar denominated earnings are subject to exchange rate risk as substantially all our merchandise sold in Canada is sourced through U.S. dollar transactions. Although we utilize foreign currency forward contracts to partially offset risks associated with our operations in Canada, these measures may not succeed in offsetting all the short-term impact of foreign currency rate movements and generally may not be effective in offsetting the long-term impact of sustained shifts in foreign currency rates.

Further, although our royalty arrangements with our international partners are denominated in U.S. dollars, the royalties we receive in U.S. dollars are calculated based on sales in the local currency. As a result, our royalties in these arrangements are exposed to foreign currency exchange rate fluctuations.

Interest Rate Risk

Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with our investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objectives of our investment activities are the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.

All of our Long-term Debt as of February 3, 2024 has fixed interest rates. We will from time to time adjust our exposure to interest rate risk by entering into interest rate swap arrangements. Our exposure to interest rate changes is limited to the fair value of the debt issued, which would not have a material impact on our earnings or cash flows.

Concentration of Credit Risk

We maintain cash and cash equivalents and derivative contracts with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. Our investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits. We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

Fair Value Measurements

The following table provides a summary of the principal value and estimated fair value of outstanding Long-term Debt as of February 3, 2024 and January 28, 2023:

	February 3, 2024		January 28, 2023	
	(in millions)			
Principal Value	$	4,430	$	4,915
Fair Value, Estimated (a)		4,456		4,707

_____

(a) The estimated fair values are based on reported transaction prices and are not necessarily indicative of the amounts that we could realize in a current market exchange.

As of February 3, 2024, we believe that the carrying values of our Accounts Receivable, Accounts Payable and Accrued Expenses approximate their fair values because of their short maturities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

BATH & BODY WORKS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Our fiscal year ends on the Saturday nearest to January 31. Fiscal years are designated in the Consolidated Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for fiscal 2023 refer to the 53-week period ended February 3, 2024. The results for fiscal 2022 and fiscal 2021 refer to 52-week periods ended January 28, 2023 and January 29, 2022, respectively.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 3, 2024. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria).

Based on our assessment and the COSO criteria, management believes that the Company maintained effective internal control over financial reporting as of February 3, 2024.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young LLP's report appears on the following page and expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of February 3, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Bath & Body Works, Inc.'s internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Bath & Body Works, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 3, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 3, 2024 and January 28, 2023, the related consolidated statements of income, comprehensive income, total equity (deficit) and cash flows for each of the three years in the period ended February 3, 2024, and the related notes and our report dated March 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Grandview Heights, Ohio
March 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Bath & Body Works, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bath & Body Works, Inc. (the Company) as of February 3, 2024 and January 28, 2023, the related consolidated statements of income, comprehensive income, total equity (deficit) and cash flows for each of the three years in the period ended February 3, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 3, 2024 and January 28, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 3, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 22, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Loyalty Program

Description of the Matter

The Company offers a loyalty program that enables customers the ability to earn points and redeem rewards. As described in Note 1 to the consolidated financial statements, the Company allocates revenue to points earned on qualifying purchases and defers recognition until the rewards are redeemed. The amount of revenue deferred is based on the relative standalone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.

Auditing the Company's estimate of loyalty deferred revenue was complex as the calculation involved management's assumptions, such as the standalone selling price and expected redemption rate, which drive the revenue deferral.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's estimation process and controls supporting the measurement and recognition of the amount of loyalty revenue deferred. This included testing controls over management's review of the assumptions and other inputs used in the estimation and the completeness and accuracy of issuance and redemption data used in the calculation.

Our audit procedures included, among others, evaluating the methodology used, analyzing the significant assumptions discussed above, and testing the accuracy and completeness of the underlying data used in management's calculation. To test the standalone selling price per reward, we validated that the price per reward was appropriate based on purchases by loyalty members. To audit the redemption rate, we tested redemption activity and compared the results of that testing to the redemption rate used by management in its estimate. We also considered recent trends in redemption activity and the impact on the redemption rate. In addition, we performed sensitivity analyses of significant assumptions to evaluate the change in the deferral amounts.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2003.

Grandview Heights, Ohio

March 22, 2024

	2023	2022	2021
Net Sales	$ 7,429	$ 7,560	$ 7,882
Costs of Goods Sold, Buying and Occupancy	(4,193)	(4,305)	(4,027)
Gross Profit	3,236	3,255	3,855
General, Administrative and Store Operating Expenses	(1,951)	(1,879)	(1,846)
Operating Income	1,285	1,376	2,009
Interest Expense	(345)	(348)	(388)
Other Income (Loss)	81	17	(198)
Income from Continuing Operations Before Income Taxes	1,021	1,045	1,423
Provision for Income Taxes	143	251	348
Net Income from Continuing Operations	878	794	1,075
Income from Discontinued Operations, Net of Tax	—	6	258
Net Income	$ 878	$ 800	$ 1,333
Net Income per Basic Share			
Continuing Operations	$ 3.86	$ 3.43	$ 4.00
Discontinued Operations	—	0.03	0.96
Total Net Income per Basic Share	$ 3.86	$ 3.45	$ 4.96
Net Income per Diluted Share			
Continuing Operations	$ 3.84	$ 3.40	$ 3.94
Discontinued Operations	—	0.03	0.95
Total Net Income per Diluted Share	$ 3.84	$ 3.43	$ 4.88

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	2023	2022	2021
Net Income	$ 878	$ 800	$ 1,333
Other Comprehensive Income (Loss), Net of Tax:			
Foreign Currency Translation	(2)	(2)	2
Unrealized Gain on Cash Flow Hedges	1	2	1
Reclassification of Cash Flow Hedges to Earnings	(2)	(2)	2
Total Other Comprehensive Income (Loss), Net of Tax	(3)	(2)	5
Total Comprehensive Income	$ 875	$ 798	$ 1,338

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED BALANCE SHEETS
(in millions except par value amounts)

		February 3, 2024		January 28, 2023
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	1,084	$	1,232
Accounts Receivable, Net		224		226
Inventories		710		709
Other		97		99
Total Current Assets		2,115		2,266
Property and Equipment, Net		1,220		1,193
Operating Lease Assets		1,056		1,050
Goodwill		628		628
Trade Name		165		165
Deferred Income Taxes		144		37
Other Assets		135		155
Total Assets	$	5,463	$	5,494
LIABILITIES AND EQUITY (DEFICIT)				
Current Liabilities:				
Accounts Payable	$	380	$	455
Accrued Expenses and Other		608		673
Current Operating Lease Liabilities		181		177
Income Taxes		120		74
Total Current Liabilities		1,289		1,379
Deferred Income Taxes		147		168
Long-term Debt		4,388		4,862
Long-term Operating Lease Liabilities		1,004		1,014
Other Long-term Liabilities		261		276
Shareholders' Equity (Deficit):				
Preferred Stock—$1.00 par value; 10 shares authorized; none issued		—		—
Common Stock—$0.50 par value; 1,000 shares authorized; 240 and 244 shares issued; 225 and 229 shares outstanding, respectively		120		122
Paid-in Capital		838		817
Accumulated Other Comprehensive Income		75		78
Retained Earnings (Accumulated Deficit)		(1,838)		(2,401)
Less: Treasury Stock, at Average Cost; 15 and 15 shares, respectively		(822)		(822)
Total Shareholders' Equity (Deficit)		(1,627)		(2,206)
Noncontrolling Interest		1		1
Total Equity (Deficit)		(1,626)		(2,205)
Total Liabilities and Equity (Deficit)	$	5,463	$	5,494

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF TOTAL EQUITY (DEFICIT)
(in millions except per share amounts)

	Common Stock		Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Treasury Stock, at Average Cost	Noncontrolling Interest	Total Equity (Deficit)
	Shares Outstanding	Par Value						
Balance, January 30, 2021	278	$ 143	$ 891	$ 83	$ (1,421)	$ (358)	$ 1	$ (661)
Net Income	—	—	—	—	1,333	—	—	1,333
Other Comprehensive Income	—	—	—	5	—	—	—	5
Total Comprehensive Income	—	—	—	5	1,333	—	—	1,338
Victoria's Secret Spin-Off	—	—	—	(8)	(175)	—	—	(183)
Cash Dividends ($0.45 per share)	—	—	—	—	(120)	—	—	(120)
Repurchases of Common Stock	(28)	—	—	—	—	(1,964)	—	(1,964)
Treasury Share Retirement	—	(11)	(69)	—	(1,420)	1,500	—	—
Share-based Compensation and Other	4	2	71	—	—	—	—	73
Balance, January 29, 2022	254	$ 134	$ 893	$ 80	$ (1,803)	$ (822)	$ 1	$ (1,517)
Net Income	—	—	—	—	800	—	—	800
Other Comprehensive Loss	—	—	—	(2)	—	—	—	(2)
Total Comprehensive Income	—	—	—	(2)	800	—	—	798
Cash Dividends ($0.80 per share)	—	—	—	—	(186)	—	—	(186)
Repurchases of Common Stock	(7)	—	—	—	—	(312)	—	(312)
Accelerated Share Repurchase Program	(20)	—	—	—	—	(1,000)	—	(1,000)
Treasury Share Retirement	—	(13)	(87)	—	(1,212)	1,312	—	—
Share-based Compensation and Other	2	1	11	—	—	—	—	12
Balance, January 28, 2023	229	$ 122	$ 817	$ 78	$ (2,401)	$ (822)	$ 1	$ (2,205)
Net Income	—	—	—	—	878	—	—	878
Other Comprehensive Loss	—	—	—	(3)	—	—	—	(3)
Total Comprehensive Income	—	—	—	(3)	878	—	—	875
Cash Dividends ($0.80 per share)	—	—	—	—	(182)	—	—	(182)
Repurchases of Common Stock	(4)	—	—	—	—	(149)	—	(149)
Treasury Share Retirement	—	(2)	(14)	—	(133)	149	—	—
Share-based Compensation and Other	—	—	35	—	—	—	—	35
Balance, February 3, 2024	225	$ 120	$ 838	$ 75	$ (1,838)	$ (822)	$ 1	$ (1,626)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	2023		2022		2021	
Operating Activities						
Net Income	$	878	$	800	$	1,333
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:						
Depreciation of Long-lived Assets		269		221		363
(Gain) Loss on Extinguishment of Debt		(34)		—		195
Share-based Compensation Expense		43		38		46
Deferred Income Taxes		(128)		17		45
Impairment of Equity Method Investment		8		—		—
Changes in Assets and Liabilities:						
Accounts Receivable		2		11		(64)
Inventories		(2)		—		(177)
Accounts Payable, Accrued Expenses and Other		(109)		44		(86)
Income Taxes Payable		34		39		(72)
Other Assets and Liabilities		(7)		(26)		(91)
Net Cash Provided by Operating Activities	$	954	$	1,144	$	1,492
Investing Activities						
Capital Expenditures	$	(298)	$	(328)	$	(270)
Other Investing Activities		12		—		11
Net Cash Used for Investing Activities	$	(286)	$	(328)	$	(259)
Financing Activities						
Payments for Long-term Debt	$	(447)	$	—	$	(1,716)
Proceeds from Spin-Off of Victoria's Secret & Co.		—		—		976
Transfers and Payments to Victoria's Secret & Co. related to Spin-Off		(3)		(25)		(376)
Repurchases of Common Stock		(148)		(1,312)		(1,964)
Dividends Paid		(182)		(186)		(120)
Proceeds from Stock Option Exercises		4		6		83
Tax Payments related to Share-based Awards		(11)		(32)		(59)
Payments of Finance Lease Obligations		(15)		(9)		(12)
Other Financing Activities		(13)		(4)		—
Net Cash Used for Financing Activities	$	(815)	$	(1,562)	$	(3,188)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	$	(1)	$	(1)	$	1
Net Decrease in Cash and Cash Equivalents		(148)		(747)		(1,954)
Cash and Cash Equivalents, Beginning of Year		1,232		1,979		3,933
Cash and Cash Equivalents, End of Year	$	1,084	$	1,232	$	1,979

The cash flows related to discontinued operations have not been segregated. Accordingly, the Consolidated Statements of Cash Flows include the results from continuing and discontinued operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BATH & BODY WORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Bath & Body Works, Inc. (the "Company") is a global omnichannel retailer focused on personal care and home fragrance. The Company sells merchandise through its retail stores in the United States of America ("U.S.") and Canada, and through its websites and other channels, under the Bath & Body Works, White Barn and other brand names. The Company's international business is conducted through franchise, license and wholesale partners. The Company operates as and reports a single segment.

On August 2, 2021, the Company completed the tax-free spin-off of its Victoria's Secret business, which included the Victoria's Secret and PINK brands, into an independent publicly traded company (the "Separation"). Accordingly, the operating results of, and fees to separate, the Victoria's Secret business are reported in Income from Discontinued Operations, Net of Tax in the Consolidated Statements of Income for all applicable periods presented. All amounts and disclosures included in the Notes to Consolidated Financial Statements reflect only the Company's continuing operations unless otherwise noted. For additional information, see Note 2, "Discontinued Operations."

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. The Company utilizes the retail calendar for reporting. As a result, "2023" refers to the 53-week period ended February 3, 2024, and "2022" and "2021" refer to the 52-week periods ended January 28, 2023 and January 29, 2022, respectively.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company's Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets. The Company's outstanding checks are included in Accounts Payable on the Consolidated Balance Sheets.

Concentration of Credit Risk

The Company maintains cash and cash equivalents and derivative contracts with various major financial institutions. The Company monitors the relative credit standing of financial institutions with whom it transacts and limits the amount of credit exposure with any one entity. The Company's investment portfolio is primarily composed of U.S. government obligations, U.S. Treasury and AAA-rated money market funds, commercial paper and bank deposits.

The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which it grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are recorded to the allowance when it is determined that expected credit losses may occur.

Inventories

Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.

The Company records valuation adjustments to its inventories if the cost of inventory on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience.

The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management's analysis of historical results and current operating trends.

Advertising Costs

Advertising and marketing costs are expensed at the time the promotion first appears in media, in the store or when the advertising is mailed. Advertising and marketing costs totaled $180 million for 2023 and $166 million for both 2022 and 2021.

Property and Equipment

The Company's Property and Equipment are recorded at cost and depreciation is computed on a straight-line basis using the following depreciable life ranges:

Category of Property and Equipment	Depreciable Life Range
Hardware and Software, including software developed for internal use	3 - 5 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years

When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company's cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.

Long-lived store assets, which include leasehold improvements, store-related assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, the Company determines the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets are determined using Level 3 inputs within the fair value hierarchy.

Leases and Leasehold Improvements

The Company leases retail space, office space, warehouse facilities, storage space, equipment and certain other items under operating leases. A substantial portion of the Company's leases are operating leases for its stores, which generally have an initial term of 10 years. Annual store rent consists of a fixed minimum amount and/or variable rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally also require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. Certain leases contain predetermined fixed escalations of minimum rentals or require periodic adjustments of minimum rentals depending on an index or rate. Additionally, certain leases contain incentives, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property.

At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Variable lease payments associated with the Company's leases are recognized upon occurrence of the event or circumstance on which the payments are assessed. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate, adjusted for collateral, to determine the present value of its unpaid lease payments.

The Company's store leases often include options to extend the initial term or to terminate the lease prior to the end of the initial term. The exercise of these options is typically at the sole discretion of the Company. These options are included in determining the initial lease term at lease commencement if the Company is reasonably certain to exercise the option. Additionally, the Company may operate stores for a period of time on a month-to-month basis after the expiration of the lease term.

The Company also has leasehold improvements which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.

Intangible Assets - Goodwill and Trade Name

The Company has recorded Goodwill and Trade Name intangible assets resulting from business combinations that are recorded at cost.

Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of a reporting unit's fair value to its carrying value (including goodwill). If the Company determines that the fair value of a reporting unit is less than its carrying value, it recognizes an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to a reporting unit. The Company's reporting units are determined in accordance with the provisions of Accounting Standards Codification ("ASC") 350, *Intangibles - Goodwill and Other*.

The Bath & Body Works Trade Name is an intangible asset with an indefinite life that is reviewed for impairment each year in the fourth quarter, and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that the Trade Name is impaired, or to proceed directly to the quantitative assessment which requires a comparison of the fair value of the trade name to its carrying value. To determine if the fair value of the Trade Name is less than its carrying amount, the Company will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the Trade Name exceeds its fair value, the Company recognizes an impairment charge equal to the difference.

Foreign Currency Translation

The functional currency of the Company's foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company's resulting translation adjustments comprise substantially all of Accumulated Other Comprehensive Income in Shareholders' Equity (Deficit). Accumulated foreign currency translation adjustments are reclassified to Net Income when realized upon sale or upon complete, or substantially complete, liquidation of the investment in the foreign entity.

Derivative Financial Instruments

The Company's Canadian dollar denominated earnings are subject to exchange rate risk as substantially all the Company's merchandise sold in Canada is sourced through U.S. dollar transactions. The Company uses foreign currency forward contracts designated as cash flow hedges to mitigate this foreign currency exposure. Amounts are reclassified from Accumulated Other Comprehensive Income upon sale of the hedged merchandise to the customer. These gains and losses are recognized in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. All designated cash flow hedges are recorded on the Consolidated Balance Sheets at fair value. The fair value of designated cash flow hedges is not significant for any period presented. The Company does not use derivative financial instruments for trading purposes.

Easton Investments

The Company has land and other investments in Easton, a planned community in Columbus, Ohio, that integrates office, hotel, retail, residential and recreational space. These investments, totaling $120 million as of February 3, 2024 and $124 million as of January 28, 2023, are recorded in Other Assets on the Consolidated Balance Sheets.

Included in the Company's Easton investments are equity interests in Easton Town Center, LLC ("ETC") and Easton Gateway, LLC ("EG"), entities that own and develop commercial entertainment and shopping centers. The Company's investments in ETC and EG are accounted for using the equity method of accounting. The Company has majority financial interests in ETC and EG, but another unaffiliated member manages them, and certain significant decisions regarding ETC and EG require the consent of unaffiliated members in addition to the Company.

Under the equity method of accounting, the Company recognizes its share of the investee's net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company's share of net income or loss of all unconsolidated entities is included in Other Income (Loss) in the Consolidated Statements of Income. The Company's equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value.

Fair Value

The authoritative guidance included in ASC 820, *Fair Value Measurement,* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- *Level 1* - Quoted market prices in active markets for identical assets or liabilities.
- *Level 2* - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, Property and Equipment, Net, Goodwill and its Trade Name in accordance with the provisions of ASC 820.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company's Consolidated Statements of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In determining the Company's provision for income taxes, the Company considers permanent differences between book and tax income and statutory income tax rates. The Company's effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of the Company's operations and the level of earnings.

The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company's policy is to include interest and penalties related to uncertain tax positions in income tax expense.

The Company's income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Consolidated Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision for Income Taxes on the Consolidated Statements of Income.

Self-Insurance

The Company is self-insured for medical, workers' compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported ("IBNR") claims. IBNR claims are estimated using historical claim information and actuarial estimates.

Noncontrolling Interest

Noncontrolling interest represents the portion of equity interests of consolidated affiliates not owned by the Company.

Share-based Compensation

The Company recognizes all share-based payments to associates and directors as compensation cost over the service period based on their estimated fair value on the date of grant. The Company estimates award forfeitures at the time awards are granted and adjusts, if necessary, in subsequent periods based on historical experience and expected future forfeitures. As part of the Company's determination of award fair value, it assesses the impact of material nonpublic information on the share price at the time of grant. There were no such fair value adjustments to awards granted in any period presented.

Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Revenue Recognition

The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which for direct channel revenues reflects an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. The Company's shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income. The Company also provides a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.

The Company offers a loyalty program that allows customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, points are converted to rewards that may be used to purchase merchandise in stores or online. Points expire if a loyalty account is inactive for a certain period of time, while rewards expire if unused after approximately three months. The Company allocates revenue to points earned on qualifying purchases and defers recognition of revenue until the rewards are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points and rewards not expected to be redeemed based on historical experience.

The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer. In addition, the Company recognizes revenue on unredeemed gift cards when the likelihood of the gift cards being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion to, and over the same period as, actual gift card redemptions. The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage revenue is included in Net Sales in the Consolidated Statements of Income.

The Company also recognizes revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.

Costs of Goods Sold, Buying and Occupancy

The Company's Costs of Goods Sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company's Buying and Occupancy Expenses primarily include; occupancy costs, including rent, common area maintenance, real estate taxes, utilities, maintenance, and fulfillment expenses; depreciation for the Company's retail stores, warehouses, fulfillment facilities and equipment; and payroll, benefit costs and operating expenses for its buying departments and distribution network.

General, Administrative and Store Operating Expenses

The Company's General, Administrative and Store Operating Expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including home office and corporate functions), marketing and advertising costs, most of the Company's technology expenses, general corporate expenses and other selling and operating expenses not specifically categorized elsewhere in the Consolidated Statements of Income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, that expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance, and applies to companies with a single reportable segment. The standard is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on its disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures,* that requires enhanced income tax disclosures, primarily related to standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of adopting this standard on its disclosures.

2. Discontinued Operations

On August 2, 2021, the Company completed the spin-off of its Victoria's Secret business into an independent, publicly traded company that operates under the name Victoria's Secret & Co. ("Victoria's Secret") and trades under the symbol "VSCO" on the New York Stock Exchange (the "NYSE"). Accordingly, the Company has reported the results of the Victoria's Secret business as discontinued operations in the Consolidated Statements of Income through the date of the spin-off.

In connection with the Separation, the Company entered into several agreements with Victoria's Secret that govern the relationship of the parties following the Separation, including the Separation and Distribution Agreement, a Transition Services Agreement under which the Company provides services to Victoria's Secret (the "BBW to VS TSA"), a Transition Services under which the Company receives services from Victoria's Secret (the "VS to BBW TSA" and together with the BBW to VS TSA, the "Transition Services Agreements"), the Tax Matters Agreement, the Employee Matters Agreement and the Domestic Transportation Services Agreement. Additionally, the Company has contingent obligations relating to certain lease payments under the current terms of noncancelable leases. For additional information, see Note 13, "Commitments and Contingencies."

Under the terms of the BBW to VS TSA, the Company has provided Victoria's Secret with various services or functions, including human resources, payroll, information technology and certain logistics functions. The primary services that BBW still provides to VS under the BBW to VS TSA relate to information technology services. Under the terms of the VS to BBW TSA, Victoria's Secret has provided the Company with various services or functions, including information technology, certain logistics functions and customer marketing services. The primary services that VS still provides to BBW under the VS to BBW TSA relate to information technology services. The Company anticipates that both Transition Services Agreements will terminate during fiscal 2024. Consideration and costs for the services under the Transition Services Agreements are determined using several billing methodologies as described in the agreements, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. Consideration for transition services provided to Victoria's Secret is recorded within the Consolidated Statements of Income based on the nature of the service and as an offset to expenses incurred to provide the services. Costs for transition services provided by Victoria's Secret are recorded within the Consolidated Statements of Income based on the nature of the service.

The following table summarizes the consideration received and costs recognized pursuant to the Transition Service Agreements recorded in the Consolidated Statements of Income:

	2023	2022	2021
	(in millions)		
Consideration Received	$ 43	$ 74	$ 42
Costs Recognized	29	72	55

Under the terms of the Domestic Transportation Services Agreement, the Company will provide transportation services for Victoria's Secret merchandise in the U.S. and Canada until September 2026. Consideration for the transportation services is determined using customary billing and fixed billing methodologies, which are described in the agreement, and are subject to an administrative charge. Consideration for logistics services provided to Victoria's Secret is recorded within Costs of Goods Sold, Buying and Occupancy in the Consolidated Statements of Income and as an offset to expenses incurred to provide the services.

The following table summarizes the consideration received pursuant to the Domestic Transportation Services Agreement recorded in the Consolidated Statements of Income:

	2023	2022	2021
	(in millions)		
Consideration Received	$ 78	$ 91	$ 46

Financial Information of Discontinued Operations

The Company did not report any assets or liabilities classified as discontinued operations for any period presented.

Income from Discontinued Operations, Net of Tax in the Consolidated Statements of Income reflects the after-tax results of the Victoria's Secret business and Separation-related fees, and does not include any allocation of general corporate overhead expense or interest expense of the Company. The Company did not report any results from discontinued operations in 2023.

The following table summarizes the significant line items included in Income from Discontinued Operations, Net of Tax in the 2022 and 2021 Consolidated Statements of Income:

	2022		2021	
		(in millions)		
Net Sales	$	—	$	3,194
Costs of Goods Sold, Buying and Occupancy		—		(1,841)
General, Administrative and Store Operating Expenses (a)		—		(975)
Interest Expense		—		(2)
Other Loss		—		(3)
Income from Discontinued Operations Before Income Taxes		—		373
Provision (Benefit) for Income Taxes (b)		(6)		115
Income from Discontinued Operations, Net of Tax	$	6	$	258

_____

(a)   Fiscal 2021 includes Separation-related fees of $104 million. Prior to the Separation, these fees were reported in the Other category under the Company's previous segment reporting.

(b)   Fiscal 2022 includes an adjustment to the previously recorded tax expense related to the Separation.

The cash flows related to discontinued operations have not been segregated. Accordingly, the 2021 Consolidated Statement of Cash Flows includes the results from continuing and discontinued operations. The Company did not report any cash flows from discontinued operations during 2023 and 2022.

The following table summarizes significant non-cash operating items and Capital Expenditures of discontinued operations included in the 2021 Consolidated Statement of Cash Flows:

	2021	
	(in millions)	
Significant Non-cash Operating Items:		
Depreciation of Long-lived Assets	$	158
Share-based Compensation Expense		15
Deferred Income Taxes		3
Capital Expenditures		(66)

3. Revenue Recognition

Accounts Receivable, Net from revenue-generating activities were $84 million as of February 3, 2024 and $79 million as of January 28, 2023. These accounts receivable primarily relate to amounts due from the Company's franchise, license and wholesale partners. Under these arrangements, payment terms are typically 45 to 75 days.

The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, loyalty points and rewards, and direct channel shipments, which are all impacted by seasonal and holiday-related sales patterns. Deferred Revenue, which is recorded within Accrued Expenses and Other on the Consolidated Balance Sheets, was $198 million as of February 3, 2024 and $195 million as of January 28, 2023. The Company recognized $144 million as revenue in 2023 from amounts recorded as deferred revenue at the beginning of the Company's fiscal year.

The following table provides a disaggregation of Net Sales for 2023, 2022 and 2021:

	2023	2022	2021
		(in millions)	
Stores - U.S. and Canada	$ 5,507	$ 5,476	$ 5,709
Direct - U.S. and Canada	1,582	1,745	1,890
International (a)	340	339	283
Total Net Sales	$ 7,429	$ 7,560	$ 7,882

_____

(a)   Results include royalties associated with franchised stores and wholesale sales.

The Company's Net Sales outside of the U.S. include sales from Company-operated stores and its e-commerce site in Canada, royalties associated with franchised stores and wholesale sales. Certain of these sales are subject to the impact of fluctuations in foreign currency. The Company's Net Sales outside of the U.S. totaled $723 million in 2023, $707 million in 2022 and $626 million in 2021.

4. Net Income Per Share

Net Income per Basic Share is computed based on the weighted-average number of common shares outstanding. Net Income per Diluted Share includes the weighted-average effect of dilutive restricted share units, performance share units and stock options (collectively, "Dilutive Awards") on the weighted-average common shares outstanding.

The following table provides the weighted-average shares utilized for the calculation of Net Income per Basic and Diluted Share for 2023, 2022 and 2021:

	2023	2022	2021
		(in millions)	
Common Shares	243	247	282
Treasury Shares	(15)	(15)	(13)
Basic Shares	228	232	269
Effect of Dilutive Awards	1	1	4
Diluted Shares	229	233	273
Anti-dilutive Awards (a)	—	1	1

_____

(a) These awards were excluded from the calculation of Diluted Earnings per Share because their inclusion would have been anti-dilutive.

5. Inventories

The following table provides details of Inventories as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
	(in millions)	
Finished Goods Merchandise	$ 558	$ 538
Raw Materials and Merchandise Components	152	171
Total Inventories	$ 710	$ 709

6. Long-Lived Assets

The following table provides details of Property and Equipment, Net as of February 3, 2024 and January 28, 2023:

	February 3, 2024		January 28, 2023	
		(in millions)		
Land and Improvements	$	90	$	90
Buildings and Improvements		319		306
Furniture, Fixtures, Software and Equipment		1,821		1,637
Leasehold Improvements		850		809
Construction in Progress		43		73
Total		3,123		2,915
Accumulated Depreciation and Amortization		(1,903)		(1,722)
Property and Equipment, Net	$	1,220	$	1,193

Depreciation expense was $269 million in 2023, $221 million in 2022 and $205 million in 2021.

The Company's internationally-based long-lived assets, including operating lease assets, were $138 million as of February 3, 2024 and $146 million as of January 28, 2023.

7. Leases

The following table provides the components of lease cost for operating leases for 2023, 2022 and 2021:

	2023		2022		2021	
		(in millions)				
Operating Lease Costs	$	254	$	238	$	216
Variable Lease Costs		107		107		108
Short-term Lease Costs		41		37		34
Total Lease Cost	$	402	$	382	$	358

The following table provides future maturities of operating lease liabilities as of February 3, 2024:

Fiscal Year	(in millions)	
2024	$	242
2025		257
2026		229
2027		182
2028		150
Thereafter		357
Total Lease Payments		1,417
Less: Interest		(232)
Present Value of Operating Lease Liabilities	$	1,185

The Company accounts for all fixed consideration in a lease as a single lease component. Therefore, the payments used to measure the lease liability include fixed minimum rentals along with fixed operating costs such as common area maintenance and utilities.

As of February 3, 2024, the Company had additional operating lease commitments that have not yet commenced of $31 million.

The following table provides the weighted average remaining lease term and discount rate for operating lease liabilities as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
Weighted Average Remaining Lease Term (years)	6.4	6.6
Weighted Average Discount Rate	5.6%	5.4%

The following table provides supplemental cash flow information related to the Company's operating leases for 2023, 2022 and 2021:

	2023	2022	2021
	(in millions)		
Cash paid for Operating Lease Liabilities (a)	$ 280	$ 249	$ 245
Lease Assets obtained as a result of new Lease Liabilities	185	207	209

_____

(a) These payments are included within the Operating Activities section of the Consolidated Statements of Cash Flows.

Finance Leases

The Company leases certain fulfillment equipment under finance leases that expire at various dates through 2029. The Company records finance lease assets, net of accumulated amortization, in Property and Equipment, Net on the Consolidated Balance Sheets. Additionally, the Company records finance lease liabilities in Accrued Expenses and Other and Other Long-term Liabilities on the Consolidated Balance Sheets. Finance lease costs are comprised of the straight-line amortization of the lease asset and the accretion of interest expense under the effective interest method. The Company's finance lease assets and liabilities were not significant for any period presented.

8. Intangible Assets

Goodwill

The Company's Goodwill was $628 million as of February 3, 2024 and January 28, 2023.

The Company performed its qualitative goodwill impairment assessments as of February 3, 2024 and January 28, 2023 and determined that it was not more likely than not that fair value was less than carrying value (including goodwill) as of both dates.

Trade Name

The Company's Trade Name was $165 million as of February 3, 2024 and January 28, 2023.

The Company performed its impairment assessments of the Trade Name as of February 3, 2024 and January 28, 2023, utilizing the relief from royalty method under the income approach, and determined that its fair value was greater than its carrying value as of both dates.

9. Accrued Expenses and Other

The following table provides additional information about the composition of Accrued Expenses and Other as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
	(in millions)	
Deferred Revenue, Principally from Gift Card Sales	$ 198	$ 195
Compensation, Payroll Taxes and Benefits	114	127
Interest	58	74
Taxes, Other than Income	36	35
Rent	32	41
Accrued Claims on Self-insured Activities	34	36
Other	136	165
Total Accrued Expenses and Other	$ 608	$ 673

10. Income Taxes

Current income tax expense represents the amounts expected to be reported on the Company's income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.

The following table provides the components of the Company's provision for income taxes for 2023, 2022 and 2021:

	2023	2022	2021
	(in millions)		
Current:			
U.S. Federal	$ 214	$ 180	$ 249
U.S. State	49	48	53
Non-U.S.	7	8	4
Total	270	236	306
Deferred:			
U.S. Federal	(19)	10	24
U.S. State	(2)	—	10
Non-U.S.	(106)	5	8
Total	(127)	15	42
Provision for Income Taxes	$ 143	$ 251	$ 348

The non-U.S. component of pre-tax income, arising principally from overseas operations, was income of $84 million, $94 million and $110 million for 2023, 2022 and 2021, respectively.

The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2023, 2022 and 2021:

	2023	2022	2021
Federal Income Tax Rate	21.0%	21.0%	21.0%
State Income Taxes, Net of Federal Income Tax Effect	4.0%	4.1%	4.2%
Impact of Non-U.S. Operations	0.2%	0.1%	0.1%
Change in Valuation Allowance	(11.0%)	— %	— %
Share-based Compensation	0.1%	(0.7%)	(0.7%)
Uncertain Tax Positions	—%	(0.7%)	(0.5%)
Other Items, Net	(0.4%)	0.2%	0.4%
Effective Tax Rate	13.9%	24.0%	24.5%

Deferred Taxes

Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.

The following table provides the effect of temporary differences that cause deferred income taxes as of February 3, 2024 and January 28, 2023:

	February 3, 2024			January 28, 2023		
	Assets	Liabilities	Total	Assets	Liabilities	Total
	(in millions)					
Loss Carryforwards	$ 390	$ —	$ 390	$ 396	$ —	$ 396
Leases	280	(266)	14	275	(261)	14
Capitalized Research and Development	30	—	30	11	—	11
Share-based Compensation	9	—	9	9	—	9
Property and Equipment	—	(141)	(141)	—	(140)	(140)
Trade Names	—	(38)	(38)	—	(38)	(38)
Other Assets	—	(59)	(59)	—	(62)	(62)
Other, Net	56	(11)	45	56	(13)	43
Valuation Allowance	(253)	—	(253)	(364)	—	(364)
Total Deferred Income Taxes	$ 512	$ (515)	$ (3)	$ 383	$ (514)	$ (131)

As of February 3, 2024, the Company had loss carryforwards of $390 million, of which $248 million had an indefinite carryforward. The remainder of the U.S. and non-U.S. carryforwards, if unused, will expire at various dates from 2024 through

2040 and 2030 through 2041, respectively. For certain jurisdictions where the Company has determined that it is more likely than not that the loss carryforwards will not be realized, a valuation allowance has been provided on those loss carryforwards as well as other net deferred tax assets.

Income tax payments were $231 million for 2023, $188 million for 2022 and $487 million for 2021.

Uncertain Tax Positions

The following table summarizes the activity related to the Company's unrecognized tax benefits for U.S. federal, state and non-U.S. tax jurisdictions for 2023, 2022 and 2021, without interest and penalties:

	2023	2022	2021
		(in millions)	
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$ 149	$ 147	$ 152
Increases to Unrecognized Tax Benefits for Prior Years	1	14	5
Decreases to Unrecognized Tax Benefits for Prior Years	(7)	(12)	(12)
Increases to Unrecognized Tax Benefits as a Result of Current Year Activity	5	6	21
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	(1)	(2)	(3)
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(2)	(4)	(16)
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$ 145	$ 149	$ 147

Of the total gross unrecognized tax benefits, approximately $131 million, $135 million and $132 million, at February 3, 2024, January 28, 2023, and January 29, 2022, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.

Of the total unrecognized tax benefits, it is reasonably possible that $105 million could change in the next 12 months due to audit settlements, expiration of statutes of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may result in amounts which could be different from this estimate. In such case, the Company will record additional tax expense or tax benefit in the period in which such matters are effectively settled.

The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized an income tax expense from interest and penalties of approximately $9 million and $2 million for 2023 and 2022, respectively, and income tax benefits of $2 million in 2021. The Company had accrued $19 million and $10 million for the payment of interest and penalties as of February 3, 2024 and January 28, 2023, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Consolidated Balance Sheets.

The Company files U.S. federal income tax returns as well as income tax returns in various states and in non-U.S. jurisdictions. The Company is a participant in the Compliance Assurance Process, which is a program made available by the Internal Revenue Service ("IRS") to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax returns. The IRS is currently examining the Company's 2020 to 2023 consolidated U.S. federal income tax returns.

The Company is also subject to various state and local income tax examinations for the years 2017 to 2022. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2010 to 2022. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.

11. Long-term Debt and Borrowing Facility

The following table provides the Company's outstanding Long-term Debt balance, net of unamortized debt issuance costs and discounts, as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
	(in millions)	
Senior Debt with Subsidiary Guarantee		
$314 million, 9.375% Fixed Interest Rate Notes due July 2025 ("2025 Notes")	$ 313	$ 317
$297 million, 6.694% Fixed Interest Rate Notes due January 2027 ("2027 Notes")	287	283
$462 million, 5.250% Fixed Interest Rate Notes due February 2028 ("2028 Notes")	460	498
$500 million, 7.500% Fixed Interest Rate Notes due June 2029 ("2029 Notes")	492	491
$938 million, 6.625% Fixed Interest Rate Notes due October 2030 ("2030 Notes")	930	991
$811 million, 6.875% Fixed Interest Rate Notes due November 2035 ("2035 Notes")	806	993
$613 million, 6.750% Fixed Interest Rate Notes due July 2036 ("2036 Notes")	608	694
Total Senior Debt with Subsidiary Guarantee	3,896	4,267
Senior Debt		
$294 million, 6.950% Fixed Interest Rate Debentures due March 2033 ("2033 Notes")	293	349
$201 million, 7.600% Fixed Interest Rate Notes due July 2037 ("2037 Notes")	199	246
Total Senior Debt	492	595
Total Long-term Debt	$ 4,388	$ 4,862

The following table provides principal payments due on outstanding Long-term Debt in the next five fiscal years and the remaining years thereafter:

Fiscal Year	(in millions)
2024	$ —
2025	314
2026	297
2027	—
2028	462
Thereafter	3,357

Cash paid for interest was $346 million in 2023, $339 million in 2022 and $354 million in 2021.

Repurchases of Notes

The gains and losses on the extinguishment of debt include the write-offs of unamortized issuance costs and are included in Other Income (Loss) in the Consolidated Statements of Income.

2021 Repurchases

In April 2021, the Company redeemed the remaining $285 million of its outstanding 5.625% senior notes due February 2022 and $750 million of its outstanding 6.875% senior secured notes due July 2025. The Company recognized a pre-tax loss related to this extinguishment of debt of $105 million (after-tax loss of $80 million).

In September 2021, the Company completed the tender offers to purchase $270 million of its outstanding 5.625% senior notes due October 2023 (the "2023 Notes") and $180 million of its outstanding 2025 Notes for an aggregate purchase price of $532 million. Additionally, in October 2021, the Company redeemed the remaining $50 million of its outstanding 2023 Notes for an aggregate purchase price of $54 million. The Company recognized a pre-tax loss related to this extinguishment of debt of $89 million (after-tax loss of $68 million).

2023 Repurchases

During 2023, the Company repurchased in the open market and extinguished $485 million principal amount of the Company's outstanding senior notes. The aggregate repurchase price for these notes was $447 million, resulting in pre-tax gains of $34 million, net of the write-off of unamortized issuance costs, during 2023.

The following table provides details of the outstanding principal amount of senior notes repurchased and extinguished during 2023:

	(in millions)
2025 Notes	$ 6
2028 Notes	38
2030 Notes	62
2033 Notes	56
2035 Notes	189
2036 Notes	87
2037 Notes	47
Total	$ 485

Subsequent to February 3, 2024 through March 22, 2024, the Company repurchased in the open market and extinguished $45 million principal amount of the Company's outstanding senior notes for an aggregate repurchase price of $45 million.

Asset-backed Revolving Credit Facility

The Company and certain of the Company's 100% owned subsidiaries guarantee and pledge collateral to secure an asset-backed revolving credit facility ("ABL Facility"). The ABL Facility, which allows borrowings and letters of credit in U.S. dollars or Canadian dollars, has aggregate commitments of $750 million and an expiration date in August 2026.

In the second quarter of 2023, the Company amended its ABL Facility to replace the London Interbank Offer Rate-based rate with a Secured Overnight Financing Rate ("SOFR") based rate as the interest rate benchmark on U.S. dollar borrowings. This amendment made no other material changes to the terms of the ABL Facility.

Availability under the ABL Facility is the lesser of (i) the borrowing base, determined primarily based on the Company's eligible U.S. and Canadian credit card receivables, accounts receivable, inventory and eligible real property, or (ii) the aggregate commitment. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the borrowing base and (ii) the aggregate commitment, the Company is required to repay the outstanding amounts under the ABL Facility to the extent of such excess. As of February 3, 2024, the Company's borrowing base was $539 million and it had no borrowings outstanding under the ABL Facility.

The ABL Facility supports the Company's letter of credit program. The Company had $10 million of outstanding letters of credit as of February 3, 2024 that reduced its availability under the ABL Facility. As of February 3, 2024, the Company's availability under the ABL Facility was $529 million.

As of February 3, 2024, the ABL Facility fees related to committed and unutilized amounts were 0.30% per annum, and the fees related to outstanding letters of credit were 1.25% per annum. In addition, the interest rate on outstanding U.S. dollar borrowings was the Term SOFR plus 1.25% per annum and a credit spread adjustment of 0.10% per annum. The interest rate on outstanding Canadian dollar-denominated borrowings was the Canadian Dollar Offered Rate plus 1.25% per annum.

The ABL Facility requires the Company to maintain a fixed charge coverage ratio of not less than 1.00 to 1.00 during an event of default or any period commencing on any day when specified excess availability is less than the greater of (i) $70 million or (ii) 10% of the maximum borrowing amount. As of February 3, 2024, the Company was not required to maintain this ratio.

12. Fair Value Measurements

The following table provides a summary of the principal value and estimated fair value of outstanding Long-term Debt as of February 3, 2024 and January 28, 2023:

	February 3, 2024	January 28, 2023
	(in millions)	
Principal Value	$ 4,430	$ 4,915
Fair Value, Estimated (a)	4,456	4,707

_____

(a) The estimated fair values are based on reported transaction prices which are considered Level 2 inputs in accordance with ASC 820. The estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Management believes that the carrying values of the Company's Accounts Receivable, Accounts Payable and Accrued Expenses approximate their fair values because of their short maturities.

13. Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising in the ordinary course of business. Actions filed against the Company from time to time may include commercial, tort, intellectual property, tax, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company's results of operations, financial condition or cash flows.

Lease Guarantees

In connection with the spin-off of Victoria's Secret and the disposal of a certain other business, the Company had remaining contingent obligations of $263 million as of February 3, 2024 related to lease payments under the current terms of noncancelable leases, primarily related to office space, expiring at various dates through 2037. These obligations include minimum rent and additional payments covering taxes, common area costs and certain other expenses and relate to leases that commenced prior to the disposition of these businesses. The Company's reserves related to these obligations were not significant for any period presented.

14. Shareholders' Equity (Deficit)

Common Stock Share Repurchases

2022 Repurchase Program

In February 2022, the Company's Board of Directors (the "Board") authorized a $1.5 billion share repurchase program (the "February 2022 Program"). As part of the February 2022 Program, the Company entered into an accelerated share repurchase program ("ASR") under which the Company repurchased $1 billion of its own outstanding common stock. The delivery of shares under the ASR resulted in an immediate reduction of the shares used to calculate the weighted-average common shares outstanding for net income per basic and diluted share. Pursuant to the Board's authorization, the Company made other share repurchases in the open market under the February 2022 Program during 2022 and 2023.

On February 4, 2022, the Company delivered $1 billion to the ASR bank, and the bank delivered 14 million shares of common stock to the Company (the "Initial Shares"). Pursuant to the terms of the ASR, the Initial Shares represented 80% of the number of shares determined by dividing the $1 billion Company payment by the closing price of its common stock on February 2, 2022.

In May 2022, the Company received an additional 7 million shares of its common stock from the ASR bank for the final settlement of the ASR. The final number of shares of common stock delivered under the ASR was based generally upon a discount to the average daily Rule 10b-18 volume-weighted average price at which the shares of common stock traded during the regular trading sessions on the NYSE during the term of the repurchase period.

The Company repurchased the following shares of its common stock during 2022:

Repurchase Program	Amount Authorized		Shares Repurchased	Amount Repurchased		Average Stock Price
	(in millions)		(in thousands)	(in millions)		
February 2022			6,401	$	312	$ 48.77
February 2022 - Accelerated Share Repurchase Program	$	1,500	20,295		1,000	49.27
Total			26,696	$	1,312	

The Company repurchased the following shares of its common stock during 2023:

Repurchase Program	Amount Authorized		Shares Repurchased	Amount Repurchased		Average Stock Price
	(in millions)		(in thousands)	(in millions)		
February 2022	$	1,500	4,096	$	149	$ 36.38

The February 2022 Program had $39 million of remaining authority as of February 3, 2024. There were share repurchases of $1 million reflected in Accounts Payable on the February 3, 2024 Consolidated Balance Sheet. Subsequent to February 3, 2024

through March 22, 2024, the Company repurchased an additional 606 thousand shares of its common stock for $27 million under the February 2022 Program.

2024 Repurchase Program

In January 2024, the Board authorized a new $500 million share repurchase program (the "January 2024 Program"). As of March 22, 2024, the Company had not repurchased any shares under the January 2024 Program.

Common Stock Retirement

Shares of common stock repurchased under the February 2022 Program were retired and cancelled upon repurchase, including shares repurchased under the ASR. As a result, the Company retired the 26.696 million shares repurchased under the February 2022 Program during 2022, which resulted in reductions of $13 million in the par value of Common Stock, $87 million in Paid-in Capital and $1.212 billion in Retained Earnings (Accumulated Deficit).

Additionally, the Company retired the 4.096 million shares repurchased under the February 2022 Program during 2023, which resulted in reductions of $2 million in the par value of Common Stock, $14 million in Paid-in Capital and $133 million in Retained Earnings (Accumulated Deficit).

Dividends

In connection with the onset of the COVID-19 pandemic, the Board suspended the Company's quarterly cash dividend beginning in the second quarter of 2020. In March 2021, the Board reinstated the annual dividend at $0.60 per share, beginning with the quarterly dividend paid in June 2021. In February 2022, the Board increased the annual dividend to $0.80 per share, beginning with the quarterly dividend paid in March 2022.

The Company paid the following dividends during 2023, 2022 and 2021:

	Ordinary Dividends (per share)		Total Paid (in millions)	
2023				
First Quarter	$	0.20	$	46
Second Quarter		0.20		46
Third Quarter		0.20		45
Fourth Quarter		0.20		45
2023 Total	$	0.80	$	182
2022				
First Quarter	$	0.20	$	48
Second Quarter		0.20		46
Third Quarter		0.20		46
Fourth Quarter		0.20		46
2022 Total	$	0.80	$	186
2021				
First Quarter	$	—	$	—
Second Quarter		0.15		42
Third Quarter		0.15		39
Fourth Quarter		0.15		39
2021 Total	$	0.45	$	120

On March 8, 2024, the Company paid its first quarter 2024 dividend of $0.20 per share to stockholders of record at the close of business on February 23, 2024.

15. Share-based Compensation

Plan Summary

In 2020, the Company's stockholders approved the 2020 Stock Option and Performance Incentive Plan ("2020 Plan"). The 2020 Plan replaced the 2015 Stock Option and Performance Incentive Plan (together with the 2020 Plan, the "Plans"). The Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock units, restricted stock, performance share units and unrestricted shares. Historically, the Company granted stock options at a price equal to the fair market value of the stock on the date of grant. Stock options have a maximum term of 10 years. Stock options and restricted stock units generally vest over three-to-five-years. Performance share units generally cliff vest at the end of a three-year performance period based upon the Company's achievement of pre-established goals over the performance period.

Under the Plans, 206 million options, restricted and unrestricted shares have been authorized to be granted to associates and directors. There were 13 million shares of common stock available for future issuance under the Plans as of February 3, 2024.

Income Statement Impacts

The following table provides share-based compensation expense included in the Consolidated Statements of Income for 2023, 2022 and 2021:

	2023	2022	2021
	(in millions)		
Costs of Goods Sold, Buying and Occupancy	$ 13	$ 14	$ 10
General, Administrative and Store Operating Expenses	30	24	21
Total Share-based Compensation Expense	$ 43	$ 38	$ 31

The Company recognized incremental tax expense associated with share-based compensation of $1 million for 2023. The tax benefit associated with recognized share-based compensation expense was $7 million for 2022 and $10 million for 2021.

Victoria's Secret & Co. Spin-Off

In connection with the Separation, the Company adjusted its outstanding share-based awards in accordance with the terms of the Employee Matters Agreement entered into at the time of the Separation. Adjustments to the underlying shares and terms of outstanding restricted stock units, performance share units and stock options were made to preserve the intrinsic value of the awards immediately before and after the Separation. The historical disclosures relating to 2021 reported below within this Note 15 have not been segregated between continuing and discontinued operations.

Restricted Stock Units and Performance Share Units

The following table provides the Company's restricted stock unit and performance share unit activity on a combined basis for the year ended February 3, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Unvested as of January 28, 2023	2,319	$ 44.65
Granted	1,273	35.93
Vested	(861)	41.58
Cancelled	(151)	42.74
Unvested as of February 3, 2024	2,580	$ 41.49

The fair value of restricted stock unit and performance share unit awards is generally based on the market value of the Company's common stock on the grant date adjusted for anticipated dividend yields. The weighted-average estimated fair value of awards granted was $35.93 per share for 2023, $44.73 per share for 2022 and $52.91 per share for 2021.

The Company's total intrinsic value of awards that vested was $31 million for 2023, $88 million for 2022 and $137 million for 2021. The Company's total fair value at grant date of awards that vested was $36 million for 2023, $36 million for 2022 and $75 million for 2021.

Tax benefits realized from tax deductions associated with awards that vested were $6 million for 2023, $14 million for 2022 and $36 million for 2021.

As of February 3, 2024, there was $41 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock and performance share units. This cost is expected to be recognized over a weighted-average period of 1.5 years.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting. Management's Report on Internal Control Over Financial Reporting as of February 3, 2024 is set forth in Item 8. Financial Statements and Supplementary Data.

Attestation Report of the Registered Public Accounting Firm. The Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting as of February 3, 2024 is set forth in Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred in the fourth quarter 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

Securities Trading Plans of Directors and Executive Officers

None of our directors or executive officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408(c) of Regulation S-K) during the fourth quarter of 2023.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by Item 10 regarding our directors, executive officers and corporate governance is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference. Information regarding compliance with Section 16(A) of the Exchange Act is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

The Company has a written Code of Conduct that applies to the Company's Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Financial and Accounting Officer) and others. The Code of Conduct is available on the Company's website at *www.bbwinc.com* (accessible by clicking on the "Investors" link on the main page followed by the "Governance" and "Committee Charters and Governance Materials" links), and a printed copy will be delivered free of charge on request by writing to the Corporate Secretary of the Company at Three Limited Parkway, Columbus, Ohio 43230, c/o Chief Legal Officer. Any amendments to, or waivers from, a provision of the Company's Code of Conduct that applies to the Company's Principal Executive Officer and Principal Financial and Accounting Officer and that relates to any element of the code of ethics enumerated in paragraph (b) of Item 406 of Regulation S-K shall be disclosed by posting such information on the Company's website at *www.bbwinc.com*.

ITEM 11. EXECUTIVE COMPENSATION.

Information required by Item 11 regarding executive compensation is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by Item 12 regarding the security ownership of certain beneficial owners and management is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

The following table summarizes share and exercise price information about the Company's equity compensation plans as of February 3, 2024:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,076,655 (1)	$ 49.32 (2)	15,224,269 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	3,076,655	$ 49.32	15,224,269

_____

(1) Includes the following plans: the 2020 Stock Option and Performance Incentive Plan (the "2020 Plan"); the 2015 Stock Option and Performance Incentive Plan (the "2015 Plan"); and the 2011 Stock Option and Performance Incentive Plan (the "2011 Plan"). There are no shares remaining available for grant under the 2015 Plan or the 2011 Plan.

(2) Includes the weighted average exercise price for stock options only.

(3) Includes securities remaining available for future issuance for each of the following plans: the 2020 Plan (12,888,294) and the Associate Stock Purchase Plan (2,335,975).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Information required by Item 13 regarding certain relationships and related transactions is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Information required by Item 14 regarding principal accountant fees and services is included in our Proxy Statement related to our 2024 Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Consolidated Financial Statements

The following consolidated financial statements of Bath & Body Works, Inc. are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

Management's Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Balance Sheets

Consolidated Statements of Total Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Schedules have been omitted because they are not required or are not applicable or because the information required to be set forth therein either is not material or is included in the financial statements or notes thereto.

(3) List of Exhibits

3	Articles of Incorporation and Bylaws.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, dated May 20, 2020), as amended by the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated August 3, 2021).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K dated January 28, 2022).
4	Instruments Defining the Rights of Security Holders.
4.1	Conformed copy of the Indenture dated as of March 15, 1988 between the Company and The Bank of New York, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-105484) filed on May 22, 2003.
4.2	First Supplemental Indenture dated as of May 31, 2005 among the Company, The Bank of New York and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.2 to the Company's Registration Statement on Form S-3 (Reg. No. 333-125561) filed on June 6, 2005.
4.3	Second Supplemental Indenture dated as of July 17, 2007 between the Company and The Bank of New York Trust Company, N.A., incorporated by reference to Exhibit 4.1.3 to the Company's Registration Statement on Form S-3 (Reg. No. 333-146420) filed on October 1, 2007.
4.4	Seventh Supplemental Indenture dated as of March 22, 2013 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., incorporated by reference to Exhibit 4.1.8 to the Company's Registration Statement on Form S-3 (Reg. No. 333-191968) filed on October 29, 2013.
4.5	Twelfth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.26 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.6	Indenture dated as of February 19, 2003 between the Company and The Bank of New York, incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-4 (Reg. No. 333-104633) filed on April 18, 2003.

4.7	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.27 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.8	Indenture dated as of October 30, 2015 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated November 3, 2015.
4.9	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.10	Indenture, dated as of June 16, 2016, between the Company and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.11	First Supplemental Indenture dated as of June 16, 2016 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 16, 2016.
4.12	Second Supplemental Indenture dated as of January 23, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated January 23, 2018.
4.13	Third Supplemental Indenture dated as of June 20, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated June 24, 2019.
4.14	Fourth Supplemental Indenture dated as of June 30, 2019 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 3, 2019.
4.15	Fifth Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.16	Indenture dated as of June 18, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.25 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.17	Supplemental Indenture No. 1 dated as of June 29, 2018 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.26 to the Company's Registration Statement on Form S-4 (Reg. No. 333-227288) filed on September 11, 2018.
4.18	Second Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.30 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.19	Indenture dated as of June 18, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 18, 2020.
4.20	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.21	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.22	Indenture dated as of September 30, 2020 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 30, 2020.
4.23	First Supplemental Indenture dated as of August 2, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.24	Second Supplemental Indenture dated as of November 17, 2021 among the Company, the guarantors named therein and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.36 to the Company's Annual Report on Form 10-K for the year ended January 29, 2022.
4.25	Description of the Registrant's Securities, incorporated by reference to Exhibit 4.25 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.

10	Material Contracts.
10.1	Form of Indemnification Agreement between the Company and the directors and executive officers of the Company, incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.2	2011 Stock Option and Performance Incentive Plan incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2012.**
10.3	2015 Stock Option and Performance Incentive Plan, incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-206787) filed on September 4, 2015.**
10.4	2015 Stock Option and Performance Incentive Plan Terms and Conditions of Stock Option Grant, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2015.**
10.5	2020 Stock Option and Performance Incentive Plan, incorporated by reference to Appendix C to the Company's Proxy Statement dated April 2, 2020.**
10.6	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Associate Award), incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.7	2020 Stock Option and Performance Incentive Plan Performance Share Unit Award Agreement, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.8	2020 Stock Option and Performance Incentive Plan Stock Option Award Agreement, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 1, 2021.**
10.9	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement between the Company and Sarah Nash, dated as of March 11, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 11, 2022.**
10.10	2020 Stock Option and Performance Incentive Plan Restricted Share Unit Award Agreement (Form of Director Award Agreement), incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.11	Amended and Restated 2015 Cash Incentive Compensation Performance Plan, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 29, 2022.**
10.12	Cash Incentive Compensation Performance Plan**
10.13	Associate Stock Purchase Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 13, 2022.**
10.14	Offer Letter between the Company and Gina Boswell, dated as of November 1, 2022, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.15	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Gina Boswell, dated as of December 1, 2022, incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.16	Executive Severance Agreement between the Company and Gina Boswell, dated as of December 1, 2022, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.17	Offer Letter between the Company and Eva Boratto, dated as of July 18, 2023, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.18	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Eva Boratto, dated as of August 1, 2023, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.19	Executive Severance Agreement between the Company and Eva Boratto, dated as of August 1, 2023, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.20	Executive Employment Agreement between Bath and Body Works, LLC and Deon Riley, dated February 4, 2021, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**

10.21	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Deon Riley, dated as of December 7, 2020, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.22	Executive Severance Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.23	Executive Retention Agreement between the Company and Deon Riley, dated as of May 13, 2022, incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.24	Executive Employment Agreement between Bath & Body Works, LLC and Julie Rosen, dated as of February 3, 2021, incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended January 30, 2021.**
10.25	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Julie Rosen, dated as of July 23, 2020, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.26	Executive Severance Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.27	Executive Retention Agreement between the Company and Julie Rosen, dated as of May 13, 2022, incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.28	Offer Letter between the Company and Michael Wu, dated as of April 19, 2021, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.29	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Michael Wu, dated as of April 19, 2021, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.30	Executive Severance Agreement between the Company and Michael Wu, dated as of May 13, 2022, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.31	Executive Retention Agreement between the Company and Michael Wu, dated as of May 13, 2022, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.32	Confidentiality, Non-Competition and Intellectual Property Agreement between the Company and Wendy Arlin, dated as of May 12, 2021, incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.**
10.33	Executive Severance Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.34	Executive Retention Agreement between the Company and Wendy Arlin, dated as of May 13, 2022, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.**
10.35	Letter Agreement between the Company and Wendy Arlin, effective as of June 7, 2023, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.**
10.36	Third Amended and Restated Master Aircraft Time Sharing Agreement between L Brands Service Company, LLC and Gina Boswell, effective as of August 14, 2023.**
10.37	Separation and Distribution Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.38	L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.39	Amendment No. 1 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***

10.40	Amendment No. 2 to L Brands to VS Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023, incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.***
10.41	VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.42	Amendment No. 1 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 20, 2022, incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2022.***
10.43	Amendment No. 2 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of January 23, 2023, incorporated by reference to Exhibit 10.42 to the Company's Annual Report on Form 10-K for the year ended January 28, 2023.***
10.44	Amendment No. 3 to VS to L Brands Transition Services Agreement between the Company and Victoria's Secret & Co., dated as of July 21, 2023, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.***
10.45	Tax Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.46	Employee Matters Agreement between the Company and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated August 3, 2021.***
10.47	Domestic Transportation Services Agreement between Mast Logistics Services, LLC and Victoria's Secret & Co., dated as of August 2, 2021, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated August 3, 2021.
10.48	Amendment No. 1 to the Amended and Restated Revolving Credit Agreement among the Company, the borrowing subsidiaries party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., dated as of June 9, 2023, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2023.
21	Subsidiaries of the Registrant.
22	List of Guarantor Subsidiaries.
23.1	Consent of Ernst & Young LLP.
24	Powers of Attorney.
31.1	Section 302 Certification of CEO.
31.2	Section 302 Certification of CFO.
32	Section 906 Certification (by CEO and CFO).
97	Financial Restatement Compensation Recoupment Policy
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

**   Identifies management contracts or compensatory plans or arrangements.

***   Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

(b)   Exhibits.

The exhibits to this report are listed in section (a)(3) of Item 15 above.

(c)   Not applicable.

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or l5(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2024

BATH & BODY WORKS, INC. (Registrant)

By: /s/   EVA C. BORATTO

Eva C. Boratto
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 22, 2024:

Signature	Title
/s/ GINA R. BOSWELL Gina R. Boswell	Director and Chief Executive Officer (Principal Executive Officer)
/s/ EVA C. BORATTO Eva C. Boratto	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ SARAH E. NASH* Sarah E. Nash	Chair of the Board of Directors
/s/ PATRICIA S. BELLINGER* Patricia S. Bellinger	Director
/s/ ALESSANDRO BOGLIOLO* Alessandro Bogliolo	Director
/s/ LUCY O. BRADY* Lucy O. Brady	Director
/s/ FRANCIS A. HONDAL* Francis A. Hondal	Director
/s/ THOMAS J. KUHN* Thomas J. Kuhn	Director
/s/ DANIELLE M. LEE* Danielle M. Lee	Director
/s/ MICHAEL G. MORRIS* Michael G. Morris	Director
/s/ JUAN RAJLIN* Juan Rajlin	Director
/s/ STEPHEN D. STEINOUR* Stephen D. Steinour	Director
/s/ JAMES K. SYMANCYK* James K. Symancyk	Director
/s/ STEVEN E. VOSKUIL* Steven E. Voskuil	Director

*   The undersigned, by signing her name hereto, does hereby sign this report on behalf of each of the above-indicated directors of the registrant pursuant to powers of attorney executed by such directors.

By: /s/   EVA C. BORATTO

Eva C. Boratto
Attorney-in-fact

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Board of Directors and Executive Officers

Board of Directors

Sarah E. Nash, Board Chair
Chief Executive Officer,
Novagard Solutions

Patricia S. Bellinger
Operating Partner,
Sandbrook Capital

Alessandro Bogliolo
Former Chief Executive Officer,
Tiffany & Co.

Gina R. Boswell
Chief Executive Officer,
Bath & Body Works, Inc.

Lucy O. Brady
President, Snacks & Grocery,
Conagra Brands, Inc.

Francis A. Hondal
Former President of Loyalty and
Engagement, Mastercard Inc.

Danielle M. Lee
Former President, Warner Music
Artist & Fan Experiences, Warner
Music Group Corp.

Michael G. Morris
Chairman, President and Chief
Executive Officer, American Electric
Power Company, Inc. (Retired)

Juan Rajlin
Vice President and Treasurer,
Alphabet Inc.

Stephen D. Steinour
Chairman, President and Chief
Executive Officer, Huntington
Bancshares Incorporated

J.K. Symancyk
President and Chief Executive
Officer, PetSmart LLC

Steven E. Voskuil
Senior Vice President and Chief
Financial Officer, The Hershey
Company

Executive Officers

Gina R. Boswell
Chief Executive Officer

Eva C. Boratto
Chief Financial Officer

Tom E. Mazurek
Chief Supply Chain Officer

Deon N. Riley
Chief Human Resources Officer

Julie B. Rosen
President, Retail

Michael C. Wu
Chief Legal Officer and
Corporate Secretary

HEADQUARTERS
Bath & Body Works, Inc.
Three Limited Parkway
Columbus, OH 43230

Investor Inquiries should be directed to:

By email: investorrelations@bbw.com

By mail: Bath & Body Works Investor Relations
Three Limited Parkway
Columbus, OH 43230

Stock Exchange Listing
NYSE: BBWI

Transfer Agent
American Stock Transfer & Trust Company

Company Website
www.bbwinc.com

Independent Public Accountants
Ernst & Young LLP

Bath&Body Works®

Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

www.bbwinc.com

